WEBSENSE.


Received SEC
APR 2 8 2008
Washington, DC 20
PROCESSED
MAY 0 8 2008
THOMSON REUTERS

Essential
Information Protection

2007 Annual Report
2007 10K
2008 Proxy Statement









"In the past year, Websense acquired two companies and expanded its product portfolio beyond Web filtering, to include data loss prevention and messaging security products. The company successfully integrated these technologies to offer a full complement of best-of-breed Web, messaging and data security products. Websense now stands alone in providing the answer to today's data security needs. Websense is Essential Information Protection™."

Gene Hodges
Chief Executive Officer

ESSENTIAL

To succeed in business, the Internet isn't
just necessary—it's absolutely essential.

With its openness and constant connectivity
it enables collaboration, new markets, and endless opportunity.

Unfortunately, it can also pose grave threats
to the lifeblood of any business—information.
Threats from deliberate malice as well as
the well-intended behavior of billions of Web users.

To avoid these dangers, you need a deeper understanding
of the Internet and the ways in which businesses use it.

That's what we do, and have done all along, at Websense.
As the premier security provider in the Web 2.0 world,
no one understands the Web like we do.

Our integrated Web, messaging and data security
assures our customers' success by protecting essential information.

Only Websense provides visibility and control over
who is authorized to access sites, information or applications,
what information must be protected,
where information can be sent
and **how** information can be exchanged.

So employees stay productive on any network, anytime and anywhere,
realizing the full potential of a connected world
while minimizing the risk to critical information.

Websense is Essential Information Protection™

To our Valued
STOCKHOLDERS:

2007 was a pivotal year for Websense. We completed two acquisitions, significantly expanded our product portfolio and increased our distribution throughout the world. As a result, Websense is a stronger company than when I wrote to you a year ago, and I am confident we have a bright future ahead of us.

Our growth strategies for the year were consistent with those we outlined in 2006—increase our international presence, increase billings with small- and medium-sized business (SMB) customers, and expand into high-growth content security market segments. We saw an opportunity to accelerate our progress on all fronts through the acquisition of SurfControl, our largest Web filtering competitor, and we completed the transaction early in the fourth quarter. This acquisition, combined with disciplined execution of our existing business plans, resulted in an increase in the number of customers to more than 50,000 and seats under subscription to more than 42 million.

2007 FINANCIAL PERFORMANCE Our reported billings for 2007, which represent the full amount of subscription contracts billed to customers by Websense during the year, were $258 million, an increase of 22 percent over 2006. On a pro forma basis, assuming that SurfControl had been part of Websense for the entire year, billings were $356 million. As was the case in 2006, growth was strongest outside the United States, driven by new business in the high-growth economies of Europe, India, Latin America and Asia-Pacific. Billings to international customers contributed 47 percent of total billings, compared to 41 percent in 2006. We expect this trend of more rapid growth in international markets to continue, and anticipate that in 2008 we will generate more than half of our billings outside the United States for the first time.

Revenue in 2007, calculated according to U.S. Generally Accepted Accounting Principles (GAAP), increased by 18 percent over 2006 levels, to $212 million. This amount included $8.7 million recognized from $19.8 million in SurfControl deferred revenue that was retained after the write down of the majority of SurfControl's historical deferred revenue to fair value as of the acquisition date. At year-end, total deferred revenue was $287 million, an increase of 30 percent from year-end 2006.

We continue to generate significant cash flow from operations. Even after funding two acquisitions during the year, we closed December with approximately $86 million in cash, cash equivalents and marketable securities, which is more than sufficient to fund our day-to-day operations.

Perhaps the most significant aspect of our financial performance in 2007 was the decrease in our non-GAAP operating margin (excluding acquisition-related charges and expenses, stock based compensation and related tax effects and a

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Non-GAAP Financial Measures: This Annual Report includes financial measures for billings, non-GAAP revenue and non-GAAP operating income that are not numerical measures that can be calculated in accordance with generally accepted accounting principles (GAAP). Websense has provided these measurements when reporting financial performance, presently and in the past, because these measurements provide a consistent basis for understanding the company's activities and financial performance in the current period. Details regarding the company's non-GAAP financial measures are available on the company's website at http://investor.websense.com legal settlement, but including fourth quarter 2007 non-GAAP revenue) from 33 percent in 2006 to 26 percent in 2007. The decrease was the result of increased investment in research and development and in expansion of our value-added reseller network through two-tier distribution in the United States—investments we believe were essential to build a strong foundation for long-term growth.

These investments began to have a positive impact on our financial performance by year-end, and we ended the year in a solid position. Billings for the fourth quarter exceeded $100 million for the first time and non-GAAP revenue of $86 million exceeded expectations. Reflecting stronger top-line performance, non-GAAP operating income increased to 28 percent from a low of 24 percent in the third quarter.

ACQUISITION OF SURFCONTROL On October 3, 2007, we completed the acquisition of SurfControl. The all-cash transaction was valued at approximately $416 million and was compelling from both a product and a financial perspective. We financed the transaction with approximately $206 million from our cash balances and $210 million in a five-year loan from a consortium of commercial banks. We demonstrated our intention to accelerate the repayment of this loan, as well as our confidence in the performance of the combined organization, with an early principal payment of $10 million on December 31, 2007.

Along with SurfControl's nearly 25,000 customers, the acquisition added important new products and technologies to the Websense portfolio. Most significant were the hosted Web and email security solutions. These solutions, which follow a "software-as-a-service," on-demand delivery model, filter email and Web requests for spam and malicious code. In addition to positioning Websense squarely within the high growth market for hosted software, this service complements the threat research of Websense Security Labs™ by providing significant visibility into the active malicious attack patterns in email and on the Web.

Financially speaking, we are on track to achieve the significant cost synergies we anticipated when we announced the transaction in April 2007. In fact, due to disciplined expense rationalization and higher-than-anticipated customer retention, the transaction became accretive almost immediately to both the top and bottom line on a non-GAAP basis, which excluded restructuring, severance and other acquisition-related costs but included non-GAAP revenue.

ESSENTIAL PROTECTION FOR ESSENTIAL INFORMATION The market for solutions that protect organizations' core assets—their data and their reputations—is rapidly evolving. Traditional security technologies that focus solely on protecting network infrastructure from external attacks are, simply put, no longer effective. As the world moves to a constantly connected, Internet-based business model, organizations must protect their data from external threats, such as viruses, spyware and malicious code, as well as internal leaks, which can be caused by employee malfeasance, error and broken business processes.

We are fortunate that our unique technological advantages—our significant leadership in "real-time" content discovery and classification, and our expertise in policy enforcement and automation—are the ideal building blocks for solutions to meet today's information protection challenges. We have built these capabilities into our Web security, messaging security and data security products to allow our customers to safeguard their data without disabling their businesses. And, unlike competing point product solutions, we are integrating our solutions so they can share policy controls, threat intelligence and user information. The result is an information security platform that is adaptive, real-time and rich in context, much like the Internet itself.

FRAMEWORK FOR SUCCESS Looking ahead, we see great opportunity. The market requirements are driving to our strengths and we have created a global framework for success.

We enter 2008 with the scale and international presence to compete effectively in the evolving content security market. We have aligned our business model, our technology investments and our channel resources and we are focused on effective execution—leveraging our advantages to the fullest, managing our cost structure efficiently and delivering real value to our customers and stockholders.

I thank you for your continued support and look forward to keeping you informed on our progress in 2008.

Sincerely,

Gene Hodges
Chief Executive Officer

STOCK PERFORMANCE GRAPH Performance Measurement Comparison

The following graph compares the cumulative total return of the Company's common stock to the weighted average return of stocks of companies included in the Nasdaq Stock Market—U.S. and a Nasdaq peer group index consisting of Computer and Data Processing Services companies from December 31, 2002 through December 31, 2007. The Company's fiscal year ends on December 31. The graph assumes $100 was invested at the close of trading on December 31, 2002 in the Company's common stock and in each index. The total return for each of the Company's common stock, the Nasdaq Stock Market—U.S. and the Nasdaq Computer and Data Processing Services Index assumes the reinvestment of dividends, although dividends have not been declared on the Company's common stock. The Nasdaq Stock Market—U.S. tracks the aggregate price performance of equity securities of companies traded on the Nasdaq Stock Market. The Nasdaq Computer and Data Processing Services Index consists of companies with a Standard Industrial Classification Code identifying them as Computer and Data Processing Services companies. The stockholder return shown on the graph below should not be considered indicative of future stockholder returns and the Company will not make or endorse any predictions as to future stockholder returns.


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Websense, Inc.
Nasdaq Stock Market - U.S.
Nasdaq Computer and Data Processing Services

	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Websense, Inc.	$100.00	$137.08	$237.45	$307.30	$213.76	$158.99
Nasdaq Stock Market — U.S.	$100.00	$149.52	$162.72	$166.18	$182.57	$197.97
Nasdaq Computer and Data Processing Services	$100.00	$131.80	$145.30	$150.23	$168.68	$206.11

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate this Proxy Statement or future filings made by the Company under those statutes, the Compensation Committee Report, the Audit Committee Report and the stock Performance Measurement Comparison are not "soliciting material," are not deemed filed with the Securities and Exchange Commission, and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by the Company under those statutes irrespective of any general incorporation language contained in any such filing.

"We see great opportunity for growth. Market requirements are driving to our strengths and we now have the scale and international presence to compete effectively in the evolving content security market."

Gene Hodges, *Chief Executive Officer*

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to

Commission File Number 000-30093

Websense, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**51-0380839**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

10240 Sorrento Valley Road
San Diego, California 92121
858-320-8000
(Address of principal executive offices, zip code and telephone number)

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $0.01 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in the Rule 12b-2 of the Act): Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, as of June 30, 2007 was approximately $954 million (based on the closing price for shares of the registrant's Common Stock as reported by the Nasdaq Global Select Market for that date). Shares of Common Stock held by each officer, director and holder of 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed affiliates. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

The number of shares outstanding of the registrant's Common Stock, $.01 par value, as of February 15, 2008 was 45,434,245.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders to be held June 4, 2008 are incorporated by reference into Part III. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the conclusion of the registrant's fiscal year ended December 31, 2007.

Certain exhibits filed with the registrant's prior registration statements, periodic reports on form 8-K, forms 10-K and forms 10-Q are incorporated herein by reference into Part IV of this Report.

Websense, Inc.

Form 10-K

For the Fiscal Year Ended December 31, 2007

TABLE OF CONTENTS

PART I

Forward-Looking Statements

This report on Form 10-K may contain "forward-looking statements" within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements, which represent our expectations or beliefs concerning various future events, may contain words such as "may," "will," "expects," "anticipates," "intends," "plans," "believes," "estimates," or other words indicating future results. Such statements may include but are not limited to statements concerning the following:

- anticipated trends in revenue;
- plans, strategies and objectives of management for future operations;
- risks associated with integrating acquired businesses and launching new product offerings;
- growth opportunities in domestic and international markets;
- new channels of distribution;
- customer acceptance and satisfaction with our products and services;
- expected trends in operating and other expenses;
- anticipated cash and intentions regarding usage of cash;
- changes in effective tax rates; and
- anticipated product enhancements or releases.

These forward-looking statements are subject to risks and uncertainties, including those risks and uncertainties described herein under Part I, Item 1A "Risk Factors", which could cause actual results to differ materially from those anticipated as of the date of this report. We assume no obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this report.

Item 1. Business

Overview

We are a leading provider of Web security and data loss prevention (DLP) solutions, providing products and services that protect organizations' employees and critical business data from external Web-based and email-based attacks, and from internal employee-generated threats such as an employee error and malfeasance. Our customers use our software products to provide a secure and productive computing environment for employees, business partners and customers. We offer a portfolio of Web security, data loss prevention and email and messaging security software that allow organizations to:

- prevent access to undesirable and dangerous elements on the Web, such as Web sites that contain inappropriate content or sites that download viruses, spyware, keyloggers, phishing or pharming exploits and an ever-increasing variety of malicious code;
- filter "spam" out of incoming email traffic;
- filter viruses and other malicious attachments from email and instant messages;
- manage the use of non-Web Internet traffic, such as peer-to-peer communications and instant messaging;
- prevent the unauthorized use and loss of sensitive data, such as customer or employee information; and

• control misuse of an organization's valuable computing resourses, including unauthorized downloading of high-bandwidth content.

Collectively, these software products secure an organization's confidential data and increase the productivity of its employees so they can safely conduct business electronically with partners and over the Internet. Fundamental to our products are:

• proactive discovery of Web and internal content, which is classified into highly granular database categories; and

• policy enforcement software that automates enforcement of pre-defined business policies regarding acceptable users and uses of various content categories.

Our databases of Web sites, Internet protocols and applications are continuously updated using a proprietary process of automatic content discovery, assessment and classification, with manual verification. Our systems scan more than 600 million Web sites and 300 million emails weekly for new Web-based and email-based threats. Additionally, our experience with the characteristics, behavior and reputations of malicious Web sites and malicious applications allows us to dynamically classify uncategorized Web sites and threats as they emerge. Our Web filtering policy enforcement software works in conjunction with these databases to allow organizations to define their usage policies, consistent with their unique requirements and corporate culture. Our data loss prevention software relies on a similar process of content discovery, assessment and classification, applied to an organization's internal information and combined with policy enforcement software.

Over the past 14 years, Websense has evolved from a reseller of computer security products to a leading provider of content security software solutions, including Web security, email and messaging security and data loss prevention solutions. Our first Web filtering software product was released in 1996 and prevented access to inappropriate Web content. Since then, we focused on adapting our Web filtering capabilities to address changing Internet use patterns in the workplace and the growing incidence of Web-based criminal activity. In January 2007, we entered the emerging market for data loss prevention and acquired PortAuthority Technologies, Inc. (PortAuthority), our technology development partner for DLP solutions. In October 2007, we acquired SurfControl plc (SurfControl), a leading provider of Web and email security software solutions, which expanded our product portfolio to include email security software and hosted Web and email security solutions.

We derive the majority of our revenue from our Web security and email security offerings and expect that a majority of our revenues will continue to come from these products for several years. The market for data loss prevention solutions is still in the early phases of development, and therefore will only comprise a small percentage of our revenues in 2008.

We operate in one industry segment, as defined by U.S. generally accepted accounting principles.

We commenced operations in 1994 as NetPartners Internet Solutions, Inc., a reseller of computer security products. In 1999, we changed our name to Websense, Inc. to reflect the shift in our business focus to a developer of Web filtering solutions. Our principal offices are located at 10240 Sorrento Valley Road, San Diego, California 92121.

Industry Background

As part of their overall business strategies, many organizations use the Internet to enable critical business applications that are accessed over their corporate networks. Many employees also use their organization's computing resources for recreational "Web surfing," peer-to-peer file sharing, downloading of high-bandwidth content, instant messaging and other personal matters. However, unmanaged use of corporate computing resources, including Internet access, can result in increased risk and cost to the organization, including increased security risks, lost employee productivity, increased network bandwidth consumption, and potential legal liability. In recent years, the same activities that made employees efficient and productive—doing research over the Internet, sharing files and sending instant messages and emails to customers and co-workers—have also made IT infrastructures and valuable corporate data vulnerable to external threats such as mobile malicious code, spyware, viruses, Trojan horses and phishing and pharming exploits.

Additionally, as organizations create collaborative networks with their customers, suppliers, technology partners and other stakeholders, they increase the amount of confidential and sensitive data that travels across these networks. Securing this data from internal threats, such as inadequate business process controls, employee error and malfeasance as well as undetected malicious code, has become a top priority for information technology executives.

Given the necessity of corporate email and Internet access and the continuing worldwide adoption of the Web as a mass communication, entertainment, information and commerce medium, we believe there is a significant opportunity for Web security, messaging security and data loss prevention solutions. Although the Web and e-mail are the primary drivers of Internet traffic today, the rapid emergence of Internet-enabled applications creates the need for software that applies management and security policies to different data types, applications, and protocols, at multiple points in the information technology infrastructure and across multiple communication technologies. To effectively address the needs of connected organizations in today's Internet-enabled business environment, software tools implement policy-based security measures that are user, content and destination aware. In order to protect against external and internal threats, organizations must be able to manage who uses what information as well as where and how the information can be sent or shared.

Our Products and Services

Our products protect data and users from threats to information security and productivity loss and can be grouped into three segments: Web security, messaging security and data security. We offer Web security and messaging security products that are available as server-based, on customer-premises software or as hosted, on-demand solutions. Our data security products are currently available as a server-based solution installed at the customer's site.

Our Web security products protect from Web-based malicious attacks by blocking access to compromised and malicious Web sites and mitigate the productivity risks associated with unmanaged Web surfing. Our messaging security products filter unsolicited and unwanted emails (spam) and malicious file attachments. Our data security products protect against the loss of confidential information due to internal threats, such as inadequate business process controls, employee error and malfeasance or undetected malicious code. Collectively, these products provide customers with Essential Information Protection™, allowing IT administrators to manage who uses what information, where it can go and how.

We typically sell subscriptions to our products based on the number of seats or devices to be managed. Revenues from sales of subscriptions to Web security solutions and related add-on products accounted for the majority of our revenues in 2007 and all of our revenues in 2006 and 2005.

Web Security

Our Web security products are based on our policy enforcement software, Websense Enterprise®, which serves as the management and reporting platform for our Web filtering and Web security products. Our Web security software works in conjunction with our databases of categorized Web sites, protocols and malicious applications to give business managers the ability to automate the enforcement of highly customized Internet and application use policies for different users and groups within the business. The software allows organizations to manage employees' use of the Internet by filtering access to Web sites and Internet protocols while providing multiple options for identifying, analyzing and reporting on Internet activity and the risks associated with employee computing.

We populate our Web filtering and Web security databases using a proprietary process of automatic content assessment and classification, with manual verification. Our systems scan more than 600 million Web sites and 300 million emails weekly for new Web-based and email-based threats. Additionally, our experience with the characteristics, behavior and reputations of malicious Web sites allows us to dynamically classify uncategorized sites as they are discovered.

Websense Enterprise. Websense Enterprise enables employers to proactively analyze, report and manage employee access to Web sites based on the content of the requested Web site. Our software application works in conjunction with a database of more than 30 million Web sites to provide patented flexibility for managers when customizing, implementing and modifying Internet access policies for various groups, user types and individuals. A graphical interface enables business managers to define the categories of Web sites to which access will be managed. The filtering software examines each Internet access request, determines the category of the requested Web site and applies the policies that have been defined by the company. Some examples of management options include:

- Allow: The request is allowed to proceed, because the organization has chosen not to restrict access to the category applicable to the Web site.
- Block: The requested Web site is in a category that is not allowed to be accessed according to the organization's policy in effect.
- Time-based Quotas: Users are allowed a specified amount of personal Web surfing time within categories that are determined by the administrator. Once the user reaches his or her quota time, he or she is no longer able to access sites in those categories.
- Continue with Exception Report: The user is reminded about the organization's Internet usage policy, but can choose to access the requested Web site.
- Time of Day: Filtering options can be managed by time of day. For example, access to shopping sites could be blocked during business hours and permitted at all other times.

The breadth and specificity our of Web site categorization provide flexibility in selecting which types of material should be allowed, blocked or reported. There are currently more than 90 categories in the basic Web filtering product.

Reporting and Analysis. Websense Enterprise includes several reporting modules to meet the information needs of different management groups.

- Websense® Reporter is a batch-based reporting application that can generate tabular and graphical reports and dynamically generate thousands of exploratory reports based on an organization's historical Internet use. It analyzes information from Internet monitoring logs and builds visual charts in a variety of pre-set or customizable formats for easy distribution to and interpretation by managers.
- Websense Real-Time Analyzer™ utilizes the network agent in Websense Enterprise to monitor and analyze network traffic on-the-fly. This allows IT managers to identify potential risks and bandwidth bottlenecks associated with different types of network traffic.
- Websense Explorer is a browser-based forensics and analytics reporting tool for non-technical business managers that enables them to drill down on Internet use data by risk class, user group, or individual.

Deployment Options. Websense Enterprise integrates with an organization's network server, proxy server, switch, router or firewall and is designed to work in networks of virtually any size and configuration. Websense Enterprise can support everything from small businesses to very large corporations. We currently offer three deployment options:

- integrated deployment on a separate server that is tightly integrated with the network gateway platform to offer pass-through filtering that maximizes stability, scalability and performance;
- embedded deployment on an appliance or gateway product to reduce hardware expense and enhance ease-of-use, particularly in remote locations; and
- stand-alone deployment utilizing a network agent to deliver pass-by filtering capabilities in any network environment.

Websense Web Security Suite. The Websense Web Security Suite™ combines the functionality and database categories of the basic Websense Enterprise with the Security Filtering™ categories and several additional services, including Real Time Security Updates™ and Websense Web Protection Services™, for a bundled price. The Websense Web Security Suite was created to streamline the purchase process for our customers and simplify the sales process for our value-added resellers.

- *Security Filtering.* Security Filtering augments the database categories included as part of our basic Web filtering solution with categories for spyware and phishing Web sites, as well as sites compromised with malicious code. We continually update our security-specific filtering categories as new malicious or compromised Web sites are identified by our ThreatSeeker™ technology.
- *Real Time Security Updates.* Real Time Security Updates™ allow subscribing organizations to receive database updates for Web-based and application-based threats in real time as they are identified and categorized by the Websense Security Labs™. Websense Security Labs scans more than 600 million Web sites and 300 million emails every week to identify new Web-based and blended threats.
- *Websense Web Protection Services™: SiteWatcher™, BrandWatcher™ and ThreatWatcher™ Services.* The SiteWatcher and BrandWatcher services monitor our customers' Web sites and brands, respectively, for malicious code or illegal use in a phishing attack and notify the customer if either occurs. The ThreatWatcher service helps customers prevent malicious attacks on their Web servers by identifying security vulnerabilities.

Websense Express. Websense Express™ is our Web security solution for small and medium sized businesses that require a simple and affordable solution. Websense Express is available to organizations with under 1,000 users and includes both basic Web filtering and Security Filtering, but does not include Real Time Security Updates or Web Protection Services.

Websense Hosted Web Security. Websense Hosted Web Security is a managed software service that directs a customer's Web site requests to a centralized server hosted by Websense that provides Web malware protection and granular Web filtering without the need for the customer to maintain an on-site, server-based solution. The hosted deployment model provides centralized policy management for any type of environment, including those with remote locations, home offices, and mobile laptops. Hosted Web Security can be deployed as a complete Web filtering and security solution or it can be layered with existing on-premise security to provide additional layers of Web malware protection.

Data Security

Our data security products protect against the loss of confidential information due to internal threats, such as inadequate business process controls, employee error and malfeasance, and undetected malicious code. We have leveraged our deep knowledge of the Internet and Web-based threats to create integrated policy controls that are "destination-aware," thereby preventing the transmission of sensitive data to known or suspected malicious Web sites.

Websense Data Security Suite. Websense Data Security Suite, formerly known as the Websense Content Protection Suite, is based on the data loss prevention technology we acquired through the purchase of PortAuthority in January 2007. It is an integrated data loss prevention solution that protects against data loss by identifying and categorizing sensitive or confidential data based on its characteristics, monitoring the movement of sensitive data throughout the network and enforcing pre-determined usage and movement policies. The Websense Data Security Suite leverages our knowledge of high-risk Web sites to prevent the transfer of sensitive or confidential data to known or suspected phishing sites.

The Websense Data Security Suite:

- discovers and accurately identifies data stored on a network-connected device (data-at-rest);
- monitors and prevents sensitive data from unauthorized distribution in outgoing and internal communications, including email, instant messaging, Internet (FTP and http) and Web-based mail;
- automates enforcement of policies for data-in-motion to authorized recipients;
- monitors and prevents unauthorized copying of highly sensitive files to USB drives and other portable media; or being printed to hardcopy paper; and
- audits and reports the distribution and use of confidential data against regulatory and internal security policy requirements.

The Websense Data Security Suite includes built-in policy templates for easy, out-of-the-box policy creation and a sophisticated policy engine to address the most common compliance requirements for United States federal and state regulations, as well as industry regulations such as the Payment Card Industry Data Security Standard (PCI DSS) and Check 21 Act, Canada's Personal Information Protection and Electronic Documents Act (PIPEDA) and international government and banking regulations for the European Union, United Kingdom, Israel, South Africa, Australia and Singapore. These templates are automatically updated as regulations change.

The Websense Data Security Suite is available in three modules: Websense Data Discover, Websense Data Monitor, and Websense Data Protect.

- *Websense Data Discover.* Websense Data Discover provides organizations with discovery of confidential information stored on the network desktops, laptops, and file servers. It includes digital fingerprinting technology to identify virtually any type of data (e.g., customer data, intellectual property and other confidential data), and robust reporting and incident workflow to manage data at rest. Websense Data Discover provides situational awareness of where confidential data is stored, to assess whether it is at risk of leaking outside the organization, and helps manage compliance and risk.
- *Websense Data Monitor.* Websense Data Monitor provides enterprise-wide auditing of a broad array of both external and internal communications channels, including the web, email, print, and instant messaging. It includes over 550 built-in policy templates for regulatory compliance and corporate governance, as well as digital fingerprinting technology to accurately identify confidential data in motion. Websense Data Monitor helps organizations audit business processes with an advanced policy framework that identifies who is sending what data where, and how, providing actionable intelligence and a set of remediation tools to reduce risk of data leakage and manage compliance.
- *Websense Data Protect.* Websense Data Protect includes Websense Data Monitor, and supplements that with built-in, automated policy enforcement to secure an organization's data. Its policy framework maps data policies to business processes, and is based on real-time

knowledge of the user, the data, the destination, and the channel. Websense Data Protect provides automated policy controls for data in use and data in motion, with real-time reporting for global regulatory compliance and corporate governance. With Websense Data Protect, organizations can utilize enforcement actions such as blocking, quarantining, forced encryption, and notification, in addition to incident management tools to prevent data leakage, improve business processes, and manage compliance and risk.

Messaging Security

Our messaging security solutions include our on-premise and hosted email filtering solutions to provide protection from spam and viruses, as well as basic inbound and outbound content filtering that enforces corporate governance policies.

Websense Hosted Email Security. Websense Hosted Email Security is a managed service that directs customer email traffic to a centralized server hosted by Websense that filters email traffic without the need for the customer to install software on an on-site server in order to protect against viruses, spam, and phishing before they reach the customers' network. Our service will also encrypt sensitive email before forwarding such email to its destination.

Websense Email Security. Websense Email Security is a server-based software solution that filters outbound and inbound email traffic to perform content filtering and policy enforcement within an organization. Our email software blocks threats such as spam, phishing, and viruses, and protects confidential data within email and attachments, providing out-of-the-box compliance and basic data loss prevention.

Other SurfControl Products

Through our acquisition of SurfControl, we acquired certain legacy products for which we do not have long-term plans. The end-of-sale or end-of-life date for these products varies.

We continue to sell renewal subscriptions to SurfControl Web Filter and the SurfControl Mobile Filter and anticipate supporting these products through at least December 31, 2011. We have also enhanced the solutions by supplementing the SurfControl URL database with additional Web filtering and security coverage provided by Websense Security Labs and ThreatSeeker technology. We no longer accept new subscriptions to these products from customers as of January 8, 2008. In addition, we continue to sell new and renewal subscriptions to SurfControl RiskFilter within China.

For the products listed below, we accepted new subscriptions and renewals only through January 8, 2008. We no longer sell these legacy SurfControl products:

- SurfControl Enterprise ThreatShield;
- SurfControl Web Filter Appliance;
- SurfControl RiskFilter (outside of China); and
- SurfControl E-mail Filter for Exchange 2000/2003.

Additional Websense Services

- *Platinum Support.* Platinum Support gives customers experienced, personalized service, plus proactive support and continuing education, to help ensure the performance, reliability, and availability of each Websense solution.
- *Priority One 24x7 Support.* Priority One support gives customers access to a dedicated team of senior technical support specialists 24 hours a day via a toll-free support hotline.

Technology Integrations

Websense solutions integrate with a wide variety of information technology platforms. Our objective is for Websense products to be available for virtually any network environment desired by a customer.

In 2005, we implemented the Websense Web Security Ecosystem™, a comprehensive ecosystem of world class security and networking technology providers that enable easy deployment and integration of Websense solutions in enterprise environments. The Websense Web Security Ecosystem provides interoperability of joint solutions with vendors from leading security and networking markets, including: network access control, Internet gateways, certified appliance platforms, security event management and identity management.

The table below lists many of the platforms with which Websense products operate or plan to operate:

Firewall Solutions:
- Check Point Software
- Cisco PIX
- CP Secure
- Juniper Networks/NetScreen
- Microsoft ISA Server
- SonicWall

Appliance Solutions:
- Blue Coat Systems
- Celestix MSA
- Cisco Systems Content Engine
- Crossbeam Systems C-Series
- Crossbeam Systems X-Series
- Network Engines NS
- Resilience NetSquad
- Stratacache Flyer

Identity Management Solutions:
- HP Open View
- IBM Tivoli
- Microsoft Identity Integration Server
- Novell Nsure
- Sun Microsystems Identity Manager

Cache/Proxy Solutions:
- Blue Coat Systems
- Cisco Content Engine
- Citrix Presentation Server
- Inktomi Traffic Server
- Microsoft Proxy Server
- Network Appliance NetCache
- Squid Proxy
- Stratacache Flyer
- Sun ONE Web Proxy Server (formerly iPlanet)

Switch/Router Solutions:
- Cisco Catalyst Switches
- Cisco Routers
- ADTRAN Net Vanta

Security Event Management Solutions:
- Arcsight
- Network Intelligence

Network Access Control Solutions:
- Cisco Network Admission Control

In 2006, PortAuthority formed the DATASEC Alliance, a strategic partnership program designed to bring together best-of-breed products to enable enterprises to control their sensitive information. These partnerships foster interoperability with complementary technology vendors, allowing customers to deploy comprehensive data protection and compliance solutions. DATASEC Alliance members include Internet gateway platform vendors, secure messaging/communication vendors, endpoint security solution vendors and security analysis vendors, such as:

- BlueCoat
- Checkpoint
- FaceTime
- Tumbleweed
- Safend
- LogLogic
- PostX
- PGP Corporation

Customers

Our more than 50,000 customers range from companies with as few as 10 employees to members of the Global 1,000 and to government agencies and educational institutions. In total, these customers have subscribed to approximately 43 million seats as of December 31, 2007. Ingram Micro, our broad-line distributor for North America, accounted for approximately 12% of our revenue during 2007. No customer accounted for more than 10% of our total revenues in 2006 or 2005.

Sales, Marketing and Distribution

Sales. Our sales strategy is to increase sales to new customers and increase the renewal rate on subscriptions to existing customers by increasing the number and productivity of the resellers and distributors that sell our products. We sell our products and services primarily through indirect channels. For 2007, indirect channel sales comprised over 90% of total revenues. We expect our revenue will be derived almost entirely from sales through indirect channels, including distributors and value-added resellers that sell our products to end-users.

We sell our products in the United States principally through a two-tier distribution system. We sell products to our distributors and our distributors distribute, market and support our Web security and Web filtering software through approximately 2,000 value added resellers Through joint marketing programs with Websense, our North American broad-line distributor, Ingram Micro, focuses its efforts on recruiting and servicing resellers focused on selling to small and medium-sized businesses (SMB), and on building awareness and demand within our existing North America channel partner base. We also sell directly to resellers that specialize in security software. These resellers often build implementation services around our products, particularly our Data Security Suite.

Internationally, we sell our products through a multi-tiered distribution network of more than 1,500 distributors and resellers in over 100 countries, who in turn sell our products to customers located in over 150 countries.

Our channel sales efforts are coordinated worldwide through a sales team of approximately 250 individuals. Certain customers, who are typically large organizations, from time to time require that we sell directly to them.

In 2007, we generated 41% of our total revenue from customers outside of the United States. Revenue generated in the United Kingdom represented approximately 11% of our total revenue. See Note 6 of Notes to the Consolidated Financial Statements for further explanation of our revenue based on geography. Our current international efforts are focused on expanding our indirect sales channels in Europe, Latin America, Asia/Pacific, and Australia. Our continuing reliance on sales in international markets exposes us to risks attendant to foreign sales. See "Item 1A. Risk Factors—Sales to customers outside the United States have accounted for a significant portion of our revenue, which exposes us to risks inherent in international sales."

Marketing. Our marketing efforts are designed to raise awareness of the potential risks associated with unmanaged use of corporate computing resources and confidential data, generate qualified sales leads for our channel partners, and increase recognition of Websense as a leading provider of Web security, messaging security and data loss prevention solutions.

Our marketing activities are targeted toward business executives, including information technology professionals, chief executives, upper level management and human resources personnel. We actively manage our public relations programs, communicating directly with technology professionals and the media, in an effort to promote greater awareness of the growing problems caused by external threats, such as viruses, spyware, phishing sites, and key logging, as well as internal threats such as the loss of confidential data and employee misuse of the Internet and other computing resources at work.

We provide potential customers and channel partners with free trials of our software, typically for 30-day periods. Our marketing initiatives include:

- joint marketing programs with our distributors to recruit additional value-added resellers and drive awareness for Websense solutions with existing resellers;
- advertising online and in high-technology trade magazines, management journals and other business oriented periodicals;
- participation in and sponsorship of trade shows and industry events;
- providing free subscriptions to security alerts from Websense Security Labs, which inform subscribers of newly identified security threats, such as phishing sites and sites infected with spyware and malicious code;
- hosting regional and international seminars, webinars, and training sessions for our sales organization and reseller partners, as well as customers and prospects;
- conducting speaking engagements on topics of interest to our customers and prospects;
- use of our Web site to communicate with our indirect sales channels, and provide product and company information to interested parties; and
- providing and distributing soft and hard-copy collateral on our company, products, solutions, technologies, partnerships and benefits.

Customer Service, Training and Support

We believe that superior customer support is critical to retaining and expanding our customer base. Our technical support group provides dependable and timely resolution of customer technical inquiries and is available to customers by telephone, e-mail and over the Web. We also proactively update customers on a variety of topics, including release dates of new products and updates to existing products.

Our training services group delivers education, training and pre-sales support to our resellers and customers. We also offer online training to our customers and resellers to provide them with the knowledge and skills to successfully deploy, use and maintain our products.

Research and Development

We maintain research and development facilities in San Diego and Los Gatos, California; Reading, England; Beijing, China; Sydney, Australia and Ra'anana, Israel. Our research and development department is divided into several groups, which include content operations, security research, software development, quality and assurance, and documentation. Individuals in different locations are grouped along product lines and work as part of cross-disciplinary teams designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully.

Competition

The market for our products is fragmented, highly and increasingly competitive, quickly evolving and subject to rapid technological change. Increased competition and pricing pressures generally could result in reduced sales, reduced renewals and/or seat growth from existing customers, reduced margins or failure of our products to achieve or maintain more widespread market acceptance. Competitors vary in size and in the scope and breadth of the products and services they offer. Our current principal competitors include:

- companies offering Web filtering and Web security solutions, such as Microsoft, Symantec/Vontu, McAfee, Cisco Systems, Juniper Networks, Message Labs, Trend Micro, Google/Postini, ScanSafe, Blue Coat Systems, Secure Computing, Alladin, Finjan, FaceTime, Mi5 Networks, St. Bernard Software, 8e6 Technologies, Marshal, Clearswift, Sophos, Barracuda, Digital Arts and Computer Associates;
- companies integrating Web filtering into specialized security appliances, such as Blue Coat Systems, Cisco Systems, McAfee, WatchGuard, SonicWALL and 8e6 Technologies;
- companies offering data loss prevention solutions, such as Symantec/Vontu, Verdasys, Vericept, EMC/Tablus, Secure Computing, IBM, Reconnex, Provilla, Proofpoint, Palisade Systems, Orchestria, Raytheon, McAfee, Intrusion, Fidelis, Check Point Software and Code Green Networks;
- companies offering messaging security, such as McAfee, Symantec/Vontu, Google/Postini, Cisco/ Ironport, Barracuda, Secure Computing, Sonicwall, Tumbleweed, Messagelabs, MXlogic, Microsoft, Proofpoint, Clearswift and Borderware;
- companies offering on-demand e-mail and web security services, such as Google/Postini, Messagelabs, McAfee, Symantec/Vontu, MXLogic, Email Systems/Webroot, and Scansafe;
- companies offering desktop security solutions such as Check Point Software, Cisco Systems, McAfee, Microsoft, Symantec/Vontu, Computer Associates, Internet Security Systems (IBM) and Trend Micro; and
- companies offering proxy based solutions such as Microsoft, BlueCoat Systems, Cisco Systems and Juniper.

We also face current and potential competition in Web filtering and Web security from vendors of Internet servers, operating systems and networking hardware, many of which now, or may in the future, develop and/or bundle Web filtering, Web security or other competitive products with their offerings. We compete against and expect increased competition from anti-virus software developers, traditional network management software developers and Web management service providers. In the data loss prevention market, we face competition from anti-virus software developers, e-mail filtering and security vendors, and providers of other software-based compliance solutions.

We believe that the principal competitive factors affecting the markets for our products include, but are not limited to:

- performance
- quality
- introduction of new products
- brand name recognition
- price
- functionality
- innovation
- customer support
- frequency of upgrades and updates
- reduction of production costs
- manageability of products
- reputation

We believe that we compete effectively against our competitors in each of these areas. However, many of our current and potential competitors, such as Symantec, McAfee, Trend Micro, Cisco Systems, Google and Microsoft, have significantly greater financial, technical, marketing or other resources. They may have significantly greater name recognition, established marketing and channel relationships both in the United States and internationally, better access to the SMB market, and access to a larger installed base of customers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the functionality of their products to address customer needs. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

Intellectual Property Rights

Our intellectual property rights are important to our business. We rely on a combination of trademark, copyright, patent and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and the Websense brand. We have registered our Websense trademark in the United States, Japan, the European Union, Canada, Australia, China, Switzerland, Norway, Mexico, Colombia, Argentina, Singapore, South Africa, Taiwan and Turkey. We have also registered the Websense Enterprise trademark in the United States, Japan, Canada, Australia and China. In addition, we have registrations for other Websense trademarks pending in several other countries. Effective trademark protection may not be available in every country where our products are available.

We currently have six patents issued in the United States, three patents issued internationally, 21 patent applications pending in the United States and 45 pending international patent applications that seek to protect our proprietary database and Web filtering technologies, including issued patents and pending patent applications relating to our flexible filtering management options and WebCatcher and AppCatcher technologies, and pending patent applications relating to our ThreatSeeker technology. We also have three patents issued in the United States, two patents issued in an international market, 25 pending patent applications in the United States and 11 pending international patent applications that seek to protect data loss prevention and content distribution, including our PreciseID™ digital fingerprinting technology. No assurance can be given that any pending patent applications will result in issued patents.

Our policy is to enter into confidentiality and invention assignment agreements with all employees and consultants, and nondisclosure agreements with all other parties to whom we disclose confidential information. These protections, however, may not be adequate to protect our intellectual property rights.

Employees

As of February 15, 2008, we had 1,180 employees. None of our employees are represented by a labor union, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

Web Site Access to SEC Filings

We maintain an Internet Web site at *www.websense.com*. The content of our Web site is not part of this report. We make available, free of charge, through our Internet Web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Executive Officers

Our executive officers and their ages as of February 15, 2008 are as follows:

Name	Age	Position(s)
Gene Hodges	56	Chief Executive Officer
Douglas C. Wride	54	President
Dudley Mendenhall	53	Sr. Vice President and Chief Financial Officer
John McCormack	48	Sr. Vice President, Product Development
Michael A. Newman	38	Sr. Vice President, General Counsel and Secretary

Gene Hodges has been the Chief Executive Officer of Websense Inc. since January 2006, and was the Company's President from January 2006 to April 2007. He has been a Director of Websense, Inc. since January 2006. Prior to joining Websense, Mr. Hodges served as President of McAfee, Inc. from November 2001 to January 2006. Mr. Hodges served as President of the McAfee Product Group from January 2000 to November 2001. From August 1998 to January 2000, he served as Vice President of Security Marketing. Mr. Hodges received a B.A. in Astronomy from Haverford College and completed the Harvard Advanced Management Program for business executives.

Douglas C. Wride has been Websense, Inc.'s President since April 2007 and served as Chief Financial Officer and Secretary of Websense from June 1999 until August 2007. From March 1997 to December 1998, Mr. Wride served as Chief Financial Officer of Artios, Inc., a provider of hardware and software design solutions to companies in the packaging industry. Mr. Wride also served as Chief Operating Officer of Artios from July 1997 to December 1998. From April 1996 to March 1997, Mr. Wride served as Chief Operating Officer and Chief Financial Officer of NetCount, LLC, a provider of Internet measurement and research services. Mr. Wride is a C.P.A. and received his B.S. in Business/Accounting from the University of Southern California.

Dudley Mendenhall joined Websense as Senior Vice President, Chief Financial Officer in August 2007. Prior to joining Websense, from April 2003 to August 2007, Mr. Mendenhall was Senior Vice President and Chief Financial Officer of K2, Inc., a publicly-traded sporting equipment manufacturer. Prior to joining K2, from March 2001 until March 2003, Mr. Mendenhall was Managing Director of the west coast Corporate Finance Group of Ernst & Young, an international accounting and consulting firm. From January 1990 through March 2001, Mr. Mendenhall held a number of executive positions at Bank of America. Mr. Mendenhall received his B.A. in Economics from Colorado College.

John McCormack has served as our Senior Vice President, Product Development since July 2006. From October 2005 until May 2006, Mr. McCormack was Vice President of Engineering for Symantec Corporation, a publicly-traded security software company. Mr. McCormack joined Symantec through the acquisition of Sygate Technologies, Inc., where he was Senior Vice President of Product Development from May 2004 to October 2005. From 1997 to 2004, Mr. McCormack served in various capacities with Cisco Systems, Inc., a publicly-traded computer hardware and software company, most recently as General Manager of the Secure Managed Networks Business Unit. Mr. McCormack received his Masters degree in Engineering Management from George Washington University and a B.S. in Computer Science from the University of New Hampshire.

Michael A. Newman has served as Senior Vice President, General Counsel and Secretary since August 2007, after serving as our Vice President and General Counsel from September 2002 to August 2007. From April 1999 to September 2002, he served in various capacities in the legal department of Gateway, Inc., a publicly-traded PC manufacturer, most recently as Senior Staff Counsel, Securities, Finance and Corporate Development. Prior to that, Mr. Newman practiced as an attorney in the San Diego offices of Cooley Godward, LLP and Latham & Watkins LLP, two of California's leading law firms. Mr. Newman received his B.S. in Business Administration from Georgetown University, and a J.D. from Harvard Law School.

Item 1A. Risk Factors

You should carefully consider the following information in addition to other information in this report before you decide to purchase our common stock. The risks and uncertainties described below are those that we currently deem to be material and that we believe are specific to our company and our industry. In addition to these risks, our business may be subject to risks currently unknown to us. If any of these or other risks actually occur, our business may be adversely affected, the trading price of our common stock could decline, and you may lose all or part of your investment in Websense.

We have experienced declining growth rates, particularly for Web filtering sales to large enterprises in North America and Western Europe, and therefore need to increase our sales to small and medium sized business customers.

Our growth plans for new sales in North America and Western Europe are largely dependent on our ability to increase sales in the small and medium sized business (SMB) segment and maintain our subscription base in the large enterprise market through subscription renewals. We released our first product targeted at the SMB segment, Websense Express, in July 2007, and we cannot assure that we will have success in increasing sales to the SMB segment. We will also need to increase sales through our two-tier distribution channel in North America and our two-tier distribution arrangements in Western Europe that target SMB customers. We also now sell Websense Hosted Security Services to SMB customers, which is a new product offering we obtained via our acquisition of SurfControl in October 2007. This is a new service offering for Websense in a relatively new market segment and we have no sales track record within Websense for these offerings. Numerous competitors target the SMB segment for Web filtering and security sales, many of whom are different competitors from our primary competitors in the large enterprise market segment. If Websense Express and the Websense Hosted Security Services do not meet our customers' expectations in the SMB segment or if we fail to compete effectively for volume business through our two-tier distribution model, our financial results will be negatively affected.

Our revenue is derived almost entirely from sales through indirect channels and we depend upon these channels to create demand for our products.

As we have moved toward a two-tier indirect sales model in North America, our revenue has been derived almost entirely from sales through indirect channels, including value-added resellers, distributors that sell our products to end-users, providers of managed Internet services and other resellers. Ingram Micro is our only broad-line distributor in North America, so the success of our North American sales efforts is reliant on their success in selling our products to their reseller network. Ingram Micro accounted for approximately 12% of our revenue during 2007. Should Ingram Micro experience financial difficulties or otherwise delay or prevent our collection of accounts receivable from them, our revenue and cash flow would be significantly adversely effected. Our indirect sales model involves a number of additional risks, including:

- our resellers and distributors, including Ingram Micro, are not subject to minimum sales requirements or any obligation to market our products to their customers;
- we cannot control the level of effort our resellers and distributors expend or the extent to which any of them will be successful in marketing and selling our products;
- we cannot assure that our channel partners will market and sell our new product offerings such as our security-oriented offerings, our data loss prevention offerings or our hosted security services;
- our reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause; and

- our resellers and distributors frequently market and distribute competing products and may, from time to time, place greater emphasis on the sale of these products due to pricing, promotions, and other terms offered by our competitors.

Our ability to meaningfully increase the amount of our products sold through our sales channels also depends on our ability to adequately and efficiently support these channel partners with, among other things, appropriate financial incentives to encourage pre-sales investment and sales tools, such as sales training, technical training and product collateral needed to support their customers and prospects. Additionally, we are continually evaluating the changes to our internal ordering and partner management systems in order to effectively execute our two-tier distribution strategy. Any failure to properly and efficiently support our sales channels will result in lost sales opportunities.

Acquired companies or technologies can be difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

In January 2007, we acquired PortAuthority Technologies, Inc. (PortAuthority), and in October 2007 we acquired SurfControl plc (SurfControl). With respect to SurfControl, we expect to continue to incur restructuring and other related expenses that will negatively affect our results of operations under U.S. generally accepted accounting principles (GAAP). As a result of the SurfControl acquisition, Websense became an unprofitable operating business under GAAP after more than five years as a profitable operating business under GAAP. Given our subscription model, we expect to continue to operate at a loss under GAAP until we generate sufficient revenue from the subsequent renewal of subscriptions from the installed SurfControl customer base that will offset the expenses we began to incur as of the close of the SurfControl acquisition to operate the SurfControl business. Although we expect to continue to compete effectively for subscription renewals from the SurfControl customers, we face substantial competition and we may not retain as high a percentage of the SurfControl customer base as we expect.

The size and scope of the acquisition of SurfControl also increase both the scope and consequence of ongoing integration risks that would be associated with any acquired business. We may not successfully address the integration challenges in a timely manner, or at all, and we may not fully realize all of the anticipated benefits or synergies of the SurfControl acquisition (which are principally associated with restructurings, including workforce reductions and other operational efficiencies). The timing of the achievement of synergies may also deviate from our estimates depending upon the success of the integration process.

Acquisitions involve numerous risks, including:

- difficulties in integrating operations, technologies, services and personnel of the acquired company;
- potential loss of customers and original equipment manufacturing relationships of the acquired company;
- diversion of financial and management resources from existing operations;
- risk of entering new markets;
- potential loss of key employees of the acquired company;
- integrating personnel with diverse business and cultural backgrounds;
- preserving the development, distribution, marketing and other important relationships of the companies;
- assumption of liabilities of the acquired company, including debt and litigation; and

- inability to generate sufficient revenue and cost savings to offset acquisition costs.

Acquisitions may also cause us to:

- issue equity securities that would dilute our current stockholders' percentage ownership;
- assume certain liabilities;
- incur additional debt, such as the debt we incurred to partially fund the acquisition of SurfControl;
- make large and immediate one-time write-offs and restructuring and other related expenses;
- become subject to intellectual property or other litigation; and
- create goodwill and other intangible assets that could result in significant impairment charges and/or amortization expense.

We may acquire additional companies, services and technologies in the future as part of our efforts to expand and diversify our business. Although we review the records of companies or businesses we are interested in acquiring, even an in-depth review may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. Integration of acquired companies may disrupt or slow the momentum of the activities of our business. As a result, if we fail to properly evaluate, execute and integrate acquisitions such as our PortAuthority and SurfControl acquisitions, our business and prospects may be seriously harmed.

The covenants in our senior secured credit facility restrict our financial and operational flexibility, including our ability to complete additional acquisitions and invest in new business opportunities.

In connection with our acquisition of SurfControl in October 2007, we entered into an amended and restated senior secured credit facility to provide financing for a substantial portion of the acquisition purchase price. Our senior secured credit facility contains covenants that restrict, among other things, our ability to borrow money, make particular types of investments, including investments in our subsidiaries, make other restricted payments, pay down subordinated debt, swap or sell assets, merge or consolidate or make acquisitions. An event of default under our senior secured credit facility could allow the lenders to declare all amounts outstanding with respect to the senior secured credit facility to be immediately due and payable. As collateral for the loan, we pledged substantially all of our consolidated assets and the stock of some of our subsidiaries (subject to limitations with respect to foreign subsidiaries) to secure the debt under our senior secured credit facility. If the amounts outstanding under the senior secured credit facility were accelerated, the lenders could proceed against those consolidated assets and the stock of our subsidiaries. Any event of default, therefore, could have a material adverse effect on our business. Our senior secured credit facility also requires us to maintain specified financial ratios. Our ability to meet these financial ratios can be affected by events beyond our control, and we cannot assure that we will meet those ratios.

The amount of our debt outstanding may prevent us from taking actions we would otherwise consider in our best interest.

In October 2007, we borrowed $210 million under the senior credit agreement and $190 million remained outstanding as of December 31, 2007. As a result, we are incurring interest expense for the amounts we borrowed under the senior secured credit facility, and we expect our income from our cash, cash equivalents and marketable securities to decline as we used a significant portion of our cash and marketable securities to fund a portion of the acquisition cost. This debt and the limitations our senior secured credit facility impose on us could have important consequences, including:

- it may be difficult for us to satisfy our obligations under the senior secured credit facility;

- we will have to use much of our cash flow for scheduled debt service rather than for potential investments;
- we may be less able to obtain other debt financing in the future;
- we could be less able to take advantage of significant business opportunities, including acquisitions or divestitures, as a result of debt covenants;
- our vulnerability to general adverse economic and industry conditions could be increased; and
- we could be at a competitive disadvantage to competitors with less debt.

Our future success depends on our ability to sell new, renewal and upgraded Web filtering and Web security subscriptions.

Substantially all of our revenue in the fiscal year ended December 31, 2007 was derived from new and renewal subscriptions to our Web filtering and Web security products, and we expect that a significant majority of our sales in 2008 will continue to be derived from our Web filtering and Web security products. We expect sales of our DLP products, hosted security services and other products under development to comprise a relatively small portion of our overall sales in 2008. If our Web filtering and Web security products fail to meet the needs of our existing and target customers, or if they do not compare favorably in price, features and performance to competing products, our operating results and our business will be significantly impaired. If we cannot sufficiently increase our customer base with the addition of new customers, particularly in the SMB segment, increase seats under subscriptions from existing customers or renew a sufficient number of SurfControl's Web filtering customers or migrate them to our Web filtering product, we will not be able to grow our business to meet expectations.

Subscriptions for our Web filtering and security products typically have durations of 12, 24 or 36 months. Our customers have no obligation to renew their subscriptions upon expiration. Our revenue also depends upon maintaining a high rate of sales of renewal subscriptions and in selling further subscriptions to existing customers in order to add additional seats or product offerings within their respective organizations. This may require increasingly costly sales efforts targeting senior management and other management personnel associated with our customers' Internet and security infrastructure. We may not be able to maintain or continue to generate increasing revenue from existing customers.

Failure of our security products, including our DLP products and hosted security solutions, to achieve more widespread market acceptance will seriously harm our business.

Our future financial performance depends on our ability to diversify our offerings by successfully developing, introducing and gaining customer acceptance of our new products and services, particularly our security offerings. On January 8, 2007, we acquired PortAuthority Technologies, Inc., and as a result of that acquisition, we now sell the Websense Data Protection Suite, our DLP offering for the data security market. In addition, on October 3, 2007, we acquired SurfControl, and as a result of that acquisition, we now sell Websense Hosted Web Security and Websense Hosted Email Security, our hosted security services, and Websense Email Security. We may not be successful in achieving market acceptance of these or any new products that we develop. Moreover, our recent increased emphasis on the development, marketing and sale of our security offerings and DLP products as well as the integration of SurfControl could distract us from sales of our core Web filtering and Web security offerings, negatively impacting our overall sales. Any failure or delay in diversifying our existing offerings, or diversification at the detriment to our core Web filtering and Web security offerings, could harm our business, results of operations and financial condition.

We face increasing competition from much larger software and hardware companies, which places pressure on our pricing and which could prevent us from increasing revenue or returning to profitability. In addition, as we increase our emphasis on our security-oriented products, we face competition from better-established security companies that have significantly greater resources.

The market for our products is intensely competitive and is likely to become even more so in the future. Our current principal Web filtering competitors frequently offer their products at a significantly lower price than our products, which has resulted in pricing pressures on sales of our product and potentially could result in the commoditization of products in our space. We also face current and potential competition from vendors of Internet servers, operating systems and networking hardware, many of which now, or may in the future, develop and/or bundle Web filtering or other competitive products with their products. Increased competition may cause price reductions or a loss of market share, either of which could have a material adverse effect on our business, results of operations and financial condition. If we are unable to maintain the current pricing on sales of our products or increase our pricing in the future, our results of operations could be negatively impacted. Even if our products provide greater functionality and are more effective than certain other competitive products, potential customers might accept this limited functionality in lieu of purchasing our products. In addition, our own indirect sales channels may decide to develop or sell competing products instead of our products. Pricing pressures and increased competition generally could result in reduced sales, reduced margins or the failure of our products to achieve or maintain more widespread market acceptance, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our current principal competitors include:

- companies offering Web filtering and Web security solutions, such as Microsoft, Symantec/Vontu, McAfee, Cisco Systems, Juniper Networks, Message Labs, Trend Micro, Google/Postini, ScanSafe, Blue Coat Systems, Secure Computing, Alladin, Finjan, FaceTime, Mi5 Networks, St. Bernard Software, 8e6 Technologies, Marshal, Clearswift, Sophos, Barracuda, Digital Arts and Computer Associates;

- companies integrating Web filtering into specialized security appliances, such as Blue Coat Systems, Cisco Systems, McAfee, WatchGuard SonicWALL and 8e6 Technologies;

- companies offering data loss prevention solutions, such as Symantec/Vontu, Verdasys, Vericept, EMC/Tablus, Secure Computing, IBM, Reconnex, Provilla, Proofpoint, Palisade Systems, Orchestria, Raytheon, McAfee, Intrusion, Fidelis, Check Point Software and Code Green Networks;

- companies offering messaging security, such as McAfee, Symantec/Vontu, Google/Postini, Cisco/Ironport, Barracuda, Secure Computing, Sonicwall, Tumbleweed, Messagelabs, MXlogic, Microsoft, Proofpoint, Clearswift and Borderware;

- companies offering on-demand e-mail and web security services, such as Google/Postini, Messagelabs, McAfee, Symantec/Vontu, MXLogic, Email Systems/Webroot, and Scansafe;

- companies offering desktop security solutions such as Check Point Software, Cisco Systems, McAfee, Microsoft, Symantec/Vontu, Computer Associates, Internet Security Systems (IBM) and Trend Micro; and

- companies offering proxy based solutions such as Microsoft, Blue Coat Systems, Cisco Systems and Juniper Networks.

As we develop and market our products with an increasing security-oriented emphasis, we also face increasing competition from security solutions providers. Many of our competitors within the Web security market, such as Symantec, McAfee, Trend Micro, Cisco Systems and Microsoft enjoy substantial competitive advantages, including:

- greater name recognition and larger marketing budgets and resources;
- established marketing relationships and access to larger customer bases; and
- substantially greater financial, technical and other resources.

As a result, we may be unable to gain sufficient traction as a provider of Web security solutions, and our competitors may be able to respond more quickly and effectively than we can to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, marketing, promotion and sale of their products than we can. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the functionality and market acceptance of their products. In addition, our competitors may be able to replicate our products, make more attractive offers to existing and potential employees and strategic partners, develop new products or enhance existing products and services more quickly. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, we also expect that competition will increase as a result of industry consolidation. For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors.

Our international operations involve risks that could increase our expenses, adversely affect our operating results, and require increased time and attention of our management.

We have significant operations outside of the United States, including research and development, sales and customer support. We have established or acquired engineering operations in Reading, England; Beijing, China; Sydney, Australia and Ra'anana, Israel. We intend to maintain our principal engineering efforts for our DLP products in Israel.

We plan to continue to expand our international operations, but such expansion is contingent upon the financial performance of our existing international operations as well as our identification of growth opportunities. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

- difficulties associated with managing a distributed organization located on multiple continents in greatly varying time zones;
- potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights;
- requirements of foreign laws and other governmental controls, including trade and labor restrictions and related laws that reduce the flexibility of our business operations;
- political unrest, war or terrorism, particularly in areas in which we have facilities;
- difficulties in staffing, managing, and operating our international operations, including difficulties related to administering our stock plans in some foreign countries;
- difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations;
- seasonal reductions in business activity in the summer months in Europe and in other periods in other countries;
- restrictions on our ability to repatriate cash from our international subsidiaries or to exchange cash in international subsidiaries into cash available for use in the United States; and

- costs and delays associated with developing software in multiple languages.

All of our foreign subsidiaries' operating expenses are incurred in foreign currencies so if the dollar weakens, our consolidated operating expenses would increase. Should foreign currency exchange rates fluctuate, our results of operations and net cash flows from international operations may be adversely affected, especially if the trend continues of international sales growing as a percentage of our total sales.

Sales to customers outside the United States have accounted for a significant portion of our revenue, which exposes us to risks inherent in international sales.

We market and sell our products outside the United States through value-added resellers, distributors and other resellers. International sales represented 41% of our total revenue generated during the fiscal year ended December 31, 2007 compared with 36% of our total revenue during the fiscal year ended December 31, 2006. As a key component of our business strategy to generate new business sales, we intend to continue to expand our international sales, but success cannot be assured. In addition to the risks associated with our domestic sales, our international sales are subject to the following risks:

- our ability to adapt to sales and marketing practices and customer requirements in different cultures;
- our ability to successfully localize software products for a significant number of international markets;
- the significant presence of some of our competitors in some international markets;
- laws and business practices favoring local competitors;
- dependence on foreign distributors and their sales channels;
- longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;
- compliance with multiple, conflicting and changing governmental laws and regulations, including tax laws and regulations and consumer protection and privacy laws; and
- regional economic and political conditions.

These factors could have a material adverse effect on our international sales. Any reduction in international sales, or our failure to further develop our international distribution channels, could have a material adverse effect on our business, results of operations and financial condition.

Some of our international revenue is denominated in U.S. dollars. In these markets, fluctuations in the value of the U.S. dollar and foreign currencies may make our products more expensive for international customers, which could harm our business. We also currently bill certain international customers in Euros and British Pounds and SurfControl has historically billed certain international customers in Euros, British Pounds, Australian Dollars, China Yuan Renminbi, Singapore Dollars, Japanese Yen and Israel New Shekels. This may increase our risks associated with fluctuations in foreign currency exchange rates since we cannot be assured of receiving the same U.S. dollar equivalent as when we bill exclusively in U.S. dollars. We engage in currency hedging activities with the intent of limiting the risk of exchange rate fluctuation, but our foreign exchange hedging activities also involve inherent risks that could result in an unforeseen loss. If we fail to properly forecast rate fluctuations these activities could have a negative impact.

We may not be able to develop acceptable new products or enhancements to our existing products at a rate required by our rapidly changing market.

Our future success depends on our ability to develop new products or enhancements to our existing products that keep pace with rapid technological developments and that address the changing needs of our customers. Although our products are designed to operate with a variety of network hardware and software platforms, we will need to continuously modify and enhance our products to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies. We may not be successful in either developing such products or introducing them to the market in a timely fashion. In addition, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technology could increase our research and development expenses. The failure of our products to operate effectively with the existing and future network platforms and technologies will limit or reduce the market for our products, result in customer dissatisfaction and seriously harm our business, results of operations and financial condition.

We may spend significant time and money on research and development to design and develop our DLP products and our hosted security services. If these products fail to achieve broad market acceptance in our target markets, we may be unable to generate significant revenue from our research and development efforts. Moreover, even if we are able to develop data loss prevention products, they may not be accepted in our target markets. As a result, our business, results of operations and financial condition would be adversely impacted.

Our products may fail to keep pace with the rapid growth and technological change of the Internet in accordance with our customers' expectations.

The ongoing evolution of the Internet and computing environments will require us to continually improve the functionality, features and reliability of our databases. Because our products primarily manage access to URLs and executable files included in our databases, if our databases do not contain a meaningful portion of relevant content, the effectiveness of our Web filtering products will be significantly diminished. Any failure of our databases to keep pace with the rapid growth and technological change of the Internet, such as the increasing amount of multimedia content on the Internet that is not easily classified, will impair the market acceptance of our products.

We rely upon a combination of automated filtering technology and human review to categorize URLs and executable files in our proprietary databases. Our customers may not agree with our determinations that particular URLs and executable files should be included or not included in specific categories of our databases. In addition, it is possible that our filtering processes may place objectionable or security risk material in categories that are generally unrestricted by our users' Internet and computer access policies, which could result in such material not being blocked from the network. Any miscategorization could result in customer dissatisfaction and harm our reputation. Any failure to effectively categorize and filter URLs and executable files according to our customers' expectations could impair the growth of our business. Our databases and database technologies may not be able to keep pace with the growth in the number of URLs and executable files, especially the growing amount of content utilizing foreign languages and the increasing sophistication of malicious code and the delivery mechanisms associated with spyware, phishing and other hazards associated with the Internet.

Failure of our products to work properly or misuse of our products could impact sales, increase costs, and create risks of potential negative publicity and legal liability.

Our products are complex and are deployed in a wide variety of complex network environments. Our products may have errors or defects that users identify after deployment, which could harm our reputation and our business. In addition, products as complex as ours frequently contain undetected errors when first introduced or when new versions or enhancements are released. We have from time to time found errors in versions of our products, and we expect to find such errors in the future. Because customers rely on our products to manage employee behavior to protect against security risks and prevent the loss of sensitive data, any significant defects or errors in our products may result in negative publicity or legal claims. For example, an actual or perceived breach of network or computer security at one of our customers, regardless of whether the breach is attributable to our products, could adversely affect the market's perception of our security products. Moreover, parties whose Web sites or executable files are placed in security-risk categories or other categories with negative connotations may seek redress against us for falsely labeling them or for interfering with their business. The occurrence of errors could adversely affect sales of our products, divert the attention of engineering personnel from our product development efforts and cause significant customer relations or legal problems.

Our products may also be misused or abused by customers or non-customer third parties who obtain access to our products. These situations may arise where an organization uses our products in a manner that impacts their end users' or employees' privacy or where our products are misappropriated to censor private access to the Internet. Any of these situations could result in negative press coverage and negatively affect our reputation.

We face risks related to customer outsourcing to system integrators.

Some of our customers have outsourced the management of their information technology departments to large system integrators. If this trend continues, our established customer relationships could be disrupted and our products could be displaced by alternative system and network protection solutions offered by system integrators. Significant product displacements could impact our revenue and have a material adverse effect on our business.

Other vendors may include products similar to ours in their hardware or software and render our products obsolete.

In the future, vendors of hardware and of operating system software or other software may continue to enhance their products or bundle separate products to include functions that are currently provided primarily by network security software. If network security functions become standard features of computer hardware or of operating system software or other software, our products may become obsolete and unmarketable, particularly if the quality of these network security features is comparable to that of our products. Furthermore, even if the network security and/or management functions provided as standard features by hardware providers or operating systems or other software is more limited than that of our products, our customers might accept this limited functionality in lieu of purchasing additional software. Sales of our products would suffer materially if we were then unable to develop new Web filtering, security and DLP products to further enhance operating systems or other software and to replace any obsolete products.

Our worldwide income tax provisions and other tax accruals may be insufficient if any taxing authorities assume taxing positions that are contrary to our positions.

Significant judgment is required in determining our worldwide provision for income taxes and for our accruals for other state, federal and international taxes such as sales and VAT taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of intercompany arrangements to share revenue and costs. In such arrangements there are uncertainties about the amount and manner of such sharing, which could ultimately result in changes once the arrangements are reviewed by taxing authorities. Although we believe that our approach to determining the amount of such arrangements is reasonable, no assurance can be given that the final tax authority review of these matters will not be materially different than that which is reflected in our historical income tax provisions and other tax accruals. Such differences could have a material effect on our income tax provisions or benefits, or other tax accruals, in the period in which such determination is made, and consequently, on our results of operations for such period.

From time to time, we are also audited by various state, federal and international authorities relating to tax matters. We fully cooperate with all audits. Our audits are in various stages of completion; however, no outcome for a particular audit can be determined with certainty prior to the conclusion of the audit and appeals process. As each audit is concluded, adjustments, if any, are appropriately recorded in our financial statements in the period determined. To provide for potential tax exposures, we accrue for uncertain tax positions according to our accounting policies based on judgment and estimates including historical audit activity. We believe sufficient accruals have been recorded for these tax exposures. However, if the reserves are insufficient upon completion of any audits, there could be an adverse impact on our financial position and results of operations.

Any failure to protect our proprietary technology would negatively impact our business.

Intellectual property is critical to our success, and we rely upon patent, trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our Websense brands. We rely on trade secrets to protect technology where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, collaborators and consultants to enter into confidentiality agreements, we cannot assure that these agreements will not be breached or that we will have adequate remedies for any breach. We may not be able to adequately protect our trade secrets or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information.

We have registered our Websense and Websense Enterprise trademarks in several countries and have registrations for the Websense trademark pending in several other countries. Effective trademark protection may not be available in every country where our products are available. Furthermore, any of our trademarks may be challenged by others or invalidated through administrative process or litigation.

We currently have only nine issued patents in the United States and five patents issued internationally, and we may be unable to obtain further patent protection in the future. We have other pending patent applications in the United States and in other countries. We cannot ensure that:

- we were the first to make the inventions covered by each of our pending patent applications;
- we were the first to file patent applications for these inventions;
- any of our pending patent applications are not obvious or anticipated such that they will not result in issued patents;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;
- any patents issued to us will provide us with any competitive advantages or will not be challenged by third parties;
- we will develop additional proprietary technologies that are patentable; or
- the patents of others will not have a negative effect on our ability to do business.

Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are available. The laws of some foreign countries may not be as protective of intellectual property rights as U.S. laws, and mechanisms for enforcement of intellectual property rights may be inadequate. As a result our means of protecting our proprietary technology and brands may not be adequate. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, including the misappropriation or misuse of the content of our proprietary databases of URLs and executable files. Any such infringement or misappropriation could have a material adverse effect on our business, results of operations and financial condition.

Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses and prevent us from selling our products.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of patent infringement or other violations of intellectual property rights. As we expand our product offerings in the data loss and security area where larger companies with large patent portfolios compete, the possibility of an intellectual property claim against us grows. We could receive claims that we have infringed the intellectual property rights of others, including claims regarding patents, copyrights, and trademarks. Any such claim, with or without merit, could result in costly litigation and distract management from day-to-day operations. If we are not successful in defending such claims, we could be required to stop selling our products, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our customers.

Because we recognize revenue from subscriptions for our products ratably over the term of the subscription, downturns in sales may not be immediately reflected in our revenue.

Substantially all of our revenue comes from the sale of subscriptions to our products, including our hosted services. Upon execution of a subscription agreement, we invoice our customers for the full term of the subscription agreement. We then recognize revenue from customers daily over the terms of their subscription agreements, which typically have durations of 12, 24 or 36 months. As a result, a majority of the revenue we report in each quarter is derived from deferred revenue from subscription agreements entered into and paid for during previous quarters. Because of this financial model, the revenue we report in any quarter or series of quarters may mask significant downturns in sales and the market acceptance of our products, before these downturns are reflected by declining revenues. In addition, under GAAP purchase accounting, $96.5 million of the deferred revenue of SurfControl on the date of acquisition was written off with respect to the subscriptions to SurfControl products that were delivered prior to our acquisition of SurfControl. Therefore, the revenue that will be recognized post-acquisition will be associated only with the fair value of post-acquisition technical services under these remaining subscriptions. As a result, the Company can achieve short-term increases in revenue under GAAP even if subscription renewals for SurfControl customers decline, since the Company will be able to recognize all of the revenue associated with any renewing SurfControl customer subscriptions.

Our quarterly operating results may fluctuate significantly, and these fluctuations may cause our stock price to fall.

Our quarterly operating results have varied significantly in the past, and will likely vary in the future primarily as the result of fluctuations in our billings, operating expenses and tax provisions. Although a significant portion of our revenue in any quarter comes from previously deferred revenue, a meaningful portion of our revenue in any quarter depends on the number, size and length of subscriptions to our products that are sold in that quarter. The risk of quarterly fluctuations is increased by the fact that a significant portion of our quarterly sales have historically been generated during the last month of each fiscal quarter, with many of the largest enterprise customers purchasing subscriptions to our products nearer to the end of the last month of each quarter. Due to the unpredictability of these end-of-period buying patterns, forecasts may not be achieved.

We expect that our operating expenses will increase substantially in the future as we expand our selling and marketing activities, increase our research and development efforts and hire additional personnel which could impact our margins. Our operating expenses have increased as a result of the acquisition of SurfControl. The cost synergies we expect to achieve through the acquisition will be phased in through our integration process. In addition, our operating expenses historically have fluctuated, and may continue to fluctuate in the future, as the result of the factors described below and elsewhere in this annual report:

- timing of marketing expenses for activities such as trade shows and advertising campaigns;
- quarterly variations in general and administrative expenses, such as recruiting expenses and professional services fees;
- increased research and development costs prior to new or enhanced product launches; and
- timing of expenses associated with commissions paid on sales of subscriptions to our products.

Consequently, our results of operations may not meet the expectations of current or potential investors. If this occurs, the price of our common stock may decline.

The market price of our common stock is likely to be highly volatile and subject to wide fluctuations.

The market price of our common stock has been and likely will continue to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including:

- announcements of technological innovations or new products or services by our competitors;
- demand for our products, including fluctuations in subscription renewals;
- changes in the pricing policies of our competitors; and
- changes in government regulations.

In addition, the market price of our common stock could be subject to wide fluctuations in response to:

- announcements of technological innovations or new products or services by us;
- changes in our pricing policies; and
- quarterly variations in our revenues and operating expenses.

Further, the stock market has experienced significant price and volume fluctuations that have particularly affected the market price of the stock of many Internet-related companies, and that often have been unrelated or disproportionate to the operating performance of these companies. A number of publicly traded Internet-related companies have current market prices below their initial public offering prices. Market fluctuations such as these may seriously harm the market price of our common stock. In the past, securities class action suits have been filed following periods of market volatility in the price of a company's securities. If such an action were instituted, we would incur substantial costs and a diversion of management attention and resources, which would seriously harm our business, results of operations and financial condition.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers and other key management personnel and our ability to recruit new personnel to executive and key management positions. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our products and technologies. We do not have employment agreements with a majority of our executive officers, key management or development personnel and, therefore, they could terminate their employment with us at any time without penalty. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees could seriously harm our business, results of operations and financial condition. In such an event we may be unable to recruit personnel to replace these individuals in a timely manner, or at all, on acceptable terms.

Because competition for our target employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our planned growth.

To execute our growth plan, we must attract and retain highly qualified personnel. We need to hire additional personnel in virtually all operational areas, including selling and marketing, research and development, operations and technical support and administration. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software and Internet-related products. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. The volatility of our stock price may from time to time adversely affect our ability to recruit or retain employees. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we fail to attract new personnel or retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

Compliance with regulation of corporate governance, accounting principles and public disclosure may result in additional expenses.

Compliance with laws, regulations and standards relating to corporate governance, accounting principles and public disclosure, including the Sarbanes-Oxley Act of 2002, regulations and NASDAQ Global Select Market rules, have caused us to incur higher compliance costs and we expect to continue to incur higher compliance costs as a result of our increased global reach and obligation to ensure compliance with these laws as well as local laws in the jurisdictions where we do business. These laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time. Further guidance by regulatory and governing bodies can result in continuing uncertainty regarding compliance matters and higher costs related to the ongoing revisions to accounting, disclosure and governance practices. Our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404) and the related regulations regarding our required assessment of our internal controls over financial reporting has required the commitment of significant financial and managerial resources and we expect to incur expenses in 2008 in connection with achieving Section 404 compliance with respect to the SurfControl operations we acquired. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

If we cannot effectively manage our internal growth and the integration of acquired businesses, our business revenues, results of operations and prospects may suffer.

If we fail to manage our internal growth and the integration of acquired businesses in a manner that minimizes strains on our resources, we could experience disruptions in our operations that could negatively affect our revenue, billings and results of operations. We are pursuing a strategy of organic growth through implementation of two-tier distribution, international expansion, introduction of new products and expansion of our product sales to the small and medium sized businesses. We also completed two strategic acquisitions, and are continuing the process of integrating PortAuthority and SurfControl. Finally, we have opened or acquired engineering centers in China, Israel, the United Kingdom and Australia. Each of these initiatives requires an investment of our financial and employee resources and involves risks that may result in a lower return on our investments than we expect. These initiatives also may limit the opportunities we pursue or investments we would otherwise make, which may in turn impact our prospects.

It may be difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

Some provisions of our certificate of incorporation and bylaws, as well as some provisions of Delaware law, may discourage, delay or prevent third parties from acquiring us, even if doing so would be beneficial to our stockholders. For example, our certificate of incorporation provides for a classified board, with each board member serving a staggered three-year term. It also provides that stockholders may not fill board vacancies, call stockholder meetings or act by written consent. Our bylaws further provide that advance written notice is required prior to stockholder proposals. Each of these provisions makes it more difficult for stockholders to obtain control of our board or initiate actions that are opposed by the then current board. Additionally, we have authorized preferred stock that is undesignated, making it possible for the board to issue up to 5,000,000 shares of preferred stock with voting or other rights and preferences that could impede the success of any attempted change of control. Delaware law also could make it more difficult for a third party to acquire us. Section 203 of the Delaware General Corporation Law has an anti-takeover effect with respect to transactions not approved in advance by our board, including discouraging attempts that might result in a premium over the market price of the shares of common stock held by our stockholders.

Our senior secured credit facility also accelerates and becomes payable in full upon our change of control, which is defined generally as a person or group acquiring 35% of our voting securities or a proxy contest that results in changing a majority of our board of directors. These consequences may discourage third parties from attempting to acquire us.

We do not intend to pay dividends.

We have not declared or paid any cash dividends on our common stock since we have been a publicly traded company. We currently intend to retain any future cash flows from operations to fund growth and pay down our senior secured credit facility, and therefore do not expect to pay any cash dividends in the foreseeable future. Moreover, we are not permitted to pay cash dividends under the terms of our senior secured credit facility.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters and principal offices are located in San Diego, California, where we leased approximately 105,000 square feet as of December 31, 2007. This lease expires in December 2013 with an option to extend the lease for an additional five years. Our international headquarters and offices are located in Dublin, Ireland, where we have an executive suite arrangement. We lease additional office space in Los Gatos and Scotts Valley, California; Reading and Congleton, England; Ra'anana, Israel; Sydney, Australia and Shanghai, Guangzhou and Beijing, China and have executive suite arrangements on monthly or annual arrangements, depending on the local market, relating to office space in the United Kingdom, Australia, China, Brazil, France, Germany, Hong Kong, Italy, Japan, Singapore, the Netherlands, Spain and Dallas, Texas. We have approved plans to restructure the operations of SurfControl through, among other things, exiting certain SurfControl facilities. We have exited, or will be exiting, leases in certain locations as well as reducing the square footage required to operate some locations. We will finalize our facility exit plans during fiscal 2008.

Item 3. Legal Proceedings

On September 29, 2006, Jason Tauber filed a putative class action against us and other unidentified individuals in California Superior Court for the County of San Diego, captioned Tauber v. Websense. The complaint alleged that the plaintiff and a putative class of certain software engineers and computer professionals who worked for us as exempt employees during the period from September 15, 2002 through the date of settlement should have been classified as non-exempt employees under California law and should have been paid for overtime. The complaint also alleged related wage and hour violations of the California Labor Code arising from the alleged misclassification and that the failure to pay overtime constitutes an unfair business practice under California Business and Professions Code §17200. The complaint sought unspecified damages for unpaid overtime, prejudgment interest, attorneys' fees and other costs, statutory penalties for alleged violations, and other proper relief. During the second quarter of 2007, the parties agreed to a settlement and the Company charged the $3.2 million pending settlement amount between the operating expense categories and cost of revenue on the consolidated statement of operations, apportioned based upon the Company's estimate of amounts payable to eligible individuals in the settlement. On January 4, 2008 the Final Judgment of Dismissal with Prejudice was ordered by the court, and in January 2008, the Company paid a total of $2.9 million in satisfaction of all claims in the matter. The $2.9 million settlement was recorded as follows in the 2007 consolidated statement of operations: $0.1 million to cost of revenue, $0.4 million to selling and marketing, $2.3 million to research and development and $0.1 million to general and administrative.

We are involved in various legal actions in the normal course of business. Based on current information, including consultation with our lawyers, we believe we have adequately reserved for any ultimate liability that may result from these actions such that any liability would not materially affect our consolidated financial positions, results of operations or cash flows. Our evaluation of the likely impact of these actions could change in the future and unfavorable outcomes and/or defense costs, depending upon the amount and timing, could have a material adverse effect on our results of operations or cash flows in a future period.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of the security holders during the fourth quarter of the fiscal year-ended December 31, 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the NASDAQ Global Select Market (Nasdaq) under the symbol "WBSN." The following table sets forth the range of high and low closing prices on Nasdaq of our common stock for the periods indicated, as reported by Nasdaq. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

	Years Ended December 31,			
	2007		2006	
	High	Low	High	Low
First Quarter	$24.35	$21.46	$33.85	$25.46
Second Quarter	24.71	21.25	28.06	19.99
Third Quarter	22.83	18.94	22.64	18.01
Fourth Quarter	21.70	15.77	28.05	21.31

To date, we have neither declared nor paid any cash dividends on our common stock. We currently intend to retain all future cash flows from operations, if any, for use in the operation and development of our business and for debt repayment and stock repurchases and, therefore, do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. As of February 10, 2008, there were approximately 3,000 holders of record of our common stock. See Item 12—"Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information regarding our equity compensation plans.

On January 31, 2006, we announced that our Board of Directors authorized a two-for-one stock split of our common stock, to be effected in the form of a special dividend of one share of our common stock for each share of our common stock outstanding. The additional shares issued as a result of the stock split were distributed on March 17, 2006 to stockholders of record at the close of business on February 13, 2006. All prior year share and per share data (including any data relating to options) presented in this report, including the accompanying consolidated financial statements and related notes have been restated to reflect the stock split.

Issuer Purchases of Equity Securities

On April 3, 2003, we announced that our Board of Directors authorized a stock repurchase program of up to 4 million shares of our common stock. On August 15, 2005, we announced that our Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 8 million shares. On July 25, 2006, we announced that our Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 12 million shares. The repurchases will be made from time to time on the open market at prevailing market prices or in privately negotiated transactions. Depending on market conditions and other factors, including compliance with restrictive covenants contained in our senior secured credit facility, purchases under this program may commence or be suspended at any time, or from time to time, without prior notice. We repurchased 4.3 million shares in 2006, bringing the total number of shares repurchased as part of our stock repurchase program to 8,170,060 and leaving 3,829,940 as the maximum number of shares that may yet be repurchased under our stock repurchase program. We made no stock repurchases in the year ended December 31, 2007.

Item 6. Selected Financial Data

You should read the following selected financial data in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this annual report. We derived the statement of operations data for the years ended December 31, 2007, 2006, and 2005 and the balance sheet data as of December 31, 2007 and 2006 from our financial statements audited by Ernst & Young LLP, an independent registered public accounting firm, which appear elsewhere in this report. We derived the statement of operations data for the years ended December 31, 2004 and 2003 and the balance sheet data as of December 31, 2005, 2004 and 2003 from our financial statements audited by Ernst & Young LLP, an independent registered public accounting firm, which are not included in this annual report. Certain amounts in the selected financial data below have been reclassified to conform to the 2007 presentation. Our historical results are not necessarily indicative of operating results to be expected in the future.

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except for per share data)				
Statement of Operations Data:					
Revenues	$211,665	$178,814	$148,636	$111,859	$81,734
Cost of revenues	29,080	15,274	10,642	7,769	5,523
Gross margin	182,585	163,540	137,994	104,090	76,211
Operating expenses:					
Selling and marketing	126,335	80,135	55,288	42,625	31,845
Research and development	39,681	22,663	16,277	14,509	12,843
General and administrative	32,721	21,279	11,729	8,200	6,732
In-process research and development	1,270	—	—	—	—
Total operating expenses	200,007	124,077	83,294	65,334	51,420
(Loss) income from operations	(17,422)	39,463	54,700	38,756	24,791
Interest expense	(4,308)	—	—	—	—
Other income, net	9,492	11,287	5,411	2,226	2,292
(Loss) income before income taxes	(12,238)	50,750	60,111	40,982	27,083
Provision for income taxes	2,327	18,657	21,343	14,806	10,395
Net (loss) income	$(14,565)	$ 32,093	$ 38,768	$ 26,176	$16,688
Net (loss) income per share:					
Basic	$ (0.32)	$ 0.69	$ 0.82	$ 0.57	$ 0.38
Diluted	$ (0.32)	$ 0.68	$ 0.79	$ 0.54	$ 0.36
Weighted average shares—basic	45,107	46,494	47,491	46,161	44,076
Weighted average shares—diluted	45,107	47,116	49,196	48,228	45,952

	As of December 31,				
	2007	2006	2005	2004	2003
	(In thousands)				
Balance Sheet Data:					
Cash and cash equivalents and marketable securities	$ 86,164	$326,905	$320,389	$243,788	$182,859
Total assets	780,530	424,257	403,675	315,293	233,613
Deferred revenue	286,685	220,343	179,925	132,317	93,960
Long-term liabilities	320,978	71,804	60,807	41,631	28,480
Total stockholders' equity	194,375	180,725	205,811	167,944	128,929

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the financial statements and related notes contained elsewhere in this report. See "Item 1A—Risk Factors" above regarding certain factors known to us that could cause reported financial information not to be necessarily indicative of future results.

Overview

We are a leading provider of Web security and data loss prevention (DLP) solutions, providing products and services that protect organizations' employees and critical business data from external Web-based and email-based attacks, and from internal employee-generated threats such as an employee error and malfeasance. Our customers use our software products to provide a secure and productive computing environment for employees, business partners and customers. We offer a portfolio of Web security, email and messaging security, and data loss prevention software that allows organizations to:

- prevent access to undesirable and dangerous elements on the Web, such as Web sites that contain inappropriate content or sites that download viruses, spyware, keyloggers, phishing and pharming exploits and an ever-increasing variety of malicious code;
- filter "spam" out of incoming email traffic;
- filter viruses and other malicious attachments from email and instant messages;
- manage the use of non-Web Internet traffic, such as peer-to-peer communications and instant messaging;
- prevent the unauthorized use and loss of sensitive data, such as customer or employee information; and
- control misuse of an organization's valuable computing resources, including unauthorized downloading of high-bandwidth content.

Collectively, these software products secure an organization's confidential data and increase the productivity of its employees so they can safely conduct business electronically with partners and over the Internet. Fundamental to our products are:

- proactive discovery of Web and internal content, which is classified into highly granular database categories; and
- policy enforcement software that automates enforcement of pre-defined business policies regarding acceptable users and uses of various content categories.

Since we commenced operations in 1994 as a reseller of computer security products, Websense has evolved into a leading provider of content security software solutions, including Web security, email and messaging security and data loss prevention solutions. Our first Web filtering software product was released in 1996 and prevented access to inappropriate Web content. Since then, we focused on adapting our Web filtering capabilities to address changing Internet use patterns in the workplace and the growing threat of Web-based criminal activity. In January 2007, we entered the emerging market for data loss prevention and acquired PortAuthority Technologies, Inc. (PortAuthority), our technology development partner for DLP solutions. In October 2007, we acquired SurfControl plc (SurfControl), a leading provider of Web and email security software solutions, which expanded our product portfolio to include email security software and hosted Web and email security solutions.

During 2007, we derived 41% of our revenue from international sales, compared with 36% for 2006, with the United Kingdom comprising approximately 11% of our total revenue in both years. We believe international markets continue to represent a significant growth opportunity and we are continuing to expand our international operations, particularly in selected countries in the European, Asia/Pacific, Latin American and Australian markets.

We sell our products primarily through indirect channels. In 2007, we transitioned our Web security products to a two-tier distribution strategy in North America, to increase the number of value-added resellers selling our products and further extend our reach into the small and medium-sized business market segments. Our distribution strategy outside North America also relies on a two-tier system of distributors and value-added resellers. Sales through indirect channels currently account for more than 90% of our revenue.

As described elsewhere in this report, we recognize revenue from subscriptions to our products, including add-on modules, on a daily straight-line basis commencing on the day the term of the subscription begins, over the term of the subscription agreement. We recognize the operating expenses related to these sales as they are incurred. These operating expenses include sales commissions, which are based on the total amount of the subscription contract and are fully expensed in the period the product is delivered. Operating expenses have continued to increase as compared with prior periods due to expanded selling and marketing efforts, continued product research and development and investments in administrative infrastructure to support subscription sales that we will recognize as revenue in subsequent periods.

In October 2007, we closed our acquisition of SurfControl and as a result incurred an operating loss under generally accepted accounting principles (GAAP) during the fourth quarter of 2007 and for the fiscal year 2007. Similar to Websense, SurfControl sold products primarily under subscriptions whereby revenues were recorded ratably over the term of the agreement. Under purchase accounting, we wrote off $96.5 million of the deferred revenue of SurfControl, leaving a balance of $19.7 million as of the closing. This adjustment reflects the fair value of the post-contract technical support services that will be recognized daily in accordance with our revenue recognition policy. We do not expect to generate significant revenue from the installed SurfControl customer base until these subscriptions are up for renewal. In connection with the acquisition, we have incurred restructuring costs primarily in connection with reducing SurfControl headcount and eliminating redundant facilities. We also immediately started to incur the expenses of operating the SurfControl operations as well as recording the amortization of the acquired intangibles. As a result, we expect to continue to operate at a loss under GAAP until we generate sufficient revenue from the subsequent renewal of subscriptions from the installed SurfControl customer base that offsets these expenses. Given the average remaining term of the SurfControl subscriptions, we currently do not expect to operate at a profit under GAAP in 2008. Our ability to retain SurfControl customers and maintain our overall pricing levels for our products will impact our results of operations and the timing of our return to profitability.

We allocate the total costs for human resources, employee benefits, payroll taxes, information technology, facilities, fixed asset depreciation and legal costs to each of our functional areas based on salaries and headcount data. Our overall costs to be allocated have increased as a result of the growth in our headcount and increased personnel costs, the growth of our facilities costs, and increased legal costs attributable to the increased complexity and maturity of our business and overall growth, and we expect this trend to continue.

In connection with the acquisition of SurfControl, we approved plans to restructure the operations of the acquired company through involuntarily terminating certain of SurfControl's employees and exiting certain SurfControl facilities. We began formulating our restructuring plans for the operations of SurfControl in April 2007 when the acquisition was first announced. As of December 31, 2007, we have committed to a plan which includes involuntarily terminating approximately 320 employees who were terminated beginning in the fourth quarter of 2007 and will be phased out throughout 2008. These workforce reductions are across all functions and geographies and affected employees were, or will be, provided cash severance packages. Additionally, we have exited, or will be exiting, leases in certain locations as well as reducing the square footage required to operate some locations. We will finalize our facility exit plans during fiscal 2008. We have accrued the estimated costs associated with the employee severance and facility exit obligations as liabilities assumed in the purchase business combination. Accordingly, these estimated costs are included as part of the purchase price of SurfControl. Changes to the estimates of these costs will be recorded in future periods either as a reduction to goodwill or as an expense to the results of operations.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. When a purchase decision is made for our products, customers enter into a subscription agreement, which is generally 12, 24 or 36 months in duration and for a fixed number of users. Other services such as upgrades/enhancements and standard post-contract technical support services are sold together with our product subscription and provided throughout the subscription term.

Prior to January 1, 2006, we recognized revenue on a monthly straight line basis, commencing with the month the subscription began. Effective as of January 1, 2006, we recognize revenue on a daily straight-line basis commencing on the date the term of the subscription begins, and continuing over the term of the subscription agreement, provided the fee is fixed or determinable, persuasive evidence of an arrangement exists and collectability is reasonably assured. During 2006, we re-evaluated our revenue recognition policy in accordance with the provisions of SOP 97-2, *Software Revenue Recognition*, and determined that our prior practice resulted in a material cumulative difference in our deferred revenue. Upon entering into a subscription arrangement for a fixed or determinable fee, we electronically deliver access codes to users and then promptly invoice customers for the full amount of their subscriptions. Payment is due for the full term of the subscription, generally within 30 to 60 days of the invoice. We record amounts billed to customers in excess of recognizable revenue as deferred revenue on our balance sheet. In connection with the change in revenue recognition policy, we adopted Staff Accounting Bulletin No. 108 (SAB 108), *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, and applied the special cumulative effect transition provision to our 2006 financial statements. The cumulative net result was an increase in deferred revenue and a reduction in retained earnings, before tax impact, as of January 1, 2006 by $8.7 million. For 2006, the impact of daily revenue recognition on subscriptions was to reduce revenue recognized by $1.7 million, reduce net income by $1.1 million, and increase deferred revenue by an additional $1.7 million to a total increase of $10.4 million when compared to what these amounts would have been under the monthly revenue recognition policy.

We record distributor marketing payments and channel rebates as an offset to revenue. We recognize distributor marketing payments as an offset to revenue as the marketing service is provided. We recognize channel rebates as an offset to revenue on a straight-line basis over the term of the subscription agreement.

Accounting for Share-Based Compensation. Through December 31, 2005, we accounted for share-based employee compensation plans under the measurement and recognition provisions of Accounting Principles Board (APB) No. 25 (APB 25), and related Interpretations, as permitted by Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123 *Accounting for Stock-Based Compensation* (SFAS 123). Accordingly, we recorded no share-based employee compensation expense for options granted under our Amended and Restated 2000 Stock Incentive Plan (2000 Plan) or predecessor plans (or options granted as non-plan inducement options) during the year ended December 31, 2005 as all other options granted had exercise prices equal to the fair market value of the common stock on the date of grant. We also recorded no compensation expense in connection with the Employee Stock Purchase Plan as the purchase price of the stock was not less than 85% of the lower of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period. In accordance with SFAS 123 and SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure* (SFAS 148), we disclosed net income or loss and net income or loss per share as if the fair value-based method was applied in measuring compensation expense for share-based incentive programs.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation expense that we recognized beginning on that date includes: (a) compensation expense for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods will not be restated. The results for the years ended December 31, 2007 and 2006 include share-based compensation expense of $22.1 million and $20.4 million (excluding tax effects). Compensation expense related to share-based awards is generally amortized over the vesting period in the related expense categories of the consolidated statement of operations.

At December 31, 2007, there was $62.1 million of total unrecognized compensation cost related to share-based compensation arrangements granted under all equity compensation plans (excluding tax effects). That total unrecognized compensation cost will be adjusted for estimated forfeitures as well as for future changes in estimated forfeitures. We expect to recognize that cost over a weighted average period of approximately 2.7 years.

We estimate the fair value of options granted using the Black-Scholes option valuation model and the assumptions described below. We estimate the expected term of options granted based on the history of grants and exercises in our option database. We estimate the volatility of our common stock at the date of grant based on both the historical volatility as well as the implied volatility of publicly traded options on our common stock, consistent with SFAS 123(R) and Securities and Exchange Commission Staff Accounting Bulletin No. 107 (SAB 107). We base the risk-free interest rate that is used in the Black-Scholes option valuation model on the implied yield in effect at the time of option grant on U.S. Treasury zero-coupon issues with equivalent remaining terms. We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero in the Black-Scholes option valuation model. We amortize the fair value ratably over the vesting period of the awards, which is typically four years. We use historical data to estimate pre-vesting option forfeitures and record share-based expense only for those awards that are expected to vest. For purposes of calculating pro forma information under SFAS 123 for periods prior to January 1, 2006, we accounted for forfeitures as they occurred. We may elect to use different assumptions under the Black-Scholes option valuation model in the future or select a different option valuation model altogether, which could materially affect our net income or loss and net income or loss per share in the future.

We determine the fair value of share-based payment awards on the date of grant using an option-pricing model that is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because our employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with

SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Acquisitions, Goodwill and Other Intangible Assets. We account for acquired businesses using the purchase method of accounting in accordance with SFAS No. 141, *Business Combinations* (SFAS 141), which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of net assets acquired is recorded as goodwill. The fair value of intangible assets, including acquired technology and customer relationships, is based on significant judgments made by management and accordingly we obtain the assistance from third party valuation specialists. The valuations and useful life assumptions are based on information available near the acquisition date and are based on expectations and assumptions that are considered reasonable by management. The judgments made in determining estimated fair values assigned to assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations.

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), we review goodwill that has an indefinite useful life for impairment at least annually in our fourth fiscal quarter, or more frequently if an event occurs indicating the potential for impairment. We amortize the cost of identified intangible assets using amortization methods that reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144), we review intangible assets that have finite useful lives when an event occurs indicating the potential for impairment. We review for impairment by facts or circumstances, either external or internal, indicating that we may not recover the carrying value of the asset. We measure impairment losses related to long-lived assets based on the amount by which the carrying amounts of these assets exceed their fair values. We measure fair value under SFAS 144, which is generally based on the estimated future cash flows. Our analysis is based on available information and on assumptions and projections that we consider to be reasonable and supportable. If necessary, we perform subsequent calculations to measure the amount of the impairment loss based on the excess of the carrying value over the fair value of the impaired assets.

Income Taxes. We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves for tax contingencies are established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109), requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience and expectations of future taxable income by taxing jurisdiction, the carry-forward periods available to us for tax reporting purposes, and other relevant factors.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to pay their invoices. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Results of Operations

The following table summarizes our operating results as a percentage of revenues for each of the periods shown.

	Years Ended December 31,		
	2007	2006	2005
Revenues	100%	100%	100%
Cost of revenues	14	9	7
Gross margin	86	91	93
Operating expenses:			
Selling and marketing	59	44	37
Research and development	19	13	11
General and administrative	15	12	8
In-process research and development	1	—	—
Total operating expenses	94	69	56
(Loss) income from operations	(8)	22	37
Interest expense	(2)	—	—
Other income, net	4	6	3
(Loss) income before income taxes	(6)	28	40
Provision for income taxes	1	10	14
Net (loss) income	(7)%	18%	26%

Years ended December 31, 2007 and 2006

Revenue

Revenue increased to $211.7 million in 2007 from $178.8 million in 2006. The increase was primarily a result of the addition of new, renewed and upgraded subscriptions from our customers that resulted in a 1.3 million increase in the number of seats under subscription (excluding the addition of approximately 26.7 million SurfControl seats) from December 31, 2006 to December 31, 2007. Our 2007 revenue also increased compared to 2006 as a result of the acquistions of PortAuthority in January 2007 and SurfControl in October 2007. We expect our 2008 revenue to increase over 2007 revenue levels due to our renewal business and new business, including sales of products acquired from SurfControl and other expected growth of the SMB business, growth of our DLP business and expected growth in international revenue, partially offset by increased distributor marketing payments and channel payments, which are recorded as reductions to revenue. Until sufficient existing subscriptions for the installed SurfControl customer base are subsequently renewed, revenue contributed by the SurfControl products will be minimal. We are also impacted by the write-off of the pre-acquisition SurfControl deferred revenue explained earlier.

Cost of Revenue

Cost of revenue consists of the costs of content review, technical support, infrastructure costs associated with maintaining our databases and costs associated with providing our hosted security services. Cost of revenue increased to $29.1 million in 2007 from $15.3 million in 2006. The increase was primarily due to $6.6 million of amortization of acquired technology which resulted from the acquisitions of SurfControl in October 2007 and PortAuthority in January 2007, as well as increased costs for additional personnel in our technical support and database groups, including the increase in headcount attributable to the acquisition of SurfControl and the addition of DLP products, and allocated costs. Our headcount in cost of revenue departments increased from 152 at December 31, 2006 to 232 at December 31, 2007. The acquired technology is being amortized over a weighted average period of 3.7 years. We expect to incur $12.2 million in amortization expense of acquired technology in 2008 due to the full year of amortization of the SurfControl and PortAuthority intangible assets. In addition, we expect cost of revenue to increase to support the growth and maintenance of our databases and costs associated with providing our hosted security services as well as the technical support needs of our customers. As a percentage of revenue, cost of revenue increased to 14% during 2007 from 9% in 2006. We expect that cost of revenue, as a percentage of revenue, will increase for 2008.

Gross Margin

Gross margin increased to $182.6 million in 2007 from $163.5 million in 2006. The increase was primarily due to increased revenue. As a percentage of revenue, gross margin decreased to 86% in 2007 from 91% in 2006 primarily due to the increased costs described in the preceding Cost of Revenue section. We expect that gross margin, as a percentage of revenue, will remain in excess of 80% of revenue for 2008.

Operating Expenses

Selling and marketing. Selling and marketing expenses consist primarily of salaries, commissions and benefits related to personnel engaged in selling, marketing and customer support functions, including costs related to public relations, advertising, promotions and travel, amortization of acquired customer relationships as well as allocated costs. Selling and marketing expenses increased to $126.3 million in 2007 from $80.1 million in 2006. Approximately $13.6 million of the increase was due to the amortization of acquired intangibles (primarily customer relationships) which resulted from the acquisitions of SurfControl in October 2007 and PortAuthority in January 2007. The acquired customer relationships intangible assets are being amortized over a weighted average period of approximately 6.8 years. In addition to the amortization of acquired intangibles, the increase in selling and marketing expenses was primarily due to additional expenses associated with our new channel strategy started in 2006, increased personnel costs and related travel, including new personnel added from the PortAuthority and SurfControl acquisitions and allocated costs. Our headcount in sales and marketing increased from 358 employees at December 31, 2006 to 546 employees at December 31, 2007. We expect selling and marketing expenses to increase in absolute dollars and as a percentage of revenue in 2008 due to having a full year of amortization of acquired intangibles, having a full year of additional sales and marketing personnel from SurfControl to support our expanding selling and marketing efforts worldwide, and increased sales resulting in higher overall sales commission expenses. We expect amortization of acquired intangibles of $37.5 million in 2008 due to the full year of amortization of acquired intagibles from the SurfControl and PortAuthority acquisitions. We also expect to achieve cost savings as compared to the historical SurfControl selling and marketing expense, primarily as a result of a reduction in headcount.

Research and development. Research and development expenses consist primarily of salaries and benefits for software developers and allocated costs. Research and development expenses increased to

$39.7 million in 2007 from $22.7 million in 2006. The increase of $17.0 million in research and development expenses was primarily due to increased personnel cost, including costs of adding new full time employees due to the PortAuthority and SurfControl acquisitions, and increased hiring to support our expanding list of technology partners, the enhancements of Websense Enterprise, the development of Websense Express and enhancements to additional products, and allocated costs. Our headcount increased in research and development from 129 employees at December 31, 2006 to 346 employees at December 31, 2007. We expect research and development expenses to increase in absolute dollars in 2008 due to having a full year of additional engineering personnel from SurfControl, and the hiring of personnel to support our continued enhancements of our existing and new products. We are managing the increase in our absolute research and development expense by operating research and development facilities in multiple international locations, including Beijing, China, that have lower costs than our operations in the United States. As a result, we expect that research and development expenses, as a percentage of revenue, will decrease in 2008.

General and administrative. General and administrative expenses consist primarily of salaries, benefits and related expenses for our executive, finance, and administrative personnel, third party professional service fees and allocated costs. General and administrative expenses increased to $32.7 million in 2007 from $21.3 million in 2006. The $11.4 million increase in general and administrative expenses was primarily due to additional personnel needed to support our growing operations, including the acquisitions of PortAuthority and SurfControl, and allocated costs. Our headcount increased in general and administrative departments from 63 at December 31, 2006 to 113 at December 31, 2007. We expect general and administrative expenses to increase in absolute dollars and as a percentage of revenue in 2008 due to having a full year of additional personnel from SurfControl and to support growth in operations and expansion of our international operations. We do not expect to incur the historical SurfControl general and administrative expense levels due to the elimination of the executive officers of SurfControl and other personnel, elimination of certain facilities, and elimination of expenses relating to SurfControl being a public UK company listed on the London Stock Exchange.

In-process research and development. In-process research and development represents the fair value of an acquired, to be completed research project obtained from the PortAuthority acquisition that had not reached technological feasibility at the acquisition date and is not expected to have an alternative future use. Accordingly, the $1.3 million of in-process research and development was charged to our consolidated statement of operations during 2007. There were no in-process research and development charges associated with the SurfControl acquisition.

Interest Expense

Interest expense represents the interest incurred on our senior secured credit facility that we utilized to pay for a portion of the SurfControl purchase price in October 2007. Also included in the interest expense is $763,000 of amortization of deferred financing fees that were capitalized as part of the senior secured credit facility. Interest expense will increase in 2008 due to the full year of interest under the senior secured credit facility and amortization of deferred financing fees. The amount of interest expense will fluctuate due to changes in LIBOR and potential changes in our applicable spread to LIBOR based upon improvements in our leverage ratio in accordance with our senior secured credit facility.

Other Income, Net

Net other income decreased to $9.5 million in 2007 from $11.3 million in 2006. The decrease was due primarily to reduced cash, cash equivalents and marketable securities balances from which we generate interest income as a result of our use of an aggregate of $272 million to fund the acquisitions of SurfControl in October 2007 and PortAuthority in January 2007 and related transaction costs. This decline in cash, cash equivalents and marketable securities was partially offset by higher interest rates realized on our balances of cash, cash equivalents and marketable securities during 2007 as compared with 2006. The majority of our investments of cash and cash equivalents and marketable securities are tax-exempt. We expect that the majority of our cash and cash equivalents and marketable securities will continue to be held in tax-exempt investments during the foreseeable future. We expect to continue to generate significant cash flow from our operations but we do not expect to maintain the same level of cash, cash equivalent and marketable securities balances as we maintained prior to our acquisitions of PortAuthority and SurfControl, which will reduce our net other income from 2007 levels.

Provision for Income Taxes

In 2007, United States and foreign income tax expense was $2.3 million as compared to $18.7 million for 2006. The annual effective income tax rate for 2007 was (19.0)% compared to 36.8% for 2006. The decrease in the tax rate was primarily the result of the following factors. Related to the acquisition of SurfControl, we recorded certain post-acquisition net operating losses related to SurfControl's U.S. operations for which no tax benefit is currently recorded due to the uncertainty of future utilization of these losses. Related to the acquisition of PortAuthority, we expensed acquired in-process research and development in our current year net loss for which a tax deduction is not allowed. In addition, although the share-based compensation for which no tax benefit is recorded in 2007 and our state income tax provision are both comparable to prior year's amounts, the impact of these items on the effective tax rate percentage is greater due to the relative size of the pre-tax loss of $12.2 million in 2007 compared to the pre-tax income of $50.8 million in 2006.

Our effective tax rate may change in future periods due to the composition of taxable income between domestic and international operations, the magnitude of our tax-exempt income, any future acquisitions and any future changes or interpretations in tax rules and legislation, or corresponding accounting rules.

Years ended December 31, 2006 and 2005

Revenue

Revenue increased to $178.8 million in 2006 from $148.6 million in 2005. The increase was primarily a result of the addition of new, renewed and upgraded subscriptions from our customers that resulted in a 1.1 million increase in the number of seats under subscription from December 31, 2005 to December 31, 2006. Approximately 65% of subscription revenue recognized in 2006 and 2005 was derived from renewal business.

Cost of Revenue

Cost of revenue increased to $15.3 million in 2006 from $10.6 million in 2005. The increase was primarily due to the costs associated with share-based compensation expense relating to our adoption of SFAS 123(R) on January 1, 2006, as well as additional personnel in our technical support and database groups and allocated costs. As a percentage of revenue, cost of revenue increased to 9% during 2006 from 7% in 2005.

Gross Margin

Gross margin increased to $163.5 million in 2006 from $138.0 million in 2005. The increase was due to increased revenue. As a percentage of revenue, gross margin decreased to 91% in 2006 from 93% in 2005.

Operating Expenses

Selling and marketing. Selling and marketing expenses increased to $80.1 million in 2006 from $55.3 million in 2005. The increase in selling and marketing expenses of $24.8 million was primarily due to share-based compensation expenses relating to our adoption of SFAS 123(R) on January 1, 2006, as well as additional expenses associated with our new channel strategy, increased personnel costs and related travel, and allocated costs.

Research and development. Research and development expenses increased to $22.7 million in 2006 from $16.3 million in 2005. The increase of $6.4 million in research and development expenses was primarily due to share-based compensation expense relating to our adoption of SFAS 123(R) on January 1, 2006, as well as increased personnel needed to support our expanding list of technology partners, the enhancements of Websense Enterprise and additional products, and allocated costs.

General and administrative. General and administrative expenses increased to $21.3 million in 2006 from $11.7 million in 2005. The $9.6 million increase in general and administrative expenses was primarily a result of share-based compensation expense relating to our adoption of SFAS 123(R) on January 1, 2006, as well as additional personnel needed to support our growing operations, and allocated costs.

Other Income, Net

Net other income increased to $11.3 million in 2006 from $5.4 million in 2005. The increase was due primarily to higher interest rates realized on our increased balances of cash, cash equivalents and marketable securities during 2006 compared with 2005.

Provision for Income Taxes

In 2006, United States and foreign income tax expense was $18.7 million as compared to $21.3 million for 2005. The annual effective income tax rate for 2006 was 36.8% compared to 35.5% for 2005. The increase in the tax rate is primarily related to an increase in the provision for state income taxes and the impact of SFAS 123(R) on stock compensation that does not result in a tax deduction. The increase in tax rate is partially offset by an increase in tax exempt income.

Recent Accounting Pronouncements

In September 2006 the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles (GAAP), clarifies the definition of fair value within that framework and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and thus we will adopt SFAS 157 as of January 1, 2008. We are currently evaluating the impact, if any, that SFAS 157 may have on our future consolidated financial statements.

In February 2007 the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 allows companies to elect to measure certain assets and liabilities at fair value and is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, that SFAS 159 may have on our future consolidated financial statements.

In December 2007 the FASB issued SFAS No. 141R, *Business Combinations* (SFAS 141R). SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect SFAS 141R will have an impact on our consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions we may consummate after the effective date. We are still assessing the impact of this standard on our future consolidated financial statements.

Liquidity and Capital Resources

As of December 31, 2007, we had cash and cash equivalents of $66.4 million, investments in marketable securities of $19.8 million, and retained earnings of $67.8 million. As of December 31, 2006, we had cash and cash equivalents of $83.5 million, investments in marketable securities of $243.4 million and retained earnings of $82.7 million. During 2007, we used our cash, cash equivalents and marketable securities primarily to fund $272 million of the acquisition costs of SurfControl and PortAuthority, to pay down $20 million of the outstanding balance of our senior secured credit facility and to make, severance and other nonrecurring restructuring payments relating to the SurfControl acquisition and capital expenditures.

Net cash provided by operating activities was $53.6 million in 2007 compared with $83.7 million in 2006. The $30.1 million decrease in cash provided by operating activities in 2007 was primarily due to the net loss recorded in 2007 compared to net income in 2006 and the net change in the operating assets and liabilities, offset by the non-cash items for depreciation, amortization, share based compensation and deferred income taxes. The net loss in 2007, excluding the non-cash items described above, was driven by our investments in our two-tier channel strategy, international operations and expanded product offerings. The growth in deferred revenue (subscription amounts in excess of recognizable revenue are recorded as deferred revenue) in 2007 compared to 2006 helped offset some of the reduced cash flow from operations. Our operating cash flow is significantly influenced by subscription renewals, accounts receivable collections and deferred revenue. A decrease in subscription renewals or accounts receivable collections, or a lower deferred revenue balance, will negatively impact our operating cash flow. We expect to continue to generate significant cash flow from operations in 2008.

Net cash used in investing activities was $259.7 million in 2007 compared with net cash provided by investing activities of $10.5 million in 2006. The $270.2 million increase in net cash used in investing activities for 2007 was primarily due to the net cash paid for the acquisitions of PortAuthority and SurfControl totaling approximately $477 million and offset by the net of fewer purchases and more maturities of marketable securities as we were preparing for the acquisitions made in 2007.

Net cash provided by financing activities was $188.9 million in 2007 compared with net cash used in financing activities of $72.3 million in 2006. The $261.2 million increase in net cash provided by financing activities in 2007 was primarily due to the net borrowing from the senior secured credit facility used to partially pay for the SurfControl acquisition in 2007. There were also no share repurchases during 2007 compared to $91.4 million made during 2006. These increases were partially offset by a reduction of proceeds from exercises of employee stock options in 2007 and the repayment of the PortAuthority loan (as more fully described in Note 4 to the audited financial statements).

On October 11, 2007, in order to finance a portion of the purchase price for SurfControl, we entered into an amended and restated senior credit agreement (the Senior Credit Agreement). The $225 million senior secured credit facility consists of a five year $210 million senior secured credit facility and a $15 million revolving credit facility. The senior secured credit facility was fully funded on October 11, 2007, and the revolving line of credit remains unused. On December 31, 2007 we made an optional prepayment under our senior secured credit facility, reducing the outstanding balance to

$190 million. The senior secured credit facility is secured by substantially all of our assets, including pledges of stock of some of our subsidiaries (subject to limitations in the case of foreign subsidiaries) and by secured guarantees by our domestic subsidiaries. The senior secured credit facility amortizes at a minimum rate of 2.5%, 10%, 12.5%, and 15%, respectively, during the first four years of the term and 60% during the fifth year. In conjunction with our $20 million prepayment on December 31, 2007, we amended our Senior Credit Agreement to eliminate any additional mandatory principal payments until September 30, 2009. The initial interest rate on the credit facility is LIBOR plus 250 basis points (7.3% at December 31, 2007), and is subject to step downs in the spread over LIBOR based upon potential future improvements in our total leverage ratio. The unused portion of the revolving credit facility requires a 50 basis points fee per annum. The Senior Credit Agreement contains financial covenants, including a consolidated leverage ratio and a consolidated interest coverage ratio, as well as affirmative and negative covenants. We did not borrow any amounts under the original interim credit facility which was entered into on April 26, 2007 and which was terminated by its terms when the Senior Credit Agreement was executed.

The Senior Credit Agreement provides that we must maintain hedge agreements so that at least 50% of the aggregate principal amount of the senior secured credit facility is subject to fixed interest rate protection for a period of not less than 2.5 years. On October 11, 2007 in conjunction with the funding of the senior secured credit facility, we entered into an interest rate swap agreement to pay a fixed rate of interest (4.85% per annum) and receive a floating rate interest payment (based on three month LIBOR) on an equivalent amount. The initial principal amount of the swap agreement was $105 million on October 11, 2007. In addition, on October 11, 2007 we entered into an interest rate cap agreement to limit the maximum interest rate on a portion of our senior secured credit facility to 6.5% per annum. The amount of principal protected by this agreement increases from $5.0 million at December 31, 2007 to $74.3 million on June 30, 2010. Both the interest rate swap and cap expire on September 30, 2010.

Obligations and commitments. The following table summarizes our contractual payment obligations and commitments as of December 31, 2007 (in thousands):

	Payment Obligation by Year						
	2008	2009	2010	2011	2012	Thereafter	Total
Senior secured credit facility	$ —	$ 6,250	$26,250	$31,500	$126,000	$ —	$190,000
Operating leases	7,162	4,489	4,144	3,625	3,479	5,321	28,220
Facility exit obligations	1,405	2,033	2,123	1,831	1,124	863	9,379
Severance obligations	8,252	—	—	—	—	—	8,252
Litigation settlement payment	2,913	—	—	—	—	—	2,913
Software license	307	307	—	—	—	—	614
Total	$20,039	$13,079	$32,517	$36,956	$130,603	$6,184	$239,378

Senior secured credit facility obligations represent the future minimum principal debt payments due under the senior secured credit facility. On January 31, 2008, we made a voluntary pre-payment of $10 million on our senior secured credit facility. In addition to the amounts listed in the above table, we also have interest payment and fee obligations related to the senior secured credit facility as more fully described in Note 8 to the audited financial statements.

We lease our facilities under operating lease agreements that expire at various dates through 2015. Approximately one-half of our operating lease commitments are related to our corporate headquarters lease, which extends through December 2013. Our corporate headquarters lease includes escalating rent payments from 2008 to 2013. The rent expense related to our worldwide office space leases are recorded monthly on a straight-line basis in accordance with generally accepted accounting principles.

Facility exit obligations represent estimated future lease and operating costs from facilities acquired from SurfControl that are being exited (as more fully described in Note 4 to the audited financial statements). These costs will be paid over the respective lease terms through 2013. These amounts are included in our consolidated balance sheet.

Severance obligations represent the estimated future severance payments in connection with the SurfControl employees who were or will be terminated (as more fully described in Note 4 to the audited financial statements).

Litigation settlement payments represent payments to be made in connection with the final settlement for a class action lawsuit (as more fully described in Note 9 to the audited financial statements).

Software license obligations represent purchase commitments for software licenses made in the ordinary course of business.

In addition, due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits at December 31, 2007, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $11.4 million of unrecognized tax benefits (as more fully described in Note 11 to the audited financial statements) have been excluded from the contractual payment obligations table above.

Off-Balance Sheet Arrangements. As of December 31, 2007 and 2006, we did not have any relationships with unconsolidated entities or financial partners, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Share Repurchase Program. On April 3, 2003, we announced that our Board of Directors authorized a stock repurchase program of up to 4 million shares of our common stock. On August 15, 2005, we announced that our Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 8 million shares. On July 25, 2006, we announced that our Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 12 million shares. Repurchases may be made from time to time on the open market at prevailing market prices or in privately negotiated transactions, but we must also comply with certain restrictions on share repurchases contained in our senior secured credit facility. Depending on market conditions and other factors, purchases under this program may be commenced or suspended at any time, or from time to time, without prior notice. During 2007, we did not repurchase any shares under this program due to the acquisitions of PortAuthority and SurfControl. As of December 31, 2007, we had cumulatively repurchased 8,170,060 shares of our common stock under this program for an aggregate of $170.4 million at an average price of $20.86 per share.

Prospective Capital Needs. We believe that our cash and cash equivalents balances, investments in marketable securities, revolving credit balances and our ongoing cash flow from operations will be sufficient to satisfy our cash requirements, including our capital expenditures, debt repayment obligations and stock repurchases, if any, for at least the next 12 months. In January 2007, we used approximately $86 million of our cash to acquire PortAuthority (which included the repayment of $4.2 million of PortAuthority indebtedness), and in October 2007 we used approximately $190 million of our cash to acquire SurfControl. In December 2007 and January 2008, we made voluntary pre-payments on our senior secured credit facility of $20 million and $10 million, respectively. Our cash requirements may increase for reasons we do not currently foresee or we may make acquisitions as part of our growth strategy that increase our cash requirements. We may elect to raise funds for these purposes through capital markets transactions or debt or private equity transactions as appropriate. We intend to continue to invest our cash in excess of current operating and capital requirements in interest-bearing, investment-grade securities.

Summarized Quarterly Data (Unaudited)

The following tables present our unaudited quarterly financial data. We believe this information has been prepared on a basis consistent with that of our audited consolidated financial statements and all necessary material adjustments, consisting of normal recurring accruals and adjustments, have been included to present fairly the quarterly financial data. Our quarterly results of operations for these periods are not necessarily indicative of future results of operations.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share data)			
2007				
Revenue	$49,747	$50,449	$50,429	$ 61,040
Gross margin	45,090	45,015	45,334	47,146
Income (loss) from operations	4,595	2,988	4,919	(29,924)
Income (loss) before income taxes	7,035	4,463	8,847	(32,583)
Net income (loss)	$ 3,867	$ 2,129	$ 6,395	$(26,956)
Basic income (loss) per share(1)	$ 0.09	$ 0.05	$ 0.14	$ (0.59)
Diluted income (loss) per share(1)	$ 0.09	$ 0.05	$ 0.14	$ (0.59)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share data)			
2006				
Revenue	$42,060	$43,687	$45,742	$47,325
Gross margin	38,682	39,983	41,869	43,006
Income from operations	10,017	10,301	9,071	10,074
Income before income taxes	12,652	13,122	11,855	13,121
Net income	$ 7,944	$ 8,067	$ 8,305	$ 7,777
Basic income per share(1)	$ 0.17	$ 0.17	$ 0.18	$ 0.17
Diluted income per share(1)	$ 0.16	$ 0.17	$ 0.18	$ 0.17

(1) Basic and diluted net income (loss) per share computations for each quarter are independent and may not add up to the net income per share computation for the respective year. See Note 1 of Notes to the Consolidated Financial Statements for an explanation of the determination of basic and diluted net income (loss) per share.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our market risk exposures are related to our cash, cash equivalents, investments in marketable securities and senior secured credit facility. We invest our excess cash in highly liquid short-term investments such as municipal bonds, government agency obligations, and corporate bonds. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our investments and the interest expense incurred on our senior secured credit facility and therefore impact our cash flows and results of operations.

We are exposed to changes in interest rates primarily from our short-term available-for-sale investments and from our borrowings under our variable rate senior secured credit facility used in connection with the acquisition of SurfControl in October 2007. Our senior secured credit facility agreement provides that we must maintain hedge agreements so that at least 50% of the aggregate principal amount of the senior secured credit facility is subject to fixed interest rate protection for a period of not less than 2.5 years.

A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would materially affect our interest expense. However, the impact of this type of adverse movement would be partially mitigated by our interest rate swap and cap agreements. Based on our outstanding senior secured credit facility balance at December 31, 2007 and taking into consideration our interest rate swap and cap, our interest expense would increase by approximately $785,000 during 2008 if there were a hypothetical 100 basis point adverse move in the interest rate yield curve.

A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive investments at December 31, 2007. Changes in interest rates over time will, however, affect our interest income.

We utilize foreign currency forward contracts and zero-cost collar contracts to hedge foreign currency market exposures of underlying assets and liabilities. We bill certain international customers in Euros and British Pounds and SurfControl has historically billed certain international customers in Euros, British Pounds, Australian Dollars, China Yuan Renminbi, Singapore Dollars, Japanese Yen and Israel New Shekels. We also keep working funds necessary to facilitate the short-term operations of our subsidiaries in the local currencies in which they do business. Our objective is to reduce the risk to earnings and cash flows associated with changes in foreign currency exchange rates. We do not use foreign currency contracts for speculative or trading purposes.

Notional and fair values of our hedging positions at December 31, 2007 and 2006 are presented in the table below (in thousands):

	December 31, 2007			December 31, 2006		
	Notional Value Local Currency	Notional Value USD	Fair Value USD	Notional Value Local Currency	Notional Value USD	Fair Value USD
Euro	€1,500	$2,189	$2,167	€1,350	$1,705	$1,630
British Pound	£ —	—	—	£1,200	2,350	2,337
Total		$2,189	$2,167		$4,055	$3,967

The approximate $0.5 million notional increase in our Euro hedged position at December 31, 2007 compared to December 31, 2006 is primarily due to the increase in Euro billings during 2007. All of the Euro hedging contracts will be settled before March 31, 2008. For 2006 and 2007, less than 15% of our total billings were denominated in the Euro. We do not expect Euro billings to represent more than 15% of our total billings during 2008.

The approximate $2.4 million notional decrease in our British Pound hedged position at December 31, 2007 compared to December 31, 2006 is primarily due to the natural hedge against our British Pound expenditures by billings in the British Pound which began in May 2007. As of December 31, 2007 no British Pound contracts were outstanding. We do not expect to hedge the British Pound as we continue billing in the British Pound which, because we have substantial operations in the UK and expenses in British Pounds, creates a natural hedge against our billings in British Pounds.

Given our foreign exchange position, a 10% change in foreign exchange rates upon which these foreign exchange contracts are based would result in exchange gains and losses. In all material aspects, these exchange gains and losses would be fully offset by exchange gains and losses on the underlying net monetary exposures for which the contracts are designated as hedges. We do not expect material exchange rate gains and losses from unhedged foreign currency exposures.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Websense, Inc.

We have audited the accompanying consolidated balance sheets of Websense, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Websense, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, Websense, Inc. adopted Statement of Financial Accounting Standards No. 123 (revised 2004) on January 1, 2006 and FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," effective January 1, 2007. Also, as described in Notes 1 and 13 to the consolidated financial statements, during 2006, Websense, Inc. adopted Securities and Exchange Commission Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements ("SAB 108")." The Company used the one time special transition provisions of SAB 108 and recorded an adjustment to retained earnings effective January 1, 2006 for correction of prior period errors in recording revenue and deferred revenue.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Websense, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Diego, California
February 26, 2008

Websense, Inc.

Consolidated Balance Sheets

(In thousands, except par value amounts)

	December 31, 2007	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 66,383	$ 83,523
Marketable securities	19,781	243,382
Accounts receivable, net of allowance for doubtful accounts of $2,131 and $1,425 at December 31, 2007 and 2006	76,328	52,740
Prepaid income taxes	3,734	—
Current portion of deferred income taxes	22,870	18,179
Other current assets	10,109	3,943
Total current assets	199,205	401,767
Property and equipment, net	17,657	5,793
Intangible assets, net	152,906	1,067
Goodwill	385,916	—
Deferred income taxes, less current portion	19,048	13,806
Deposits and other assets	5,798	1,824
Total assets	$ 780,530	$ 424,257
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 3,255	$ 2,712
Accrued payroll and related benefits	28,960	9,164
Other accrued expenses	30,463	7,084
Current portion of income taxes payable	1,531	4,229
Current portion of deferred tax liability	10,399	—
Current portion of deferred revenue	190,569	148,539
Total current liabilities	265,177	171,728
Income taxes payable, less current portion	12,264	—
Senior secured credit facility	190,000	—
Deferred revenue, less current portion	96,116	71,804
Deferred tax liability, less current portion	20,964	—
Other long term liabilities	1,634	—
Total liabilities	586,155	243,532
Stockholders' equity:		
Common stock—$0.01 par value; 100,000 shares authorized; 45,394 and 44,785 shares issued and outstanding at December 31, 2007 and 2006	515	509
Additional paid-in capital	267,164	237,302
Treasury stock, at cost	(139,792)	(139,744)
Retained earnings	67,808	82,748
Accumulated other comprehensive loss	(1,320)	(90)
Total stockholders' equity	194,375	180,725
Total liabilities and stockholders' equity	$ 780,530	$ 424,257

See accompanying notes.

Websense, Inc.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Years Ended December 31,		
	2007	2006	2005
Revenues	$211,665	$178,814	$148,636
Cost of revenues	29,080	15,274	10,642
Gross margin	182,585	163,540	137,994
Operating expenses:			
Selling and marketing	126,335	80,135	55,288
Research and development	39,681	22,663	16,277
General and administrative	32,721	21,279	11,729
In-process research and development	1,270	—	—
Total operating expenses	200,007	124,077	83,294
(Loss) income from operations	(17,422)	39,463	54,700
Interest expense	(4,308)	—	—
Other income, net	9,492	11,287	5,411
(Loss) income before income taxes	(12,238)	50,750	60,111
Provision for income taxes	2,327	18,657	21,343
Net (loss) income	$(14,565)	$ 32,093	$ 38,768
Net (loss) income per share:			
Basic net (loss) income per share	$ (0.32)	$ 0.69	$ 0.82
Diluted net (loss) income per share	$ (0.32)	$ 0.68	$ 0.79
Weighted average shares—basic	45,107	46,494	47,491
Weighted average shares—diluted	45,107	47,116	49,196

See accompanying notes.

Websense, Inc.
Consolidated Statements of Stockholders' Equity
(In thousands)

	Common stock Shares	Common stock Amount	Additional paid-in capital	Treasury stock	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance at December 31, 2004	47,052	$235	$150,447	$ —	$ 17,681	$ (419)	$167,944
Issuance of common stock upon exercise of options	2,434	12	24,594	—	—	—	24,606
Issuance of common stock for ESPP purchase	314	2	3,356	—	—	—	3,358
Issuance of common stock for stock dividend	—	251	(251)	—	—	—	—
Purchase of treasury stock	(1,858)	—	—	(48,340)	—	—	(48,340)
Tax benefit of stock options	—	—	19,680	—	—	—	19,680
Net income	—	—	—	—	38,768	—	38,768
Net change in unrealized loss on marketable securities, net of tax	—	—	—	—	—	(112)	(112)
Net change in unrealized loss on fair value of foreign currency contracts, net of tax	—	—	—	—	—	(93)	(93)
Comprehensive income							38,563
Balance at December 31, 2005	47,942	500	197,826	(48,340)	56,449	(624)	205,811
Revenue recognition error—net of tax upon adoption of SAB 108 (see Note 13)	—	—	—	—	(5,794)	—	(5,794)
Balance at January 1, 2006 upon adoption of SAB 108	47,942	500	197,826	(48,340)	50,655	(624)	200,017
Issuance of common stock upon exercise of options	946	7	11,573	—	—	—	11,580
Issuance of common stock for ESPP purchase	197	2	3,978	—	—	—	3,980
Share-based compensation expense	—	—	20,358	—	—	—	20,358
Excess tax benefit of share-based compensation	—	—	3,567	—	—	—	3,567
Purchase of treasury stock	(4,300)	—	—	(91,404)	—	—	(91,404)
Net income	—	—	—	—	32,093	—	32,093
Net change in unrealized gain on marketable securities, net of tax	—	—	—	—	—	458	458
Net change in unrealized gain on fair value of foreign currency contracts, net of tax	—	—	—	—	—	76	76
Comprehensive income							32,627
Balance at December 31, 2006	44,785	509	237,302	(139,744)	82,748	(90)	180,725
Cumulative impact of change in accounting for uncertainties in income taxes—upon adoption of FIN 48 (see Note 11)	—	—	(859)	—	(375)	—	(1,234)
Balance at January 1, 2007 upon adoption of FIN 48	44,785	509	236,443	(139,744)	82,373	(90)	179,491
Issuance of common stock upon exercise of options	339	4	3,256	—	—	—	3,260
Issuance of common stock for ESPP purchase	240	2	4,315	—	—	—	4,317
Issuance of common stock from restricted stock units, net	30	—	—	(48)	—	—	(48)
Share-based compensation expense	—	—	22,140	—	—	—	22,140
Excess tax benefit of share-based compensation	—	—	1,010	—	—	—	1,010
Net loss	—	—	—	—	(14,565)	—	(14,565)
Net change in unrealized gain on marketable securities, net of tax	—	—	—	—	—	81	81
Net change in unrealized gain on fair value of foreign currency contracts, net of tax	—	—	—	—	—	9	9
Unrealized loss on interest rate swap and cap, net of tax	—	—	—	—	—	(998)	(998)
Translation adjustments	—	—	—	—	—	(322)	(322)
Comprehensive loss							(15,795)
Balance at December 31, 2007	45,394	$515	$267,164	$(139,792)	$ 67,808	$(1,320)	$194,375

See accompanying notes.

Websense, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Years ended December 31, 2007	2006	2005
Operating activities:			
Net (loss) income	$ (14,565)	$ 32,093	$ 38,768
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	27,334	3,406	2,631
In-process research and development	1,270	—	—
Share-based compensation	22,140	20,358	—
Deferred income taxes	(14,642)	(10,170)	(3,762)
Realized and unrealized gain (loss) on foreign exchange contracts	543	76	(93)
Tax benefit from exercise of stock options	—	—	19,680
Excess tax benefit from share-based compensation	(1,010)	(3,567)	—
Changes in operating assets and liabilities, net of effects from purchases of PortAuthority and SurfControl:			
Accounts receivable	(6,744)	(2,170)	(6,261)
Other assets	(5,160)	211	(790)
Accounts payable	(1,181)	639	973
Accrued payroll and related benefits	1,088	688	1,313
Other liabilities	(5,644)	1,999	74
Deferred revenue	46,306	34,624	47,608
Income taxes payable	3,872	5,491	547
Net cash provided by operating activities	53,607	83,678	100,688
Investing activities:			
Purchase of intangible asset	—	(1,200)	—
Cash paid to acquire PortAuthority, net of cash acquired	(81,988)	—	—
Cash paid to acquire SurfControl, net of cash acquired	(395,062)	—	—
Purchase of property and equipment	(5,866)	(4,143)	(3,599)
Purchases of marketable securities	(506,913)	(649,486)	(477,282)
Maturities of marketable securities	730,595	665,322	422,278
Sales of marketable securities	—	—	1,042
Cash received from sale of the option contracts on SurfControl acquisition	5,308	—	—
Cash paid for option contracts on SurfControl acquisition	(5,750)	—	—
Net cash (used in) provided by investing activities	(259,676)	10,493	(57,561)
Financing activities:			
Borrowings under senior secured credit facility	210,000	—	—
Principal payments on senior secured credit facility	(20,000)	—	—
Cash paid for deferred financings fees under senior secured credit facility	(5,444)	—	—
Proceeds from exercise of stock options	3,260	11,580	24,606
Proceeds from issuance of common stock for stock purchase plan	4,317	3,980	3,358
Repayment of PortAuthority loan	(4,214)	—	—
Excess tax benefit of share-based compensation	1,010	3,567	—
Purchase of treasury stock	—	(91,404)	(48,340)
Net cash provided by (used in) financing activities	188,929	(72,277)	(20,376)
(Decrease) increase in cash and cash equivalents	(17,140)	21,894	22,751
Cash and cash equivalents at beginning of year	83,523	61,629	38,878
Cash and cash equivalents at end of year	$ 66,383	$ 83,523	$ 61,629
Supplemental disclosures of cash flow information:			
Income taxes paid	$ 14,454	$ 17,493	$ 3,656
Unrealized gain (loss) on marketable securities	$ 81	$ 458	$ (112)

See accompanying notes.

1. Summary of Significant Accounting Policies

Description of Business

Websense, Inc. ("Websense" or the "Company") commenced operations in 1994. Websense is a provider of Web security and data loss prevention solutions, providing products that protect organizations' employees and critical business data from external Web-based and email-based attacks, and from internal employee-generated threats such as an employee error or malfeasance. The Company's customers use our software products to provide a secure and productive computing environment for employees, business partners and customers.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles (GAAP) in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries in Australia, Austria, Brazil, Canada, China, France, Germany, India, Ireland, Israel, Italy, Japan, Mauritius, the Netherlands, the United Kingdom and the United States. Significant intercompany accounts and transactions have been eliminated in consolidation. As further described in Note 4, Websense acquired SurfControl plc ("SurfControl") on October 3, 2007 and thus the results of operations of SurfControl and its wholly-owned subsidiaries are reflected in Websense's results of operations beginning on the date of acquisition.

For fiscal years 2005 and 2006 and most of fiscal 2007, the Company's sales were primarily denominated in its functional currency which has been the U.S. dollar. With the acquisition of SurfControl, Websense now has some subsidiaries with functional currencies other than the U.S. dollar. The assets and liabilities of these subsidiaries, where the local currency is the functional currency, are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income (loss). Revenue and expense accounts are translated at average exchange rates during the year. The Company recorded foreign currency transaction gains (losses) of $482,000, $96,000 and ($32,000) for the years ended December 31, 2007, 2006 and 2005, respectively, which are included in "Other income, net" on its consolidated statements of operations.

Revenue Recognition

The Company has adopted American Institute of Certified Public Accountants Statement of Position No. 97-2, *Software Revenue Recognition* (SOP 97-2) as amended by SOP 98-9, as well as Staff Accounting Bulletin No. 104, Revenue Recognition, as issued by the Securities and Exchange Commission. These statements and bulletin provide guidance for recognizing revenue related to sales by software vendors.

The Company sells its products on a subscription basis. A subscription is generally 12, 24 or 36 months in duration and for a fixed number of seats or devices. The Company recognizes revenue on

1. Summary of Significant Accounting Policies (Continued)

a daily straight-line basis, commencing with the day the subscription begins, over the term of the subscription agreement provided collectability is reasonably assured and all the other elements of revenue recognition have been met. Upon entering into a subscription arrangement for a fixed or determinable fee, the Company electronically delivers access codes to users and then promptly invoices customers for the full amount of their subscriptions. Payment is due for the full term of the subscription, generally within 30-60 days of invoicing.

The Company records amounts billed to customers in excess of recognizable revenue as deferred revenue in the accompanying consolidated balance sheets. The Company amortizes deferred revenues over the term of the subscription agreement commencing with the day the agreement is signed.

The Company records distributor marketing payments and channel rebates in accordance with Emerging Issues Task Force Issue No. 01-09, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products),* which states these payments and rebates should be recorded as an offset to revenue. The Company recognizes distributor marketing payments as an offset to revenue in the period the marketing service is provided. The Company recognizes channel rebates as an offset to revenue on a straight-line basis over the term of the corresponding subscription agreement.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of ninety days or less when purchased to be cash equivalents. The Company generally invests its excess cash in fixed-income obligations with strong credit ratings. Such investments are made in accordance with the Company's investment policy, which establishes guidelines relative to diversification and maturities designed to maintain safety and liquidity. These guidelines are periodically reviewed and modified if necessary to take advantage of trends in yields and interest rates. The Company has not experienced any losses on its cash and cash equivalents.

Marketable Securities

Marketable securities at December 31, 2007 primarily consist of municipal bonds. The Company has the ability and intent, if necessary, to liquidate any of its investment securities in order to meet the liquidity needs of current obligations. The Company currently classifies all investment securities as available for sale. Securities classified as available for sale are reported at fair value, adjusted for other-than-temporary declines in value. The Company records other-than-temporary declines in value to earnings as realized losses. The Company has not had any investment security losses taken to date related to other-than-temporary declines in value. Unrealized holding gains and losses on securities available for sale are reported as a net amount in a separate component of accumulated other comprehensive income (loss) until realized. Realized gains and losses are recorded based on the specific identification method.

1. Summary of Significant Accounting Policies (Continued)

Interest on Cash and Marketable Securities

The Company's interest on cash and cash equivalents and marketable securities, included as a component of other income, net, was $8.5 million, $11.2 million and $6.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Acquisitions, Goodwill and Other Intangible Assets.

The Company accounts for acquired businesses using the purchase method of accounting in accordance with SFAS No. 141, *Business Combinations* (SFAS 141), which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of net assets acquired is recorded as goodwill. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), the Company reviews goodwill that has an indefinite useful life for impairment at least annually in our fourth fiscal quarter, or more frequently if an event occurs indicating the potential for impairment. Intangible assets with finite lives are carried at cost less accumulated amortization. The Company amortizes the cost of identified intangible assets using amortization methods that reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144), the Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the value of future undiscounted cash flows is less than the carrying amount of an asset, the Company records an impairment loss based on the excess of the carrying amount over the fair value of the asset. No impairment losses were recorded in 2007, 2006 or 2005.

Fair Value of Financial Instruments

The fair values of investment securities have been determined using values supplied by an independent pricing service and are disclosed together with carrying amounts in Note 2. The carrying value of cash equivalents, accounts receivable, accounts payable, accrued liabilities and the senior secured credit facility approximate their fair values.

Derivatives

The Company uses derivatives to manage foreign currency risk and interest rate risk and not for speculative or trading purposes. The Company's objective is to reduce the risk to earnings and cash flows associated with changes in foreign currency exchange rates. Gains and losses resulting from changes in the fair values of those derivative instruments are recorded to earnings or other comprehensive income depending on the use of the derivative instrument and whether it qualifies for hedge accounting.

During 2007 and 2006, the Company utilized Euro foreign currency forward contracts to hedge anticipated Euro denominated accounts receivable. During 2007 and 2006, the Company utilized British Pound zero-cost collar contracts to hedge anticipated operating expenses. All such contracts entered into were designated as either fair value hedges or cash flow hedges and were considered effective, if applicable, as defined by SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*

1. Summary of Significant Accounting Policies (Continued)

(SFAS 133), as amended. None of the contracts were terminated prior to settlement. Net realized losses related to the contracts designated as fair value hedges settled during 2007 and 2006 are included in other income, net, in the accompanying consolidated statements of operations and amounted to approximately $279,000 for 2007 and $191,000 for 2006, respectively. Net realized gains related to the contracts designated as cash flow hedges settled during 2007 and 2006 are included in the respective operating categories the Company hedges its British Pound expenditures against. These net realized gains amounted to approximately $19,000 in 2007 and $117,000 in 2006, respectively.

Notional and fair values of the Company's hedging position at December 31, 2007 and 2006 are presented in the table below (in thousands):

	December 31, 2007			December 31, 2006		
	Notional Value Local Currency	Notional Value USD	Fair Value USD	Notional Value Local Currency	Notional Value USD	Fair Value USD
Euro	€1,500	$2,189	$2,167	€1,350	$1,705	$1,630
British Pound	£ —	—	—	£1,200	2,350	2,337
Total		$2,189	$2,167		$4,055	$3,967

Euro forward contracts at December 31, 2007 were designated as fair value hedges and were not required to be tested for effectiveness as hedge accounting was not selected. All Euro contracts will be settled before March 31, 2008. Realized gains or losses related to the settlements, if any, will be recorded in other income, net at the time of settlement.

As of December 31, 2007 there were no British Pound contracts outstanding. In May 2007 the Company began billing in the British Pound which creates a natural hedge against our British Pound expenditures. All British Pound contracts during 2006 were designated as cash flow hedges and were determined to be effective as of December 31, 2006. All British Pound contracts outstanding at December 31, 2006 were settled during 2007. Realized gains and losses related to the settlements, if any, were recorded in the respective operating categories the Company hedges its British Pound expenditures against.

The Company's senior secured credit facility agreement provides that the Company must maintain hedge agreements so that at least 50% of the aggregate principal amount of the senior secured credit facility is subject to fixed interest rate protection for a period of not less than 2.5 years. On October 11, 2007 in conjunction with the funding of the senior secured credit facility, the Company entered into an interest rate swap agreement to pay a fixed rate of interest (4.85% per annum) and receive a floating rate interest payment (based on three month LIBOR) on an equivalent amount. The initial principal amount of the swap agreement was $105 million on October 11, 2007. In addition, on October 11, 2007 the Company entered into an interest rate cap agreement to limit the maximum interest rate on a portion of its senior secured credit facility to 6.5% per annum. The amount of principal protected by this cap agreement increases from $5 million at December 31, 2007 to $74.3 million on June 30, 2010. Both the interest rate swap and cap expire on September 30, 2010.

1. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

The Company sells its products to customers primarily in the United States, Canada, Europe, Asia, Australia and Latin America. The Company maintains a reserve for potential credit losses and historically such losses have been within management's estimates. The Company's broad-line distributor in North America accounted for approximately 12% of the Company's revenue during 2007.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. Depreciation and amortization of leasehold improvements are computed using the shorter of the remaining lease term or the economic life.

Computer Software Costs

In accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed* (SFAS 86), costs are capitalized, when significant, in the development of specific computer software products after establishment of technological feasibility and marketability. There have been no such costs capitalized to date as the costs incurred during the period between technological feasibility to general release have not been significant.

The Company accounts for internally developed computer software costs, incurred in the application stage, in accordance with SOP No. 98-1, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use* (SOP 98-1). There have been no such costs capitalized to date as the costs incurred for internally developed computer software have not been significant.

Advertising Expenses

Advertising costs are expensed as incurred. Total advertising costs for the years ended December 31, 2007, 2006 and 2005 were $7.8 million, $4.9 million and $4.8 million, respectively.

Share-Based Compensation

Through December 31, 2005, the Company accounted for share-based employee compensation plans under the intrinsic value measurement and recognition provisions of Accounting Principles Board (APB) Opinion No. 25 *Accounting for Stock Issued to Employees* (APB 25), and related Interpretations, as permitted by SFAS No. 123 *Accounting for Stock-Based Compensation* (SFAS 123). Accordingly, the Company recorded no share-based employee compensation expense for options granted under its Amended and Restated 2000 Stock Incentive Plan (2000 Plan) or its predecessor plans (or options granted as non-plan inducement options) during 2005 as all other options granted had exercise prices equal to the fair market value of the common stock on the date of grant. The Company also recorded no compensation expense in connection with the Employee Stock Purchase Plan during 2005 as the purchase price of the stock was not less than 85% of the lower of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period. Through December 31, 2005 in accordance with SFAS 123 and SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure* (SFAS 148), the Company disclosed net income or loss and

1. Summary of Significant Accounting Policies (Continued)

net income or loss per share as if the fair value-based method was applied in measuring compensation expense for share-based incentive programs.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation expense that the Company recognized beginning on that date includes: (a) compensation expense for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all share-based awards granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods will not be restated.

Effective January 1, 2006, the Company adopted FASB Staff Position FAS No. 123R-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*, (FAS 123R-3). FAS 123R-3 provides a practical exception when transitioning to the accounting requirements in SFAS 123R. The Company has used the simplified method to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adopting SFAS 123R (termed the "APIC Pool"). The adoption of FAS 123R-3 for the year ended December 31, 2006 did not have a material impact on the Company's consolidated financial statements.

The table below reflects the pro-forma net income and earnings per share for the year ended December 31, 2005 as if the Company had applied the fair value recognition provisions of SFAS 123 (in thousands, except per share amounts):

	Year Ended December 31, 2005
Net income—as reported	$ 38,768
Share-based compensation expense, net of tax	(10,794)
Net income, including the effect of share-based compensation expense	$ 27,974
Basic net income per share—as reported	$ 0.82
Basic net income per share, including the effect of shared-based compensation expenses	$ 0.59
Diluted net income per share—as reported	$ 0.79
Diluted net income per share, including the effect of share-based compensation expense	$ 0.57

1. Summary of Significant Accounting Policies (Continued)

The results for 2007 and 2006 include share-based compensation expense of $22.1 million and $20.4 million, respectively, (excluding tax effects) in the following expense categories of the consolidated statement of operations.

	Years Ended December 31,	
	2007	2006
Share-based compensation in:		
Cost of revenue	$ 1,506	$ 1,476
Total share-based compensation in cost of revenue	1,506	1,476
Selling and marketing	8,921	8,264
Research and development	4,115	3,573
General and administrative	7,598	7,045
Total share-based compensation in operating expenses	20,634	18,882
Total share-based compensation	$22,140	$20,358

At December 31, 2007, there was $62.1 million of total unrecognized compensation cost related to share-based compensation arrangements granted under all equity compensation plans (excluding tax effects). That total unrecognized compensation cost will be adjusted for estimated forfeitures as well as for future changes in estimated forfeitures. The Company expects to recognize that cost over a weighted average period of approximately 2.7 years.

The Company estimates the fair value of options granted using the Black-Scholes option valuation model and the assumptions shown in the tables below. The Company estimates the expected term of options granted based on the history of grants and exercises in the Company's option database. The Company estimates the volatility of its common stock at the date of grant based on both the historical volatility as well as the implied volatility of publicly traded options on its common stock, consistent with SFAS 123(R) and Securities and Exchange Commission Staff Accounting Bulletin No. 107 (SAB 107). The Company bases the risk-free interest rate that is used in the Black-Scholes option valuation model on the implied yield in effect at the time of option grant on U.S. Treasury zero-coupon issues with equivalent remaining terms. The Company has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero in the Black-Scholes option valuation model. The Company amortizes the fair value ratably over the vesting period of the awards, which is typically four years. The Company uses historical data to estimate pre-vesting option forfeitures and records share-based expense only for those awards that are expected to vest. For purposes of calculating pro forma information under SFAS 123 for periods prior to January 1, 2006, the Company accounted for forfeitures as they occurred.

1. Summary of Significant Accounting Policies (Continued)

The Company used the following assumptions to estimate the fair value of stock options granted for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,		
	2007	2006	2005
Average expected life (years)	3.1	3.1	4.9
Average expected volatility factor	35.2%	40.2%	44.2%
Average risk-free interest rate	4.5%	3.6%	4.0%
Average expected dividend yield	—	—	—

The Company used the following assumptions to estimate the fair value of the semi-annual employee stock purchase plan share grant during the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,		
	2007	2006	2005
Average expected life (years)	1.3	1.3	1.3
Average expected volatility factor	34.4%	36.2%	44.6%
Average risk-free interest rate	4.3%	4.9%	3.6%
Average expected dividend yield	—	—	—

The Company's determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company's employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company's employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Comprehensive Income

SFAS No. 130 *Reporting Comprehensive Income* (SFAS 130) requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including foreign currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income (loss).

1. Summary of Significant Accounting Policies (Continued)

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following (in thousands):

	December 31, 2007	December 31, 2006
Unrealized loss on marketable securities	$ —	$(81)
Unrealized loss on fair value of foreign currency contracts	—	(9)
Unrealized loss on interest rate swap and cap	(998)	—
Translation adjustment	(322)	—
	$(1,320)	$(90)

Net Income Per Share

The Company computes net income per share in accordance with SFAS No. 128, *Earnings Per Share* (SFAS 128). Under the provisions of SFAS 128, basic net income per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares for all periods presented consist of dilutive stock options and restricted stock units. Dilutive securities include both dilutive stock options and dilutive restricted stock units and are calculated based on the average share price for each fiscal period using the treasury stock method.

As the Company reported a net loss in 2007, basic and diluted net loss per share were the same. Potentially dilutive securities outstanding were not included in the computation of diluted net loss per share because to do so would have been anti-dilutive. Potentially dilutive securities totaling 4,666,000 and 212,000 for the years ended December 31, 2006 and 2005, respectively, were excluded from historical basic and diluted earnings per share because of their anti-dilutive effect as these stock options had exercise prices greater than the average market price of the common shares.

1. Summary of Significant Accounting Policies (Continued)

The following is a reconciliation of the numerator and denominator of basic earnings per share (EPS) to the numerator and denominator of diluted EPS for all periods presented.

	Net (Loss) Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In thousands, except per share amounts)		
For the Years Ended:			
December 31, 2007:			
Basic EPS	$(14,565)	45,107	$(0.32)
Effect of options	—	—	—
Diluted EPS	$(14,565)	45,107	$(0.32)
December 31, 2006:			
Basic EPS	$ 32,093	46,494	$ 0.69
Effect of options	—	622	(0.01)
Diluted EPS	$ 32,093	47,116	$ 0.68
December 31, 2005:			
Basic EPS	$ 38,768	47,491	$ 0.82
Effect of options	—	1,705	(0.03)
Diluted EPS	$ 38,768	49,196	$ 0.79

Income Taxes

The Company applies the liability method of accounting for income taxes as set forth in SFAS No. 109, *Accounting for Income Taxes* (SFAS 109). Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

In July 2006, the FASB issued Interpretation 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which became effective for the Company beginning in 2007. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties and disclosure. The Company adopted FIN 48 effective January 1, 2007 and the provisions of FIN 48 have been applied to all income tax positions commencing from that date. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as income tax expense. The cumulative effect of applying the provisions of FIN 48 has been reported as an adjustment to the January 1, 2007 balance of additional paid in capital and retained earnings on the consolidated balance sheet.

1. Summary of Significant Accounting Policies (Continued)

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of the Company's customers to pay their invoices. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 establishes a framework for measuring fair value in accordance with GAAP, clarifies the definition of fair value within that framework and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and thus the Company will adopt SFAS 157 as of January 1, 2008. The Company is currently evaluating the impact, if any, that SFAS 157 may have on its future consolidated financial statements.

In February 2007 the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 allows companies to elect to measure certain assets and liabilities at fair value and is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, that SFAS 159 may have on its future consolidated financial statements.

In December 2007 the FASB issued SFAS No. 141R, *Business Combinations* (SFAS 141R). SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing GAAP until January 1, 2009. The Company expects SFAS 141R may have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions, if any, consummated after the effective date. The Company is still assessing the impact of this standard on its future consolidated financial statements.

2. Marketable Securities

Investments in marketable securities consisted of the following at December 31, 2007 (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Estimated Fair Value
Municipal Bonds	$19,781	$ —	$ —	$19,781

2. Marketable Securities (Continued)

Investments in marketable securities consisted of the following at December 31, 2006 (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Estimated Fair Value
Auction Rate Notes	$ 46,260	$ —	$ —	$ 46,260
Corporate Bonds	20,633	—	(12)	20,621
Government Agency Obligations	10,524	—	(6)	10,518
Municipal Bonds	166,046	—	(63)	165,983
	$243,463	$ —	$(81)	$243,382

The amortized cost and estimated fair value of the securities at December 31, 2007 and 2006, by contractual maturity, are shown below (in thousands):

	2007		2006	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due within 1 year	$19,781	$19,781	$197,992	$197,905
Due between 1 and 3 years	—	—	45,471	45,477
	$19,781	$19,781	$243,463	$243,382

Realized gains (losses) from investments in marketable securities for the years ended 2007, 2006 and 2005 were $0, $0 and ($5,000), respectively.

3. Property and Equipment

Property and equipment consisted of the following (in thousands):

	Estimated Useful Lives	December 31, 2007	December 31, 2006
Computer hardware and software	3 years	$ 33,400	$ 18,245
Office furniture and equipment	3-7 years	6,339	3,696
		39,739	21,941
Accumulated depreciation		(22,082)	(16,148)
		$ 17,657	$ 5,793

Depreciation expense for 2007, 2006 and 2005 was $5.9 million, $3.3 million and $2.6 million, respectively.

4. Acquisitions

PortAuthority

On January 8, 2007, the Company acquired all of the outstanding stock of PortAuthority Technologies, Inc. (PortAuthority), a provider of data loss prevention technology. The Company acquired PortAuthority to combine the two companies' technologies to help customers prevent unauthorized use or disclosure of confidential data while simultaneously protecting users and data from external malicious threats. The Company expects to benefit from the acquisition by expanding its product offerings and increasing its revenues. These are among the factors that contributed to a purchase price for the PortAuthority acquisition that resulted in the recognition of goodwill of $73.6 million. PortAuthority's operations were included in the Company's results of operations beginning on the date of acquisition.

Pursuant to the terms of the purchase agreement, the Company acquired all of PortAuthority's outstanding capital stock for $88.4 million in cash, funded with existing cash resources. The total purchase price, including transaction costs of approximately $1.9 million, has been allocated to tangible and intangible assets acquired based on estimated fair values, with the remainder classified as goodwill. None of the goodwill recorded as part of this acquisition will be deductible for tax purposes.

The total purchase price of the acquisition was as follows (in thousands):

Cash paid for PortAuthority business	$88,393
Transaction costs	1,897
Total purchase price	$90,290

The total purchase price has been allocated as follows (in thousands):

Fair value of net tangible assets acquired and liabilities assumed:		
Cash and cash equivalents	$ 8,078	
Other assets	2,682	
Other liabilities	(6,600)	
Long-term loan	(4,214)	
		(54)
Fair value of identifiable intangible assets acquired:		
Technology	12,700	
Non-compete agreements	800	
Customer relationships	700	
Trade name	510	
		14,710
In-process research and development		1,270
Goodwill		74,364
Total purchase price		$90,290

The $4.2 million of PortAuthority indebtedness assumed in the transaction was repaid in the first quarter of 2007.

4. Acquisitions (Continued)

The amount allocated to in-process research and development represents the fair value of an acquired, to-be-completed research project. The estimated value of approximately $1.3 million of the research project was determined by estimating the costs to develop the acquired technology into a commercially viable product, estimating the future net cash flows from the project once commercially viable, and discounting the net cash flows to their present value. As of the acquisition date, this project was not expected to have reached technological feasibility and will have no alternative future use. Accordingly, the amount allocated to in-process research and development was charged to the Company's statement of operations for the year ended December 31, 2007.

SurfControl

On October 3, 2007, the Company completed the acquisition of SurfControl plc (SurfControl), a U.K. based provider of Web and e-mail security solutions. The Company acquired SurfControl to create a security solutions company with the scale and product offerings to compete more effectively with large global security software companies. In connection with the acquisition, the holders of outstanding SurfControl capital stock, stock options and long term incentive plan awards received total cash of approximately £220 million (approximately $449 million based upon the exchange rate in effect on October 2, 2007, the date on which the acquisition was sanctioned by the U.K. Courts). Following the acquisition, the Company received approximately £16 million (approximately $33 million) in proceeds from the exercise of SurfControl employee stock options that became fully vested and exercisable upon the closing of the acquisition. The Company was obligated to pay the purchase price for the acquisition in British Pounds. The acquisition was financed through a combination of the Company's existing cash resources and the net proceeds from a $210 million senior secured credit facility (as more fully described in Note 8).

The total purchase price of the acquisition was as follows (in thousands):

Cash paid for SurfControl	$448,760
Transaction costs	12,297
Total purchase price	$461,057

The transaction costs incurred by the Company primarily consist of fees for financial advisors, attorneys, accountants and other advisors directly related to the transaction. As the Company retained a financial advisor to provide both advisory services in structuring the acquisition and providing financing, the Company included, of the amounts paid to the financial advisor, $4.7 million of advisory services as transaction costs and $4.5 million as deferred financing costs related to the senior secured credit facility.

Under the purchase method of accounting, the total purchase price as shown in the table above is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the aggregate fair values is recorded to goodwill. The purchase price allocation is preliminary and subject to revision as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Any change in the fair value of the net assets acquired will change the amount of the purchase price allocable to goodwill. None of the goodwill recorded as part of the SurfControl

4. Acquisitions (Continued)

acquisition is expected to be deductible for tax purposes. The purchase price will be finalized in fiscal 2008.

In performing the preliminary purchase price allocation, the Company considered, among other factors, the use of the acquired assets, analyses of historical financial performance and estimates of future performance of SurfControl's products. The fair value of intangible assets was based on a valuation completed by a third party valuation firm using an income approach and estimates and assumptions provided by management. Customer relationships represent the underlying relationships and agreements with SurfControl's installed customer base. Technology represents SurfControl's developed products that have reached technological feasibility.

The Company has estimated the fair value of the support obligations related to the deferred revenue assumed from SurfControl in connection with the acquisition. The estimated fair value of the support obligations was determined using a cost build up approach by estimating the costs relating to fulfilling the obligations plus a normal profit margin.

The preliminary allocation of the purchase price as of December 31, 2007 is as follows (in thousands):

Fair value of net tangible assets acquired and liabilities assumed:		
Cash and cash equivalents	$ 65,995	
Accounts receivable	16,231	
Other current assets	3,509	
Property and equipment	10,796	
Deferred income taxes	(37,732)	
Accounts payable and accrued expenses	(47,352)	
Deferred revenue	(19,707)	
		(8,260)
Fair value of identifiable intangible assets acquired:		
Technology	29,265	
Customer relationships	128,500	
		157,765
Goodwill		311,552
Total estimated purchase price		$461,057

In connection with the acquisition, the Company's management approved plans to restructure the operations of the acquired company through involuntarily terminating certain of SurfControl's employees and exiting certain SurfControl facilities. The Company began formulating its restructuring plans for the operations of SurfControl in April 2007 when the acquisition was first announced. As of December 31, 2007, the Company has committed to a plan which includes involuntarily terminating approximately 320 employees who have been terminated during the fourth quarter of 2007 or will be terminated during fiscal 2008. These workforce reductions are across all functions and geographies and affected employees were, or will be, provided cash severance packages. Additionally, the Company has

4. Acquisitions (Continued)

exited, or will be exiting, leases in certain locations as well as reducing the square footage required to operate some locations. The Company will finalize its facility exit plans during fiscal 2008 which could further result in adjustments to the fair value of the associated acquired liabilities. The Company has accrued the estimated costs associated with the employee severance and facility exit obligations as liabilities assumed in the purchase business combination. Accordingly, these estimated costs are included as part of the purchase price of SurfControl. Changes to the estimates of these costs included as part of the purchase price allocation of SurfControl will be recorded as a reduction to goodwill or as an expense to the results of operations, as appropriate. As of December 31, 2007, $16.1 million of severance and facility exit obligations remain accrued for payments in future periods as follows (in thousands):

	Opening Balance	Foreign Exchange Adjustments	Cash Payments	Balance at December 31, 2007
Severance costs	$14,377	$ (52)	$(7,564)	$ 6,761
Facility exit costs	9,635	(115)	(141)	9,379
Total	$24,012	$(167)	$(7,705)	$16,140

The accruals for severance costs at December 31, 2007 primarily represent the amounts to be paid to employees that have been terminated or identified for termination as a result of the restructuring plan described above. These amounts are expected to be paid within fiscal 2008.

The accruals for facility exit costs at December 31, 2007 represent the remaining fair value of lease obligations for exiting locations, as determined at the expected cease-use dates of those facilities, and will be paid out over the remaining lease terms, the last of which ends in fiscal 2013. As of December 31, 2007, the facility exit accrual has not been reduced for any estimated sublease income nor have any adjustments been made due to favorable or unfavorable current lease terms as the Company has not yet obtained the information needed to make such an estimate. The Company will obtain such information within one year from the date of acquisition and will adjust the facility exit accrual accordingly.

The accompanying consolidated statements of operations reflect the operating results of SurfControl since October 3, 2007. Assuming the acquisitions of SurfControl and PortAuthority had occurred on January 1, 2006, the pro forma unaudited results of operations for 2006 and 2007 would have been as follows (in thousands, except per share amounts):

	Year Ended	
	December 31, 2007	December 31, 2006
Revenue	$312,129	$293,546
Net loss	(66,224)	(18,439)
Basic and diluted net loss per share	$ (1.47)	$ (0.40)

The above pro forma unaudited results of operations do not include pro forma adjustments relating to costs of integration or post-integration cost reductions that may be incurred or realized by Websense in excess of actual amounts incurred or realized through December 31, 2007.

5. Intangible Assets

Intangible assets subject to amortization consisted of the following as of December 31, 2007 (in thousands):

	Weighted Average Life (in years)	Cost	Accumulated Amortization	Net
Technology	3.7	$ 43,165	$ (6,747)	$ 36,418
Customer relationships	6.8	129,200	(13,120)	116,080
Trade name	5.0	510	(102)	408
Total	6.0	$172,875	$(19,969)	$152,906

Intangible assets subject to amortization consisted of the following as of December 31, 2006 (in thousands):

	Weighted Average Life (in years)	Cost	Accumulated Amortization	Net
Technology	3.0	$1,200	$(133)	$1,067

Amortization expense of intangible assets for 2007 and 2006 was $20.6 million and $0.1 million, respectively. As of December 31, 2007, amortization expense is expected to be as follows (in thousands):

Years Ending December 31,	
2008	$ 49,626
2009	38,345
2010	25,553
2011	14,756
2012	8,163
Thereafter	16,463
Total expected amortization expense	$152,906

6. Geographic Information

The following illustrates revenues attributed to customers located in the Company's country of domicile (the United States) and those attributed to foreign customers (in thousands):

	Years Ended December 31,		
	2007	2006	2005
United States	$123,945	$113,941	$ 99,589
Europe, Middle East and Africa	59,817	44,354	33,429
Asia/Pacific	10,862	7,704	6,124
Canada and Latin America	17,041	12,815	9,494
	$211,665	$178,814	$148,636

6. Geographic Information (Continued)

The United Kingdom represented $22.9 million, $17.7 million and $14.2 million of total revenue for the years ended 2007, 2006 and 2005, respectively. No other foreign country represented more than 5% of total revenue.

7. Deferred Revenue

The Company expects to recognize revenues related to subscriptions in existence as of December 31, 2007 as follows (in thousands):

Years Ending December 31,	
2008	$190,569
2009	64,602
2010	28,792
2011 and thereafter	2,722
	$286,685

8. Senior Secured Credit Facility

On October 11, 2007, in order to finance a portion of the purchase price for SurfControl, the Company entered into an amended and restated senior credit agreement (the Senior Credit Agreement). The $225 million senior secured credit facility consists of a five year $210 million senior secured credit facility and a $15 million revolving credit facility. The senior secured credit facility was fully funded on October 11, 2007, and the revolving line of credit remains unused. On December 31, 2007 the Company made an optional prepayment of its senior secured credit facility, reducing the outstanding balance to $190 million. The senior secured credit facility is secured by substantially all of the assets of the Company, including pledges of stock of some of its subsidiaries (subject to limitations in the case of foreign subsidiaries) and by secured guarantees by the Company's domestic subsidiaries. The senior secured credit facility amortizes at a minimum rate of 2.5%, 10%, 12.5%, and 15%, respectively, during the first four years of the term and 60% during the fifth year. In conjunction with our $20 million prepayment on December 31, 2007, the Company amended its Senior Credit Agreement to eliminate any additional mandatory payments until September 30, 2009. The initial interest rate on the credit facility is LIBOR plus 250 basis points (7.3% at December 31, 2007), and is subject to step downs in the spread over LIBOR based upon potential future improvements in the Company's total leverage ratio. The unused portion of the revolving credit facility requires a 50 basis points fee per annum. The Senior Credit Agreement contains financial covenants, including a consolidated leverage ratio and a consolidated interest coverage ratio, as well as affirmative and negative covenants. The Company did not borrow any amounts under the original interim credit facility which it entered into on April 26, 2007 and which was terminated by its terms when the Senior Credit Agreement was executed.

8. Senior Secured Credit Facility (Continued)

As of December 31, 2007, future minimum principal payments under the senior secured credit facility will be as follows (in thousands):

Years Ending December 31,	
2008	$ —
2009	6,250
2010	26,250
2011	31,500
2012	126,000
Total	$190,000

On January 31, 2008, the Company made a voluntary prepayment of $10 million on its senior secured credit facility.

The senior secured credit facility agreement provides that the Company must maintain hedge agreements so that at least 50% of the aggregate principal amount of the senior secured credit facility is subject to fixed interest rate protection for a period of not less than 2.5 years. On October 11, 2007 in conjunction with the funding of the senior secured credit facility, the Company entered into an interest rate swap agreement to pay a fixed rate of interest (4.85% per annum) and receive a floating rate interest payment (based on three month LIBOR) on an equivalent amount. The initial principal amount of the agreement was $105 million on October 11, 2007. In addition, on October 11, 2007 the Company entered into an interest rate cap agreement to limit the maximum interest rate on a portion of its senior secured credit facility to 6.5% per annum. The amount of principal protected by this agreement increases from $5 million at December 31, 2007 to $74.3 million on June 30, 2010. Both the interest rate swap and cap expire on September 30, 2010.

9. Commitments and Contingencies

The Company leases its facilities and certain equipment under non-cancelable operating leases, which expire at various dates through 2015. The facilities' leases contain renewal options and are subject to cost increases. Future minimum annual payments under non-cancelable operating leases at December 31, 2007 are as follows (in thousands):

Years Ending December 31,	Operating Leases
2008	$ 7,162
2009	4,489
2010	4,144
2011	3,625
2012	3,479
Thereafter	5,321
	$28,220

9. Commitments and Contingencies (Continued)

Rent expense totaled $6.6 million, $4.2 million and $3.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

FIN No. 45, *Guarantees of Indebtedness of Others* (FIN 45), elaborates on previously existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties, indemnifications or to guarantees accounted for as derivatives.

The Company provides indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of its products. The Company evaluates estimated losses for such indemnifications under SFAS No. 5, *Accounting for Contingencies*, as interpreted by FIN 45. The Company considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, the Company has not encountered material costs as a result of such obligations and has not accrued any liabilities related to such indemnifications in its financial statements.

Litigation

On September 29, 2006, Jason Tauber filed a putative class action against the Company and other unidentified individuals in California Superior Court for the County of San Diego, captioned Tauber v. Websense. The complaint alleged that the plaintiff and a putative class of certain software engineers and computer professionals who worked for the Company as exempt employees during the period from September 15, 2002 through the date of settlement should have been classified as non-exempt employees under California law and should have been paid for overtime. The complaint also alleged related wage and hour violations of the California Labor Code arising from the alleged misclassification and that the failure to pay overtime constitutes an unfair business practice under California Business and Professions Code §17200. The complaint sought unspecified damages for unpaid overtime, prejudgment interest, attorneys' fees and other costs, statutory penalties for alleged violations, and other proper relief. During the second quarter of 2007, the parties agreed to a settlement and the Company charged the $3.2 million pending settlement amount between the operating expense categories and cost of revenue on the consolidated statement of operations, apportioned based upon the Company's estimate of amounts payable to eligible individuals in the settlement. On January 4, 2008 the Final Judgment of Dismissal with Prejudice was ordered by the court, and in January 2008, the Company paid a total of $2.9 million in satisfaction of all claims in the matter. The $2.9 million settlement was recorded as follows in the 2007 consolidated statement of operations: $117,000 to cost of revenue, $362,000 to selling and marketing, $2,308,000 to research and development and $126,000 to general and administrative.

The Company is involved in various legal actions in the normal course of business. Based on current information, including consultation with the Company's attorneys, the Company believes it has adequately reserved for any ultimate liability that may result from these actions such that any liability would not materially affect our consolidated financial positions, results of operations or cash flows. The Company's evaluation of the likely impact of these actions could change in the future and unfavorable

9. Commitments and Contingencies (Continued)

outcomes and/or defense costs, depending upon the amount and timing, could have a material adverse effect on the Company's results of operations or cash flows in a future period.

10. Stockholders' Equity

Stock Option Plan

Employee Stock Purchase Plan

In February 2000, the Company adopted the 2000 Employee Stock Purchase Plan (Purchase Plan). The Purchase Plan provides for automatic annual increases in the number of shares reserved for issuance thereunder (beginning in 2001) equal to the lesser of (i) 1% of the Company's outstanding shares on the last business day in December of the calendar year immediately preceding or (ii) 750,000 shares. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following commencement of the Purchase Plan. Shares issued and available for issuance are as follows:

Shares reserved for issuance at December 31, 2004	1,043,489
Shares reserved for issuance during 2005 based on the automatic increase in shares authorized	470,514
Shares issued during 2005	(313,598)
Shares reserved for issuance at December 31, 2005	1,200,405
Shares reserved for issuance during 2006 based on the automatic increase in shares authorized	479,424
Shares issued during 2006	(196,588)
Shares reserved for issuance at December 31, 2006	1,483,241
Shares reserved for issuance during 2007 based on the automatic increase in shares authorized	447,845
Shares issued during 2007	(239,921)
Shares reserved for issuance at December 31, 2007	1,691,165

Unless otherwise determined by the Board or precluded by laws of foreign jurisdictions, employees are eligible to participate in the Purchase Plan provided they are employed for at least 20 hours per week and are customarily employed for at least five months per calendar year. Employees who participate in an offering may have up to 15% of their earnings withheld pursuant to the Purchase Plan. The amount withheld is then used to purchase shares of common stock on specified dates. The price of common stock purchased pursuant to the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment.

During 2007 and 2006, the Company issued 239,921 and 196,588 shares, respectively, under the Purchase Plan.

10. Stockholders' Equity (Continued)

Employee Stock Option Plans

The Amended and Restated 2000 Stock Incentive Plan (2000 Plan) provides for the grant of stock options to the Company's directors, officers, employees and consultants. The 2000 Plan provides for the grant of incentive and non-statutory stock options, restricted stock units and rights to purchase stock to employees, directors or consultants of the Company. The 2000 Plan provides that incentive stock options will be granted only to employees and are subject to certain limitations as to fair value during a calendar year.

In addition, the 2000 Plan provides for automatic annual increases in the number of shares authorized and reserved for issuance thereunder (beginning in 2001) equal to the lesser of (i) 4% of the Company's outstanding shares on the last business day in December of the calendar year immediately preceding or (ii) 3,000,000 shares. At December 31, 2007, a total of 21,349,542 shares have been authorized for issuance under the 2000 Plan, of which 93,618 remain available for grant.

On January 8, 2007, the Compensation Committee of Websense's Board of Directors adopted the Websense, Inc. 2007 Stock Incentive Assumption Plan (the 2007 Plan). In connection with the acquisition of PortAuthority, the Company agreed to substitute unvested stock options to purchase PortAuthority common stock that were granted under PortAuthority's 2004 Global Share Option Plan (the PortAuthority Option Plan) and outstanding immediately prior to the effective time of the acquisition with options to purchase an aggregate of 74,891 shares of Websense common stock (the Substitute Options). The Substitute Options have the same contractual lives and vesting periods as they did under the PortAuthority Option Plan. The number of shares and exercise prices of the Substitute Options were determined based on the conversion ratio as defined by the merger agreement with PortAuthority. At December 31, 2007, 204,083 shares were authorized for issuance and 129,011 shares were available for grant.

The exercise price of both incentive and non-statutory stock options and the issuance price of common stock under the 2000 Plan and the 2007 Plan must equal at least the fair value on the date of grant or issuance, as the case may be. Through April 2005, the option grants were generally exercisable for a period of ten years, and beginning in May 2005, the option grants are generally exercisable for a period of seven years after the date of grant and generally vest 25% one year from date of grant and ratably each month thereafter for a period of 36 months. Unvested common shares obtained through early exercise of stock options are subject to repurchase by the Company at the original issue price. Restricted stock units are subject to vesting and the holders of the restricted stock units are entitled to delivery of the underlying common stock on the applicable vesting date without any payment. To date, the Company has awarded restricted stock units as part of competitive hiring packages to replace foregone compensation and for employee retention purposes. The vesting schedules, including acceleration events, for restricted stock units may vary in the individual cases. To date, only non-statutory stock options and restricted stock units have been granted under the 2000 Plan and only non-statutory stock options have been granted under the 2007 Plan. Through December 31, 2007, the Company granted 120,000 restricted stock units of which 32,333 have vested and been issued. The remaining 87,667 restricted stock units have a weighted average grant date fair value of $29.70 and an aggregate intrinsic value of $1.5 million as of December 31, 2007.

10. Stockholders' Equity (Continued)

In 2002, the Company issued stock options as an incentive for certain persons to commence employment that were not covered under the 2000 Plan. In accordance with Section 4350(i) of the NASD Marketplace Rules for the Nasdaq Global Select Market, the Company issued 354,000 such stock options, which have substantially the same terms as stock options issued under the 2000 Plan.

In January 2006, the Company entered into an employment agreement with Gene Hodges to serve as the Company's President and Chief Executive Officer, reporting to the Company's Board of Directors, with employment commencing on January 9, 2006 and continuing "at will" until either party gives notice of termination. On January 9, 2006, Mr. Hodges was granted non-qualified stock options to purchase an aggregate of 1,200,000 shares of the Company's common stock outside the Company's 2000 Plan (the Options) with an exercise price per share equal to the fair market value of the Company's common stock on that date. On April 13, 2006, at the request of the Company, Mr. Hodges agreed to the cancellation of the Options and the immediate re-grant under the 2000 Plan of non-qualified stock options to purchase an aggregate of 1,200,000 shares of the Company's common stock with identical option terms, exercise prices, vesting schedules and vesting commencement dates as the original Options. The Company requested the cancellation and re-grant to bring the Options under the 2000 Plan for U.S. federal income tax reasons. Mr. Hodges received no income tax or other personal benefit from the cancellation and re-grant.

The following table summarizes stock option activity under the 2000 Plan, the 2007 Plan and the stock options issued in 2002 and January 2006 not covered under a formal plan as described above:

	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 2004	6,233,166	$12.09
Granted	2,039,000	26.20
Exercised	(2,435,512)	10.11
Cancelled	(621,952)	17.77
Balance at December 31, 2005	5,214,702	17.86
Granted	4,792,930	28.16
Exercised	(945,553)	12.25
Cancelled	(2,023,820)	28.35
Balance at December 31, 2006	7,038,259	22.61
Granted	3,229,009	21.51
Exercised	(339,368)	9.60
Cancelled	(841,114)	23.58
Balance at December 31, 2007	9,086,786	22.62

The weighted average fair value of stock options granted during the year ended December 31, 2007 was $6.71 per share based on the grant date fair value of the stock options estimated in accordance with the provisions of SFAS 123(R), excluding Mr. Hodges' April 2006 re-granted stock options described above. The fair value of the April 2006 re-granted stock options to Mr. Hodges, though not re-priced, was less than the original stock option grants in January 2006 as the market price of the Company's common stock declined from January 2006 to April 2006. The Company will continue

10. Stockholders' Equity (Continued)

to amortize the higher fair value associated with Mr. Hodges' original stock option grants in January 2006 rather than the lower fair value associated with the April 2006 re-granted stock options.

The total intrinsic value of stock options exercised during the year ended December 31, 2007 was $4.1 million.

The following table summarizes all stock options outstanding and exercisable by price range as of December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 0.25-$19.10	2,161,642	5.5	$13.89	1,564,995	$12.67
$19.26-$21.77	2,068,243	6.0	21.00	398,707	21.36
$21.81-$24.39	1,880,585	6.2	23.59	198,746	23.33
$24.49-$32.24	2,825,720	5.7	29.25	1,175,704	28.31
$32.42-$99.96	150,596	4.4	33.46	83,120	33.32
	9,086,786	5.8	22.62	3,421,272	20.18

The Company defines in-the-money stock options at December 31, 2007 as stock options that had exercise prices that were lower than the $16.98 market price of the Company's common stock at that date. The weighted-average remaining contractual term of options currently exercisable is 5.1 years. The aggregate intrinsic value of all exercisable and non-exercisable stock options outstanding and in-the-money at December 31, 2007 was $8.1 million. The aggregate intrinsic value of only exercisable stock options outstanding and in-the-money at December 31, 2007 was $7.5 million. There were 1.3 million stock options in-the-money at December 31, 2007, of which 1.2 million stock options were exercisable.

10. Stockholders' Equity (Continued)

The following table summarizes the shares reserved for future grants:

Shares reserved for future grants at December 31, 2004	1,121,468
Shares reserved for future grants during 2005 based on the automatic increase in shares authorized	1,882,054
Shares granted during 2005	(2,039,000)
Shares cancelled during 2005	621,952
Shares reserved for future grants at December 31, 2005	1,586,474
Shares reserved for future grants during 2006 based on the automatic increase in shares authorized	1,917,696
Shares granted during 2006	(4,912,930)
Shares cancelled during 2006	2,023,820
Shares reserved for future grants at December 31, 2006	615,060
Shares reserved for future grants during 2007 based on the automatic increase in shares authorized	1,791,381
Shares reserved for future grants under the 2007 Stock Incentive Assumption Plan	204,083
Shares granted during 2007	(3,229,009)
Shares cancelled during 2007	841,114
Shares reserved for future grants at December 31, 2007	222,629

Shares Reserved for Future Issuance

The following shares of common stock are reserved for future issuance as of December 31, 2007:

Stock options:	
Granted and outstanding	9,086,786
Reserved for future grants	222,629
Employee Stock Purchase Plan:	
Reserved for future issuance	1,691,165
Total	11,000,580

Treasury Stock

On April 3, 2003, the Company announced that its Board of Directors authorized a stock repurchase program of up to 4 million shares of its common stock. On August 15, 2005, the Company announced that its Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 8 million shares. On July 25, 2006, the Company announced that its Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 12 million shares. The repurchases will be made from time to time on the open market at prevailing market prices or in privately negotiated transactions. Depending on market conditions and other factors, including compliance with covenants in the Company's senior secured credit facility, purchases under this program may commence or be

10. Stockholders' Equity (Continued)

suspended at any time, or from time to time, without prior notice. As of December 31, 2007, the Company had repurchased 8,170,060 shares of its common stock under this program for an aggregate of $170.4 million at an average price of $20.86 per share.

As of December 31, 2004, the Company had retired all 1,006,000 shares of its common stock that had been repurchased prior to that date. No shares of common stock that were repurchased during 2005 or 2006 were retired. In accordance with APB No. 6, Status of Accounting Research Bulletins, the treasury stock retirement was effected by reducing the following on the Company's Consolidated Balance Sheets: treasury stock by $30.7 million, common stock by $0.1 million, additional paid-in capital by $6.4 million and retained earnings by $24.2 million. There was no effect to the Company's overall equity position as a result of the retirement.

11. Income Taxes

For financial reporting purposes, income before income taxes includes the following components:

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
(Loss) income before income taxes			
United States	$ (2,825)	$40,269	$50,321
Foreign	(9,413)	10,481	9,790
Total	$(12,238)	$50,750	$60,111

The provision for income taxes is as follows:

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Current			
Federal	$ 7,916	$19,685	$19,590
Foreign	5,061	2,579	1,909
State	3,588	4,147	2,945
	16,565	26,411	24,444
Deferred			
Federal	(6,230)	(6,727)	(2,750)
Foreign	(6,235)	(159)	(232)
State	(1,773)	(868)	(119)
	(14,238)	(7,754)	(3,101)
Provision for income taxes	$ 2,327	$18,657	$21,343

11. Income Taxes (Continued)

The reconciliation of income tax computed at the federal statutory rate to the provision for income taxes is as follows:

	Year Ended December 31,		
	2007	2006	2005
Statutory Rate	$(4,283)	$17,808	$21,038
Foreign tax	654	(1,336)	(1,356)
State tax	1,169	3,378	2,909
Valuation allowance	4,369	—	(225)
Credits	(680)	(282)	(263)
Tax-exempt interest	(293)	(2,151)	(1,741)
Share-based compensation	1,317	914	—
In-process research and development	444	—	—
Other	(370)	326	981
	$ 2,327	$18,657	$21,343

Significant components of the Company's deferred tax assets are as follows:

	Year Ended December 31,	
	2007	2006
	(In thousands)	
Deferred tax assets:		
Deferred revenue	$ 12,492	$23,205
Share-based compensation	11,569	5,961
State tax	471	454
Reserves and accruals not currently deductible	17,476	2,044
Net operating losses	12,029	530
Other	2,825	321
Gross deferred tax assets	56,862	32,515
Valuation allowance for deferred tax assets	(9,050)	(530)
Deferred tax assets, net	47,812	31,985
Deferred tax liabilities:		
Basis difference in intangibles	(37,257)	—
Net deferred taxes	$ 10,555	$31,985

A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Periodically, management reassesses the need for a valuation allowance. A valuation allowance of $9.1 million has been established against the net US deferred tax assets resulting from the SurfControl acquisition. If recognized the tax benefits relating to the reversal of the valuation allowance would result in a reduction to goodwill of approximately $4.7 million and a reduction to income tax expense of approximately $4.4 million.

11. Income Taxes (Continued)

As of December 31, 2007, the Company had federal, state, United Kingdom, Austria, Brazil, Germany and Netherlands net operating loss carryforwards of approximately $7.8 million, $1.2 million, $30.3 million, $0.5 million, $0.9 million, $0.4 million and $0.2 million, respectively. A portion of the U.S. federal and state net operating losses are subject to annual limitations due to changes in ownership. If not utilized, the federal net operating loss will begin to expire in 2026, the state net operating loss will begin to expire in 2017, and the Netherlands net operating loss carryforward will expire in 2012. The net operating loss carryforwards in the United Kingdom, Austria, Brazil and Germany have no expiration date.

As of December 31, 2007, the Company has not yet completed its analysis of the income tax attributes including the Company's best estimate of the U.S. net operating loss carryovers for PortAuthority of $19.5 million and SurfControl of $27.7 million that were generated in tax periods prior to acquisition. Due to uncertainties surrounding the Company's ability to utilize these net operating losses, including pre-existing limitations that may exist under Section 382, the Company has not recognized deferred tax assets for these tax attributes. The Company plans to continue its analysis of the tax attributes and may recognize deferred tax assets if it becomes more likely than not that the tax benefits will be allowed. The Company will reduce goodwill to the extent such deferred tax assets are recognized.

As of December 31, 2007, the Company had approximately $19.8 million of undistributed earnings related to its foreign subsidiaries. Management believes that these earnings will be indefinitely reinvested in foreign jurisdictions; accordingly, the Company has not provided for U.S. federal income taxes related to these earnings. However, upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the various foreign countries. Due to the complex nature of U.S. tax law, it is not practicable for the Company to estimate the amount of tax liability as a result of a distribution of its foreign subsidiaries' earnings.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the adoption, the Company recorded a reduction of $0.4 million to the January 1, 2007 retained earnings balance and of $0.8 million to the January 1, 2007 balance of additional paid in capital. In addition the Company reclassified certain tax liabilities for unrecognized tax benefits, as well as related potential penalties and interest, from current liabilities to long term liabilities. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance as of January 1, 2007	$ 8,814
Additions for tax positions related to the current year	1,892
Additions for tax positions of prior years	2,243
Reductions for tax positions related to prior years	(145)
Reductions for lapse of statute of limitations for assessment of taxes	(1,359)
Balance as of December 31, 2007	$11,445

Included in the balance of unrecognized tax benefits as of December 31, 2007 are $5.7 million of tax benefits that, if recognized, would reduce our annual effective tax rate and $2.2 million of tax benefits that, if recognized, would reduce goodwill. The Company also accrued potential penalties and

11. Income Taxes (Continued)

interest of $0.6 million related to these unrecognized tax benefits during 2007, and in total, as of December 31, 2007, the Company has recorded a liability for potential penalties and interest of $0.9 million. In January 2008 the Company received a favorable ruling regarding its apportionment of income to the state of California and as a result will be recognizing a tax benefit of approximately $2.5 million in the first quarter of 2008. In addition, due to the potential resolution of federal, state and foreign examinations, and the expiration of various statutes of limitations, it is reasonably possible that the Company's gross unrecognized tax benefits balance may change within the next twelve months by a range of zero to $1.0 million.

The Company and its subsidiaries file tax returns and are routinely examined by tax authorities in the U.S. and in various state and foreign jurisdictions. During fiscal 2007, the Internal Revenue Service began a routine audit of our 2005 tax year. The Company has various other on-going audits at various stages of completion. In general, the tax years 2004 through 2007 remain subject to examination by U.S. federal and most state tax authorities. And with respect to significant foreign jurisdictions, tax years 2003 through 2007 generally remain subject to examination by their respective tax authorities.

12. Employee Retirement Plan

Effective May 1, 1997, the Company established a 401(k) defined contribution retirement plan (401(k) Plan) covering substantially all employees. The 401(k) Plan provides for voluntary employee contributions from 1% to 50% of annual compensation, as defined, and provides for a discretionary employer matching contribution of 25% for each employee deferral contribution made during the plan year, up to 6% of the participant's compensation. The amount of employer expenses including the employer match contributed to the 401(k) Plan during the years ended December 31, 2007, 2006 and 2005 were $567,000, $460,000 and $430,000, respectively.

13. Staff Accounting Bulletin No. 108

In 2006, the Company reviewed its revenue recognition policy in consideration of guidance provided in SOP 97-2 and concluded that its prior accounting policy (effective since 1997) to recognize revenue on a monthly straight-line basis, commencing with the month the subscription begins is not consistent with SOP 97-2. As a result, the Company has adjusted revenue as recognized on a daily straight-line basis, commencing on the day rather than the month the subscription begins. The Company does not believe the net effects of this adjustment, when applied retroactively to prior years, was material either quantitatively or qualitatively. The following quantitative measure was considered in reaching its determination (in thousands):

Years Ended December 31,	Net after-tax effect of adjustment	Reported net income	Percent of reported net income
2005	$1,259	$38,768	3.2%
2004	1,375	26,176	5.3%
2003	770	16,688	4.6%
2002	824	16,737	4.9%
Total	$4,228	$98,369	4.3%

13. Staff Accounting Bulletin No. 108 (Continued)

The cumulative impact on deferred revenue would have been material if not corrected in the Company's financial statements for 2006.

In September 2006, the SEC released SAB No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108). The transition provisions of SAB 108 permitted the Company to adjust for the cumulative effect on retained earnings of immaterial errors relating to prior years. The adjustments to the 2006 consolidated balance sheet includes: an increase of $8.7 million to current and long-term portions of deferred revenue, a decrease of $5.8 million to retained earnings, a decrease of $2.3 million to current and long term portions of deferred income taxes and an increase of $0.6 million to income taxes payable.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

We maintain disclosure controls and procedures which are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer (CEO), and chief financial officer (CFO), as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our CEO and CFO, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of December 31, 2007.

An evaluation was also performed under the supervision and with the participation of our management, including our CEO and CFO, of any change in our internal controls over financial reporting that occurred during our last fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. That evaluation did not identify any change in our internal controls over financial reporting that occurred during our latest fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, our CEO and CFO, respectively, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework set forth in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Our management's assessment of and conclusion on the effectivess of internal control over financial reporting did not include the internal controls of the recent acquisition of SurfControl, which was acquired in the fourth quarter of 2007 and which was included in the 2007 consolidated financial statements of Websense and consisted of $516.7 million and $406.6 million of total and net assets, respectively, as of December 31, 2007, and $8.7 million and $(24.4) million of revenues and net loss, respectively, for the year then ended.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Websense, Inc.

We have audited Websense, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Websense's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of SurfControl, which is included in the 2007 consolidated financial statements of Websense, Inc. and constituted $516.7 million and $406.6 million of total and net assets, respectively, as of December 31, 2007, and $8.7 million and $(24.4) million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of Websense, Inc. also did not include an evaluation of the internal control over financial reporting on SurfControl.

In our opinion, Websense, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Websense, Inc. as of December 31, 2007 and 2006, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of Websense, Inc. and our report dated February 26, 2008 expressed an unqualified opinion thereon.

San Diego, California
February 26, 2008

/s/ ERNST & YOUNG LLP

Item 9B. Other Information.

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

(a) Directors. Information concerning our directors is incorporated by reference from the section captioned *"Proposal 1: Election of Directors"* contained in our Proxy Statement related to the Annual Meeting of Stockholders to be held on June 4, 2008.

(b) Executive Officers. Information concerning our executive officers is set forth under the section captioned *"Executive Officers"* in Part I of this report.

(c) Compliance with Section 16(a) of the Exchange Act. Information concerning compliance with Section 16(a) of the Exchange Act is incorporated by reference from the section captioned *"Section 16(a) Beneficial Ownership Reporting Compliance"* contained in our Proxy Statement related to the Annual Meeting of Stockholders to be held on June 4, 2008.

(d) The Company has adopted a *Code of Business Conduct* which, together with the policies referred to therein, is applicable to all directors, officers and employees of the Company. In addition, the Company has adopted a *Code of Ethics for the Chief Executive Officer, Senior Financial Officers and All Finance and Accounting Department Personnel* ("*Code of Ethics*"). The *Code of Business Conduct* and the *Code of Ethics* cover all areas of professional conduct, including conflicts of interest, disclosure obligations, insider trading and confidential information, as well as compliance with all laws, rules and regulations applicable to our business. The Company encourages all employees, officers and directors to promptly report any violations of any of the Company's policies. In the event that an amendment to, or a waiver from, a provision of the *Code of Business Conduct* or *Code of Ethics* that applies to any of our directors or executive officers is necessary, the Company intends to post such information on its Web site. A copy of our *Code of Business Conduct* and our *Code of Ethics* can be obtained from our Web site at *www.websense.com*.

(e) Audit Committee. Information concerning the audit committee of our Board of Directors and our designated "audit committee financial experts" is incorporated by reference from the section captioned "Audit Committee" contained in our Proxy Statement related to the Annual Meeting of Stockholders to be held on June 4, 2008.

Item 11. Executive Compensation

The information required by Item 11 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Executive Compensation and Other Information"* in our Proxy Statement related to the Annual Meeting of Stockholders to be held on June 4, 2008.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 of Form 10-K concerning security ownership of certain beneficial owners and management is incorporated by reference from the information contained in the section captioned *"Ownership of Securities"* in our Proxy Statement related to the Annual Meeting of Stockholders to be held on June 4, 2008.

The following table provides information as of December 31, 2007 with respect to the shares of the Company's common stock that may be issued under the Company's existing equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities subject to outstanding options, warrants and rights)
Equity compensation plans approved by security holders(1)	9,066,152	$22.65	1,913,794(3)
Equity compensation plans not approved by security holders(2)	20,634	$ 6.32	—
Total	9,086,786	$22.62	1,913,794

(1) Consists solely of the Amended and Restated 2000 Stock Incentive Plan, the 2007 Stock Incentive Assumption Plan and the Employee Stock Purchase Plan.

(2) Consists of 354,000 stock option grants made to certain new employees in 2002 in order to induce them to commence employment with the Company, of which 20,634 shares under options are outstanding. The outstanding stock options have substantially the same terms as stock options issued under the Amended and Restated 2000 Stock Incentive Plan and have a weighted average exercise price of $6.32 per share.

(3) Consists of shares available for future issuance under the Employee Stock Purchase Plan, the Amended and Restated 2000 Stock Incentive Plan, and the 2007 Stock Incentive Assumption Plan. As of December 31, 2007, an aggregate of 1,691,165 shares of Common Stock were available for issuance under the Employee Stock Purchase Plan, 93,618 shares of Common Stock were available for issuance under the Amended and Restated 2000 Stock Incentive Plan and 129,011 shares of Common Stock were available for issuance under the 2007 Stock Incentive Assumption Plan. The number of shares of Common Stock available for issuance under the Employee Stock Purchase Plan and the Amended and Restated 2000 Stock Incentive Plan, automatically increases on the first trading day of January each calendar year by an amount equal to 1% and 4%, respectively, of the total number of shares of Common Stock outstanding on the last trading day of December in the immediately preceding calendar year but in no event will any such increase exceed 750,000 shares and 3,000,000 shares, respectively, of Common Stock.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by Item 13 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Certain Relationships and Related Transactions"* in the Company's Proxy Statement related to the Annual Meeting of Stockholders to be held on June 4, 2008.

Item 14. Principal Accounting Fees and Services

The information required by Item 14 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm"* in the Company's Proxy Statement related to the Annual Meeting of Stockholders to be held on June 4, 2008.

PART IV

Item 15. Exhibits, Financial Statements and Schedules

(a) The following documents are filed as part of this report:

1. Financial Statement Schedules.

   Schedule II Valuation and Qualifying Accounts

Schedules not listed above have been omitted because they are not applicable, not required, or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

2. Exhibits

Exhibit Number	Description of Document
2.1(1)	Agreement and Plan of Merger and Reorganization among Websense, Inc., Leap Acquisition Corp., PortAuthority Technologies, Inc., PortAuthority Technologies Israel Ltd., and Donald Sullivan, as Stockholders' Representative, dated December 20, 2006
2.2(8)	Transaction Agreement by and among Websense, Inc., Websense SC Operations Limited and SurfControl plc, dated April 26, 2007
2.3(8)	Rule 2.5 Announcement
3.1(2)	Amended and Restated Certificate of Incorporation
3.2(9)	Amended and Restated Bylaws
4.1(2)	Specimen Stock Certificate of Websense, Inc.
10.1(2)*	Employment Agreement by and between Websense, Inc. and Douglas C. Wride, dated June 11, 1999
10.2(3)*	Amendment to Employment Agreement by and between Websense, Inc. and Douglas C. Wride, dated January 24, 2006
10.3(4)*	Employment Agreement by and between Websense, Inc. and Gene Hodges, dated January 9, 2006
10.4(12)*	Employment Agreement by and between Websense, Inc. and Dudley Mendenhall, dated August 12, 2007.
10.5(2)*	1998 Equity Incentive Plan
10.6(2)*	Standard Terms and Conditions Relating to Incentive Stock Option Under the 1998 Equity Incentive Plan
10.7(10)*	Amended and Restated 2000 Stock Incentive Plan
10.8(2)*	2000 Stock Incentive Plan, Notice of Grant of Stock Option
10.9(2)*	2000 Stock Incentive Plan, Form of Stock Option Agreement
10.10(3)*	2000 Stock Incentive Plan, Form of Deferred Issuance Stock Issuance Agreement
10.11(2)*	2000 Employee Stock Purchase Plan
10.12(1)*	2007 Stock Incentive Assumption Plan
10.13(1)*	2007 Stock Incentive Assumption Plan, Form of Stock Option Agreement
10.14(2)	Form of Indemnification Agreement between Websense, Inc. and its directors
10.15(2)	Form of Indemnification Agreement between Websense, Inc. and its officers
10.16*	Board of Directors Cash Compensation Plan

Exhibit Number	Description of Document
10.17(5)	Lease Agreement between Websense, Inc. and Legacy-RECP Sorrento OPCO, LLC, dated April 19, 2002; First Amendment to Lease between Websense, Inc. and Legacy-RECP Sorrento OPCO, LLC, dated October 1, 2002; Second Amendment to Lease between Websense, Inc. and Sorrento Valley Road LLC, dated April 30, 2003
10.18(6)	Third Amendment to Lease between Websense, Inc. and Sorrento Valley Road LLC, dated July 30, 2004
10.19(3)	Fourth Amendment to Lease between Websense, Inc. and Sorrento Valley Road LLC, dated March 24, 2005
10.20(7)	Fifth Amendment to Lease between Websense, Inc. and Arden Realty Limited Partnership, dated December 21, 2006
10.21(7)	Sixth Amendment to Lease between Websense, Inc. and Arden Realty Limited Partnership, dated January 30, 2007
10.22(7)	Seventh Amendment to Lease between Websense, Inc. and Arden Realty Limited Partnership, dated February 12, 2007
10.23(11)#	Distribution Agreement by and between Websense, Inc. and Ingram Micro Inc., dated August 3, 2006
10.24(10)	$225,000,000 Amended and Restated Senior Credit Agreement, among Websense, Inc. as borrower, the lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc. as sole lead arranger and sole bookrunner, Morgan Stanley Senior Funding, Inc. as senior administrative agent, Bank of America, N.A., as syndication agent, Key Bank National Association, JP Morgan Chase Bank and Citibank, N.A., as co-documentation agents, Morgan Stanley Senior Funding, Inc. as senior administrative agent, and Morgan Stanley & Co. Incorporated, as senior collateral agent for the benefit of the secured parties.
10.25	First Amendment, dated as of December 28, 2007, to the Senior Credit Agreement, dated as of October 11, 2007, among Websense, Inc., a Delaware corporation, the lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc., as senior administrative agent, Bank of America, N.A., as syndication agent, Key Bank National Association, JP Morgan Chase Bank, N.A. and Citibank, N.A., as codocumentation agents and Morgan Stanley & Co., as senior collateral agent.
21.1	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a)
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a)
32.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
32.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

* Indicates management contract or compensatory plan or arrangement.

\# Confidential treatment requested.

(1) Previously filed as an exhibit to our Form 8-K filed on January 12, 2007 and incorporated herein by reference.

(2) Previously filed as an exhibit to our Registration Statement on Form S-1 (Registration No. 333-95619) and incorporated herein by reference.

(3) Previously filed as an exhibit to our Form 10-K for the period ended December 31, 2005 and incorporated herein by reference.

(4) Previously filed as an exhibit to our Form 8-K filed on January 11, 2006 and incorporated herein by reference.

(5) Previously filed as an exhibit to our Form 10-Q for the period ended June 30, 2003 and incorporated herein by reference.

(6) Previously filed as an exhibit to our Form 10-Q for the period ended September 30, 2004 and incorporated herein by reference.

(7) Previously filed as an exhibit to our Form 8-K filed on February 22, 2007 and incorporated herein by reference.

(8) Filed as an Exhibit to our Current Report on Form 8-K filed on May 2, 2007 and incorporated herein by reference.

(9) Filed as an Exhibit to our Current Report on Form 8-K filed on April 19, 2007 and incorporated herein by reference.

(10) Filed as an Exhibit to our Current Report on Form 8-K filed on October 17, 2007 and incorporated herein by reference.

(11) Previously filed as an exhibit to our Form 10-K for the period ended December 31, 2006 and incorporated herein by reference.

(12) Previously filed as an Exhibit to our Current Report on Form 8-K filed on August 15, 2007 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBSENSE, INC.

By: /s/ DUDLEY MENDENHALL
Dudley Mendenhall
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GENE HODGES Gene Hodges	Director, Chief Executive Officer (principal executive officer)	February 28, 2008
/s/ DUDLEY MENDENHALL Dudley Mendenhall	Sr. Vice President and Chief Financial Officer (principal financial and accounting officer)	February 28, 2008
/s/ JOHN B. CARRINGTON John B. Carrington	Chairman of the Board	February 28, 2008
/s/ MARK ST.CLARE Mark St.Clare	Director	February 28, 2008
/s/ BRUCE T. COLEMAN Bruce T. Coleman	Director	February 28, 2008
/s/ JOHN SCHAEFER John Schaefer	Director	February 28, 2008
/s/ GARY E. SUTTON Gary E. Sutton	Director	February 28, 2008
/s/ PETER WALLER Peter Waller	Director	February 28, 2008

"We have aligned our business model, our technology investments and our channel resources. Websense now stands alone as *the* answer to a company's data security needs."

Gene Hodges, *Chief Executive Officer*

10240 Sorrento Valley Road
San Diego, California 92121

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On June 4, 2008

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Websense, Inc., a Delaware corporation (the "Company"). The meeting will be held on June 4, 2008 at 11:00 a.m. Pacific Daylight Time at 10240 Sorrento Valley Road, San Diego, California 92121, for the following purposes:

1. To elect two directors to hold office until the 2011 Annual Meeting of Stockholders.
2. To ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as independent registered public accounting firm of the Company for its fiscal year ending December 31, 2008.
3. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the annual meeting is April 8, 2008. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on June 4, 2008 at 11:00 a.m. Pacific Daylight Time at 10240 Sorrento Valley Road, San Diego, California 92121.

The proxy statement and annual report to stockholders are available at http://investor.websense.com. The Board of Directors recommends that you vote FOR the proposals identified above.

By Order of the Board of Directors

Michael A. Newman,
Corporate Secretary

San Diego, California
April 25, 2008

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy, or vote over the telephone or the Internet as may be made available to you by your broker, bank or other agent, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

WEBSENSE, INC.
10240 Sorrento Valley Road
San Diego, California 92121

PROXY STATEMENT
FOR THE 2008 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On June 4, 2008

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of Websense, Inc. (sometimes referred to as "we", the "Company" or "Websense") is soliciting your proxy to vote at the 2008 Annual Meeting of Stockholders, including any adjournments or postponements of the meeting. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or if made available to you by your broker, bank or other agent, vote over the telephone or the Internet.

The Company intends to mail this proxy statement and accompanying proxy card on or about April 25, 2008 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 8, 2008 will be entitled to vote at the annual meeting. On this record date, there were 45,163,694 shares of common stock outstanding and entitled to vote. The stock transfer books of the Company will remain open between the record date and the date of the meeting. A list of stockholders entitled to vote at the annual meeting will be available for inspection at the executive offices of the Company.

Stockholder of Record: Shares Registered in Your Name

If on April 8, 2008 your shares were registered directly in your name with Websense's transfer agent, Computershare Trust Company, N.A., then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on April 8, 2008 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are two matters scheduled for a vote:

- Election of two directors;

- Ratification of Ernst & Young LLP as Independent Registered Public Accounting Firm of the Company for its fiscal year ending December 31, 2008.

What are the recommendations of the Board of Directors?

The Board of Directors recommends a vote in favor of the election of both directors as well as the ratification of Ernst & Young LLP as Independent Registered Public Accounting Firm of the Company.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may "Withhold" your vote for any nominee you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Websense. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker, bank or other agent. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of April 8, 2008.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all two nominees for director, and "For" the ratification of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008. If any other matter is properly presented at the meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares using his best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors, our employees and Computershare Trust Company, N.A. may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies, but Computershare Trust Company, N.A. will be paid its customary fee of approximately $20,000 plus out-of-pocket expenses if it solicits proxies. Computershare Trust Company, N.A. will mail a search notice to banks, brokers, nominees and street-name accounts to develop a listing of stockholders, distribute proxy materials to brokers and banks for subsequent distribution to beneficial holders of stock, and solicit proxy responses from holders of our common stock. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. You may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a timely written notice that you are revoking your proxy to Websense's Corporate Secretary at 10240 Sorrento Valley Road, San Diego, California 92121.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

If your shares are held by your broker as your nominee (that is, in "street name"), you should follow the instructions provided by the institution that holds your shares regarding how to instruct your broker to vote your shares.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 8, 2008 to Websense's Corporate Secretary at 10240 Sorrento Valley Road, San Diego, California 92121. If you wish to bring a matter before the stockholders at next year's annual meeting and you do not notify Websense before February 27, 2009, the Company's management will have discretionary authority to vote all shares for which it has proxies in opposition to the matter. Your notice to the Corporate Secretary must set forth as to each matter you propose to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) your name and address, as they appear on the Company's books, (iii) the class and number of shares of the Company which are beneficially owned by you, (iv) any material interest you may have in the business matter being proposed, and (v) any other information that is required to be provided by you pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in your capacity as a proponent to a stockholder proposal. You are also advised to review the Company's bylaws, which contain additional requirements relating to the advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

What are "broker non-votes"?

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed "non-routine." Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under the rules and interpretations of the New York Stock Exchange, "non-routine" matters are generally those involving a contest or a matter that may substantially affect the rights or privileges of stockholders, such as mergers or stockholder proposals.

How many votes are needed to approve each proposal?

- For the election of directors, the two nominees receiving the most "For" votes (from the holders of votes of shares present in person or represented by proxy and entitled to vote on the election of directors) will be elected. Only votes "For" or "Withheld" will affect the outcome of the election of directors.
- To be approved, Proposal No. 2 (Ratification of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008) must receive "For" votes from the holders of a majority of shares present and entitled to vote either in person or by proxy. If you abstain from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares are present at the meeting in person or represented by proxy. On the record date, there were 45,163,694 shares outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of the shares present at the meeting, in person or represented by proxy, may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in the Company's quarterly report on Form 10-Q for the second quarter of 2008.

Proposal 1

ELECTION OF DIRECTORS

Websense's Board of Directors is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board may be filled with persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including a vacancy created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director's successor is elected and qualified.

The Board of Directors presently has seven members. There are two directors in the class whose term of office expires in 2008. Each of the nominees listed below is currently a director of the Company who was previously elected by the stockholders. If elected at the annual meeting, each of these nominees would serve until the 2011 annual meeting and until his successor is elected and has qualified, or, if sooner, until the director's death, resignation or removal. It is the Company's policy to invite directors and nominees for directors to attend the annual meeting. Five directors attended the 2007 Annual Meeting of Stockholders.

The nominees for election have agreed to serve if elected, and management has no reason to believe that such nominees will be unavailable to serve. In the event the nominees are unable or decline to serve as directors at the time of the annual meeting, the proxies will be voted for any nominee who may be designated by the present Board of Directors to fill the vacancy.

The following is a brief biography of each nominee and each director whose term will continue after the annual meeting.

NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2011 ANNUAL MEETING

Mark S. St.Clare

Mark S. St.Clare, age 61, has served as a director since October 2002. Since June 2007, Mr. St.Clare has served on the Board of Directors of Auxilio, Inc., a publicly held healthcare document services company. From November 2000 to October 2002, Mr. St.Clare served as Chief Financial Officer of Access360, a provider of identity management software, until that company's acquisition by IBM. Mr. St.Clare previously served as Chief Financial Officer of Nexgenix, Inc., a supplier of Internet professional services, from February 2000 to November 2000. From January 1985 to February 2000, Mr. St.Clare served as Senior Vice President and Chief Financial Officer of FileNET Corporation, a publicly held software company. Mr. St.Clare also served as Corporate Secretary of FileNET from June 1993 to February 1999. He received a B.S. in Business Administration from the University of Denver.

Peter C. Waller

Peter C. Waller, age 53, has served as a director since March 2001. Since February 2006, Mr. Waller has served as President and Chief Operating Officer of Corinthian Colleges, Inc., one of the largest for-profit post-secondary education systems in North America. From October 2004 to January 2006, Mr. Waller served as Executive Partner of ThreeSixty Sourcing, a provider of imported consumer goods, where he served as Chief Executive Officer from March 2001 until October 2004. From June 1997 to July 2000, Mr. Waller served as the President of Taco Bell Corp., an international food service chain that became a subsidiary of Tricon Global Restaurants after it was spun off from Pepsico in 1997. Mr. Waller previously served as Chief Marketing Officer of Taco Bell Corp. from January 1996 to May 1997. From 1990 to 1995, Mr. Waller held senior marketing positions with KFC, an international food service chain, in Western Europe, Australia and for the last two of those years, as Chief Marketing Officer of the USA operations. Mr. Waller received his M.A. from Oxford University, England.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH NAMED NOMINEE.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2009 ANNUAL MEETING

Bruce T. Coleman

Bruce T. Coleman, age 69, served as our interim Chief Executive Officer from November 1998 to May 1999, and continues to be a director, a position he has held since November 1998. Since

November 1991, he has served as the Chief Executive Officer of El Salto Advisors, an interim executive firm. Since November 2007, Mr. Coleman has also served as Chief Executive Officer of WebTrends, Inc., an Internet analytics company. From October 2006 to April 2007, Mr. Coleman served as interim Chief Executive Officer of WatchGuard Technologies, Inc., a provider of internet security services. Mr. Coleman served as Chief Executive Officer of Vernier Networks, Inc., a provider of security solutions for mobile users, from January 2004 to June 2004. From October 2000 to August 2001, he served as Chief Executive Officer of Stamps.com, a provider of Internet mailing and shipping services. He received a B.A. in Economics from Trinity College and an M.B.A. from Harvard Business School.

Gene Hodges

Gene Hodges, age 56, has been the Chief Executive Officer of Websense since January 2006, and was the Company's President from January 2006 to April 2007. He has been a director of Websense since January 2006. Prior to joining Websense, Mr. Hodges served as President of McAfee Inc. from November 2001 to January 2006. Mr. Hodges served as President of the McAfee Product Group from January 2000 to November 2001, and from August 1998 to January 2000, he served as Vice President of Security Marketing. Mr. Hodges received a B.A. in Astronomy from Haverford College and completed the Harvard Advanced Management Program for business executives.

John F. Schaefer

John F. Schaefer, age 65, has served as a director since May 2001. Since November 1994, Mr. Schaefer served as Chairman and Chief Executive Officer of Phase Metrics, which was a publicly traded producer of technically advanced process and production test equipment for the data storage industry until substantially all of its assets were purchased by KLA-Tencor Corporation in April 2001. From 1992 to 1994, Mr. Schaefer was President, Chief Operating Officer and a director of McGaw, Incorporated, a producer of intravenous products and devices. He received a B.S. in Engineering from the United States Naval Academy and an M.B.A. from Harvard Business School.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2010 ANNUAL MEETING

John B. Carrington

John B. Carrington, age 64, has served as a director and Chairman of the Board of the Company since June 1999. Mr. Carrington also served as the Company's Chief Executive Officer from May 1999 to January 2006, as well as the Company's President from May 1999 to January 2003 and from August 2005 to January 2006. Prior to joining Websense, Mr. Carrington was Chairman, Chief Executive Officer and President of Artios, Inc., a provider of hardware and software design solutions to companies in the packaging industry, from August 1996 until it was acquired by BARCO n.a. in December 1998. He received his B.S. in Business Administration from the University of Texas.

Gary E. Sutton

Gary E. Sutton, age 65, has served as a director since June 1999. Mr. Sutton retired in August 2000 from Skydesk, Inc., a provider of online data protection services, after serving as its President, Chief Executive Officer and Chairman since January 1996. From 1990 to 1995, Mr. Sutton was chairman of Knight Protective Industries, a security systems provider. Mr. Sutton was also a co-founder of Teledesic, Inc., a low-earth orbit telecommunications service. He received his B.S. from Iowa State University.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under the Nasdaq Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of Nasdaq, as in effect time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent registered public accounting firm, the Board has affirmatively determined that the following five directors are independent directors within the meaning of the applicable Nasdaq listing standards: Mr. Coleman, Mr. Schaefer, Mr. St.Clare, Mr. Sutton, and Mr. Waller. In making this determination, the Board found that none of the directors or nominees for director had a material or other disqualifying relationship with the Company. Mr. Carrington, the Company's Chairman and former President and Chief Executive Officer, is not independent by virtue of his employment with the Company through June 2006. Mr. Hodges, the Company's current Chief Executive Officer, is not independent by virtue of his current employment with the Company.

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors met fourteen times during the last fiscal year. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

As required under applicable Nasdaq listing standards, in fiscal 2007, the Company's independent directors met four times in regularly scheduled executive sessions at which only independent directors were present. All non-employee directors of Websense met without management seven additional times in fiscal 2007. Persons interested in communicating with the independent directors regarding their concerns or issues may address correspondence to a particular director, or to the independent directors generally, in care of Websense at 10240 Sorrento Valley Road, San Diego, California 92121. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chairpersons of the Audit, Compensation, or Nominating and Corporate Governance Committee.

In 2007, the Board had three committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for 2007 for each of the Board committees:

Name	Audit	Compensation	Nominating and Corporate Governance
John Carrington			
Bruce Coleman		X*	
Gene Hodges			
John Schaefer	X		X*
Mark St.Clare	X*		X
Gary Sutton	X	X	X
Peter Waller		X	
Total meetings in fiscal year 2007	11	12	4

* Committee Chairperson

Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee meets the applicable Nasdaq rules and regulations regarding "independence" and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to the Company. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors was established by the Board in accordance with Section 3(a)(58)(A) of the Securities and Exchange Act of 1934 to oversee the Company's corporate accounting and financial reporting processes and audits of its financial statements. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on the Company's audit engagement team as required by law; reviews and approves or rejects transactions between the Company and any related persons; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in the Company's Annual Report on Form 10-K; and discusses with management and the independent registered public accounting firm the results of the annual audit and the results of the Company's quarterly financial statements. The Audit Committee has adopted a written Audit Committee Charter that is available to stockholders on our corporate website at http://www.websense.com.

The Board of Directors annually reviews the composition of the Audit Committee, including the Nasdaq listing standards' definition of independence for Audit Committee members, and has determined that the Audit Committee is composed pursuant to Rule 4350(d)(2)(A) of the Nasdaq listing standards and that all members of the Company's Audit Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Board of Directors has also determined that all members of the Audit Committee qualify as "audit committee financial experts," as defined in applicable Securities and Exchange Commission ("SEC") rules. The Board made a qualitative assessment of each Audit Committee member's level of knowledge and experience based on a number of factors, including their formal education, experience as a principal financial officer for public reporting companies and/or experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS*

The Audit Committee reviewed and discussed the audited financial statements for the fiscal year end December 31, 2007 with management of the Company. The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. The Audit Committee also received the written disclosures and the letter from the independent accountants required by the Independence Standards Board Standard No. 1, (*Independence Discussions with Audit Committees*), as adopted by the PCAOB in Rule 3600T and discussed with the independent accountants the independent registered public accounting firm's independence. Based on the foregoing, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Submitted by the Audit Committee of the Board of Directors,

Mark S. St.Clare
John F. Schaefer
Gary E. Sutton

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* The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with the SEC, and is not deemed to be incorporated by reference into any filing of the Company under the 1933 or 1934 Act.

COMPENSATION COMMITTEE

All members of the Company's Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Compensation Committee has adopted a written Compensation Committee Charter that is available to stockholders on our corporate website at http://www.websense.com.

The Compensation Committee of the Board of Directors acts on behalf of the Board to review, adopt and oversee the Company's compensation strategy, policies, plans and programs including:

- establishment of corporate and individual performance objectives relevant to the compensation of the Company's executive officers, other senior management and directors and evaluation of performance in light of these stated objectives;
- review and approval of the compensation and other terms of employment or service, including severance and change-in-control arrangements, of the Company's Chief Executive Officer and the other executive officers and directors; and
- administration of the Company's equity compensation plans.

The Compensation Committee also reviews with management the Company's Compensation Discussion and Analysis and considers whether to recommend its inclusion in proxy statements and other filings.

Compensation Committee Processes and Procedures

Typically, the Compensation Committee meets at least quarterly, and with greater frequency if necessary. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, with consultation among the CEO, the President and the General Counsel. The Compensation Committee meets regularly in executive session. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice, or otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not participate in or be present during any determination of the Compensation Committee regarding his compensation or individual performance objectives. The charter of the Compensation Committee grants the Compensation Committee direct, independent and confidential access to the Company's other directors, management and personnel to carry out the Committee's purpose. The Compensation Committee has authority to obtain compensation surveys, reports on the design and implementation of compensation programs for the Company's directors, officers and employees, and other data and documentation, as well as authority to obtain, at the expense of the Company, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's reasonable fees and other retention terms.

Under its charter, the Compensation Committee may form, and delegate authority to, subcommittees, as appropriate. In 2000, the Compensation Committee formed the Special Stock Option Committee of our Board of Directors, currently composed of our Chief Executive Officer, Gene Hodges, and our Chairman of the Board, John Carrington. The purpose of this delegation of authority is to ease option administration within the Company and to facilitate the timely grant of options to all eligible individuals other than executive officers who are subject to the short-swing profit restrictions under Section 16 of the Securities and Exchange Act of 1934 ("Section 16 Officers"), within specified guidelines provided by the Compensation Committee. The Board or the Compensation Committee must grant all stock options to Section 16 Officers. As part of its oversight function, the Compensation Committee reviews the list of grants made by the Special Stock Option Committee.

The Compensation Committee reviews and determines, on an annual basis, the compensation to be paid to our Chief Executive Officer and each of our executive officers. On an annual basis, (a) the Compensation Committee, along with the Board of Directors, evaluates the performance of the Chief Executive Officer, (b) the Chief Executive Officer and President evaluate the performance of the various officers who directly or indirectly report to the Chief Executive Officer or President, respectively, and (c) the Chief Executive Officer evaluates the performance of the President. The Chief Executive Officer and President make recommendations to the Compensation Committee with respect to annual salary adjustments and annual stock option grants. The Compensation Committee can exercise its discretion in modifying any recommended salary adjustments or discretionary cash or equity-based awards to officers. As part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current Company and industry-wide compensation levels, including analyses of executive and director compensation paid at other companies identified through surveys conducted by reputable companies such as the Radford Executive Compensation Survey and the Culpepper Executive Compensation Survey.

The specific processes and determinations of the Compensation Committee with respect to executive compensation for fiscal year ended December 31, 2007 are described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, the Company's Compensation Committee consists of Mr. Coleman, Mr. Sutton and Mr. Waller. Mr. Coleman served as our interim Chief Executive Officer from November 1998 to May 1999. No other member of the Compensation Committee has been a contractor, officer or employee of the Company at any time. None of the Company's executive officers serves as a member of the Board of Directors or Compensation Committee of any other company that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS*

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis (the "CD&A") contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the CD&A be included in this proxy statement and incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Submitted by the Compensation Committee of the Board of Directors,

Bruce T. Coleman
Gary E. Sutton
Peter C. Waller

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* The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with the SEC, and is not deemed to be incorporated by reference into any filing of the Company under the 1933 or 1934 Act, other than the Company's Annual Report on Form 10-K.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee of the Board of Directors is responsible for identifying, reviewing and evaluating candidates to serve as directors of the Company (consistent with criteria approved by the Board), reviewing and evaluating incumbent directors, selecting candidates for election to the Board of Directors, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the Board, and developing a set of corporate governance principles for the Company. All members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). Our Nominating and Corporate Governance Committee charter is available to stockholders on our corporate website at http://www.websense.com.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrating excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of the Company's stockholders. Under the Company's Corporate Governance Guidelines, directors must retire from the Board effective as of the first annual meeting following the director's 75th birthday, directors may be elected to no more than four full three-year terms (excluding any elections prior to the Company's initial public offering in March 2000) and directors may be on no more than five additional public company boards of directors. A Board member, including the Chief

Executive Officer, who ceases to be actively employed in his or her principal business or profession, or experiences other changed circumstances that could pose a conflict of interest, diminish his effectiveness as a Board member, or otherwise be detrimental to the Company, shall offer to resign from the Board. The Nominating and Corporate Governance Committee, will then evaluate whether the Board should accept the resignation based on a review of whether the individual continues to satisfy the Board's membership criteria in light of his or her changed circumstances. Other than the limitations in the Corporate Governance Guidelines, the Nominating and Corporate Governance Committee retains the right to modify the director qualifications from time to time.

Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers age, skills, and such other factors as it deems appropriate given the current needs of the Board and the Company to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews these directors' overall service to the Company during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair these directors' independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses the Board's and management's network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider such candidates' qualifications and then selects a nominee by majority vote. The Nominating and Corporate Governance Committee was formed in 2003. To date, the Nominating and Corporate Governance Committee has nominated incumbent director candidates, has not needed to identify or evaluate any new director candidates, and therefore has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates. The Company's Corporate Governance Guidelines provide that any new director who is appointed by the Board prior to election by the stockholders will stand for election at the Company's next annual meeting following the appointment.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee at the following address: 10240 Sorrento Valley Road, San Diego, California 92121, not less than six months prior to any meeting at which directors are to be elected. Submissions must include with respect to each person whom the nominating stockholder proposes to nominate for election or re-election as a director: (i) the name, age, business address and residence address of the proposed nominee, (ii) the principal occupation or employment of the proposed nominee, (iii) the class and number of shares of the Company that are beneficially owned by the proposed nominee, (iv) a description of all arrangements or understandings between the nominating stockholder and the proposed nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the nominating stockholder, and (v) any other information relating to the proposed nominee that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to

Regulation 14A under the 1934 Act (including without limitation the proposed nominee's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected). The nominating stockholder must also include: (i) the name and address, as they appear on the Company's books, of the nominating stockholder, (ii) the class and number of shares of the Company which are beneficially owned by the nominating stockholder, and (iii) any material interest of the nominating stockholder in such nomination. To date, the Nominating and Corporate Governance Committee has not received, thus has not accepted nor rejected, any director nominees from a stockholder.

MAJORITY VOTING

In January 2007, the Company adopted a "Majority Voting" policy as a part of its Corporate Governance Guidelines. Under this policy, if a director receives in an uncontested election a greater number of "withhold" votes than votes cast "for" his or her election, the Nominating and Corporate Governance Committee will undertake a prompt evaluation of the appropriateness of the director's service on the Board. In performing this evaluation, the Nominating and Corporate Governance Committee will review all factors it deems relevant, including the stated reasons why votes were withheld, the director's length of service, his or her past contributions to the Company and the availability of other qualified candidates. The Nominating and Corporate Governance Committee will then make a recommendation to the Board and the Board will review the recommendation and consider such further factors and information as it deems relevant. Under this policy, the Nominating and Corporate Governance Committee will make its recommendation and the Board will act on the Nominating and Corporate Governance Committee's recommendation no later than 90 days following the date of the stockholders' meeting. The policy provides that if the Board determines remedial action is appropriate, the director shall promptly take whatever action is requested by the Board. If the director does not promptly take the recommended remedial action or if the Board determines that immediate resignation is in the best interests of the Company and its stockholders, the policy provides that the director shall promptly tender his or her resignation upon request from the Board. The director in question will not participate in the Nominating and Corporate Governance Committee's or the Board's analysis.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has a formal process by which stockholders may communicate with the Board or any of its directors. Stockholders who wish to communicate with the Board may do so by sending written communications addressed to the Corporate Secretary of Websense at 10240 Sorrento Valley Road, San Diego, California 92121. All communications will be compiled by the Corporate Secretary of the Company and submitted to the Board or the individual directors on a periodic basis. These communications will be reviewed by one or more officers of the Company designated by the Board, who will determine whether they should be presented to the Board. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations and hostile communications). All communications directed to the Audit Committee in accordance with the Company's Code of Business Conduct that relate to questionable accounting or auditing matters involving the Company will be promptly and directly forwarded to the Audit Committee.

CODE OF BUSINESS CONDUCT AND CODE OF ETHICS

The Company has adopted a Code of Business Conduct which, together with the policies referred to therein, is applicable to all directors, officers and employees of the Company. In addition, the Company has adopted a Code of Ethics for the Chief Executive Officer, Senior Financial Officers and all Finance and Accounting Department Personnel ("Code of Ethics"). The Code of Business Conduct and the Code of Ethics cover all areas of professional conduct, including conflicts of interest, disclosure obligations, insider trading and confidential information, as well as compliance with all laws, rules and regulations applicable to our business. The Company encourages all employees, officers and directors to promptly report any violations of any of the Company's policies. In the event that an amendment to, or a waiver from, a provision of the Code of Business Conduct or Code of Ethics that applies to any of our directors or executive officers is necessary, the Company intends to post such information on its website. Copies of our Code of Business Conduct and our Code of Ethics can be obtained from our website at http://www.websense.com.

CORPORATE GOVERNANCE GUIDELINES

In January 2004, the Board of Directors documented the governance practices followed by the Company by adopting Corporate Governance Guidelines to assure that the Board will have the necessary authority and practices in place to review and evaluate the Company's business operations as needed and to make decisions that are independent of the Company's management. The guidelines are also intended to align the interests of directors and management with those of the Company's stockholders. The guidelines are reviewed annually and revised as necessary. The Corporate Governance Guidelines set forth the practices the Board intends to follow with respect to board composition and selection, board retirement and term limits, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, board committees, board and committee self-evaluation, director orientation and continuing education, and director compensation. The Corporate Governance Guidelines are available to stockholders on our corporate website at http://www.websense.com.

Proposal 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008 and has further directed that management submit the selection of an independent registered public accounting firm for ratification by the stockholders at the annual meeting. Ernst & Young LLP has audited the Company's financial statements since the Company's initial public offering in March 2000. Representatives of Ernst & Young LLP are expected to be present at the annual meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither the Company's bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm. However, the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

The following table shows aggregate fees to the Company for the fiscal years ended December 31, 2007 and December 31, 2006, by Ernst & Young LLP, the Company's independent registered public accounting firm.

	Fiscal Year	
	2007	2006
	(in thousands)	
Audit Fees (for annual audit of the consolidated financial statements, management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting; reviews of the Company's quarterly reports on Form 10-Q; review of the annual proxy statement; comfort letters and consents for Company filings on Form S-8; and statutory and group audits required internationally)(1)	$1,135	$680
Audit-Related Fees (for consultation regarding financial accounting and reporting standards and due diligence related to acquisitions)(2)	428	235
Tax Fees (for U.S. and international income tax compliance, advice and planning)	2	—
Total Fees	$1,565	$915

(1) Includes fees and out-of-pocket expenses, whether or not yet billed.

(2) Includes amounts billed and related out-of-pocket expenses for services rendered during the year, including due diligence and other audit-related services pertaining to the SurfControl and PortAuthority acquisitions in 2007.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Ernst & Young LLP. The Audit Committee generally pre-approves specified services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual explicit case-by-case basis before the independent registered public accounting firm is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting. All fees described in the table above were pre-approved by the Audit Committee.

The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the independence of the registered public accounting firm.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2

OTHER MATTERS

The Company knows of no other matters that will be presented for consideration at the annual meeting. If any other matters properly come before the annual meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend. By execution of the enclosed proxy, you grant discretionary authority with respect to such other matters.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's common stock as of February 29, 2008 by: (i) each director and nominee for director, (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock.

Except as otherwise noted, the address of each person listed in the table is c/o Websense, Inc., 10240 Sorrento Valley Road, San Diego, California 92121. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. The applicable percentage of ownership for each stockholder is based on 45,440,177 shares of common stock outstanding as of February 29, 2008, together with applicable options for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned that are exercisable on or before April 29, 2008 are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights but are not deemed outstanding for computing the percentage ownership of any other person.

PROXY STATEMENT

Name and Address	Number of Shares Beneficially Owned	Percent (%)
Named Executive Officers, directors and Nominees for directors:		
Gene Hodges(1)	473,000	1.03
Douglas C. Wride(2)	460,545	1.00
Dudley Mendenhall	0	0
John McCormack(3)	87,500	*
Michael A. Newman(4)	82,195	*
John B. Carrington(5)	193,109	*
Bruce T. Coleman(6)	126,000	*
John F. Schaefer(7)	96,000	*
Mark St.Clare(8)	72,000	*
Gary E. Sutton(9)	57,380	*
Peter C. Waller(10)	90,000	*
5% Stockholders		
Glenhill Overseas Management, LLC(11) 598 Madison Avenue, 12th Floor New York, NY 10022	4,300,000	9.46
Osterweis Capital Management, LLC(12) One Maritime Plaza, Suite 800 San Francisco, CA 94111	4,117,330	9.08
Shamrock Capital Advisors, Inc.(13) 4444 Lakeside Drive Burbank, CA 91505	3,911,965	8.61
T.Rowe Price Associates, Inc.(14) 100 E. Pratt Street Baltimore, MD 21202	2,527,700	5.56
All of our executive officers and directors as a group (11 persons)(15)	1,837,729	3.70

* Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1) Includes 400,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 29, 2008.

(2) Includes 443,970 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 29, 2008. Also includes 2,600 shares of common stock held by Mr. Wride's daughter and 2,850 shares of common stock held by Mr. Wride's son.

(3) Includes 87,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 29, 2008.

(4) Includes 82,125 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 29, 2008.

(5) Consists of 193,109 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 29, 2008, of which 5,000 shares remain unvested and therefore subject to certain rights of repurchase by the Company.

(6) Includes 56,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 29, 2008, of which 5,000 shares remain unvested and therefore subject to certain rights of repurchase by the Company.

(7) Includes 90,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 29, 2008, of which 5,000 shares remain unvested and therefore subject to certain rights of repurchase by the Company.

(8) Includes 70,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 29, 2008, of which 5,000 shares remain unvested and therefore subject to certain rights of repurchase by the Company.

(9) Includes 55,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 29, 2008, of which 5,000 shares remain unvested and therefore subject to certain rights of repurchase by the Company.

(10) Consists of 90,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 29, 2008, of which 5,000 shares remain unvested and therefore subject to certain rights of repurchase by the Company.

(11) Pursuant to a Form 13G filed with the SEC on February 14, 2008, Glenhill Overseas Management, LLC reported that it had sole dispositive power and sole power to vote for all 4,300,000 shares.

(12) Pursuant to a Form 13G filed with the SEC on February 14, 2008, Osterweis Capital Management, LLC reported that it had sole dispositive power for all 4,117,330 shares, with sole power to vote 4,111,130 of the shares and shared power to vote none of the shares.

(13) Pursuant to a Form 13D filed with the SEC on February 14, 2008, Shamrock Capital Advisors, Inc. reported that it had sole dispositive power and sole power to vote for all 3,911,965 shares.

(14) Pursuant to a Form 13G filed with the SEC on February 12, 2008, T.Rowe Price Associates, Inc. reported that it had sole dispositive power for all 2,527,700 shares, with sole power to vote 891,800 of the shares and shared power to vote none of the shares.

(15) Includes 1,667,704 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 29, 2008, of which 130,000 shares remain unvested and therefore subject to certain rights of repurchase by the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

COMPENSATION OF EXECUTIVE OFFICERS

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The Compensation Committee of the Board of Directors (the "Committee"), under its charter, is charged with, among other things: (1) determining the cash and non-cash compensation of our executive officers, (2) evaluating the performance of our executive officers, and (3) exercising the authority of the Board of Directors with respect to the administration of our stock-based and other incentive compensation plans.

Compensation Philosophy

The Committee believes that the most effective executive compensation programs are designed to attract and retain key employees, reward the achievement of annual and strategic corporate and individual objectives, and reward superior performance. The compensation plans must be integrated with our short-term and long-term objectives and strategic goals, which are designed to align the interests of our key employees with the interests of our stockholders and ensure that compensation is meaningfully related to the value created for our stockholders. The Committee evaluates both performance and compensation to make sure that compensation provided to key employees remains competitive relative to the compensation paid to executives at peer companies. The Committee believes that our compensation programs should include short and long-term components, cash and equity-based compensation and should reward performance as measured against established individual and Company goals.

Role of Executive Officers in Compensation Decisions

The Committee makes all compensation decisions for our executive officers, and reviews compensation decisions made by our CEO and President for our non-executive officers. The Committee, along with the Board of Directors, evaluates the performance of the Chief Executive Officer (the "CEO") on an annual basis. The CEO and President evaluate the performance of the various officers who directly or indirectly report to the CEO or President, respectively. The CEO also evaluates the performance of the President. The CEO or President, as applicable, then make recommendations to the Committee with respect to annual salary adjustments and annual stock option grants. The Committee can exercise its discretion in modifying any recommended salary adjustments or discretionary cash or equity-based awards to any executive or non-executive officers.

The Special Stock Option Committee of our Board of Directors consists of our CEO, Gene Hodges, and our Chairman of the Board, John Carrington. The Special Stock Option Committee has the authority to make discretionary stock option grants under the 2000 Amended and Restated Stock Incentive Plan (the "2000 Plan") and the 2007 Stock Incentive Assumption Plan (the "2007 Plan") to all eligible individuals other than executive officers who are subject to the short-swing profit restrictions under Section 16 of the Securities and Exchange Act of 1934 ("Section 16 Officers"). The Board or the Compensation Committee must grant all stock option grants to Section 16 Officers. The Compensation Committee has established guidelines for option grants to new employees and for promotions based upon salary grades within the Company. It is the policy of the Board of Directors that grants to new hires or in connection with promotions, including to executive officers, will be made at the closing stock market price on the last business day of the month in which the employee commenced employment or was promoted. Previously, stock options were granted on the employment commencement date or promotion date. The Compensation Committee reviews the grants made by the Special Stock Option Committee to ensure that grants are made consistent with these guidelines.

Setting Executive Compensation

The Committee reviews and determines, on an annual basis, the compensation to be paid to our CEO, President, and our other executive officers, and reviews and adjusts, as the Committee deems necessary, the compensation to be paid to our non-executive officers. The Committee did not use the services of a compensation consultant in connection with its annual review of compensation for 2008. In January 2007, the Committee retained the services of compensation consultant Frederic W. Cook & Co. in connection with the Committee's review of the compensation programs of the Company, including the structure of annual cash incentive plans.

As part of its discretionary review of compensation, the Committee does compare the total compensation of our executives against those at other publicly-traded technology companies with comparable revenue. The Committee considers base salary and variable compensation separately, as well as combined as a total compensation package. The Committee obtains compensation information through surveys conducted by reputable companies such as the Radford Executive Compensation Survey and the Culpepper Executive Compensation Survey. In order to attract and retain top executives in the very competitive technology sector, the Committee has generally considered that our officers' total compensation opportunity should be at a level that approximates the 60th - 75th percentile of the compensation opportunity provided by other publicly-traded technology companies with comparable revenues included in these surveys.

Executive Compensation Components

The compensation program for our CEO, President and other officers consists principally of base salary, annual cash incentive compensation, long-term compensation in the form of stock options and, in some cases, restricted stock units, and severance/termination protection. Our policy for allocating between long-term and currently-paid compensation is to ensure adequate base compensation to attract and retain personnel, while providing annual cash incentives to reward annual performance against specific Company goals and long term compensation to maximize the creation of long-term value for the Company and our stockholders.

Base Salary

Base salary levels for our CEO, President and other officers recognize the experience, skills, knowledge and responsibilities required of each officer and are determined, in part, through comparisons to executive compensation surveys for publicly-traded technology companies as well as comparisons to salaries paid by companies with which we compete for personnel in local markets. In establishing the 2007 base salaries of our CEO, President and our officers, the Committee took into account a number of factors, including the recommendations of the CEO (except as to his own compensation), the executive's seniority, position, including any job promotion or functional role changes, level of responsibility over the prior twelve months, his or her contribution to the Company over the prior twelve months, and any increase in pay levels for similar positions at similarly situated companies. For newly hired officers, including our current Chief Financial Officer ("CFO") who was hired in August 2007, the Committee considers the compensation of the individual at his or her prior employer, the compensation packages of comparable officers at publicly-traded technology companies of comparable size, the compensation packages of recently hired software officers in corresponding positions in California and competitive hiring factors.

The Committee reviews each officer's salary once a year and may increase each officer's salary to reflect promotions or changes in level of responsibility, performance-based factors, as well as competitive conditions. The Committee does not apply specific formulas to determine increases. Generally, officer salaries are adjusted effective January 1 of each year for commission-based officers and in March for non-commissioned officers, including our CEO and President.

In February 2007, the Committee increased the salary of our named executive officers based upon individual performance as well as to reflect changes in level of responsibility. In addition, Michael Newman's salary was increased again in September 2007 upon his promotion from Vice President to Senior Vice President and Doug Wride's salary was increased in January 2008 to reflect his promotion from Chief Financial Officer to President in April 2007.

Annual Cash Incentive Compensation

For our CEO, President and officers, the cash incentive plan is intended to provide a direct financial incentive in the form of semi-annual and annual cash bonuses based on the achievement of specifically defined corporate and individual performance goals. Incentive compensation for these officers is based upon our achievement of billings and non-GAAP operating income goals, measured both semi-annually and annually, along with any individual performance goals established by the Committee. For purposes of these corporate performance goals, billings (a non-GAAP financial measure) and non-GAAP operating income are both calculated consistent with the way we report billings and non-GAAP operating income in our earnings releases.

CEO Cash Incentive Compensation

For 2007, our CEO was eligible for a target bonus amount equal to 100% of his annual salary (the "CEO Target Bonus"). The actual amount of the CEO Target Bonus earned by the CEO was based on the Company's achievement of an annual billings objective and operating income objective established by the Committee or the Company's Board of Directors near the beginning of the fiscal year, as revised by the Committee after we acquired SurfControl plc in October 2007. The original annual billings objective was $241 million and the original GAAP annual operating income objective was $53.9 million. In November 2007, the Committee amended the billings and operating income objectives for 2007 because when the objectives were established at the beginning of 2007, the Committee did not anticipate that the SurfControl acquisition would close during the fourth quarter of 2007 and would virtually assure that the original billings objective as a stand-alone company would be significantly exceeded due to the inclusion of one quarter of billings from the SurfControl products and customers or that the Company's operating income computed under GAAP for 2007 would be substantially impacted in a negative way by the acquisition of SurfControl. The revised annual billings objective was $258.9 million and the revised annual non-GAAP operating income objective was $59.2 million.

Subject to discretionary adjustment, one-half of the CEO Target Bonus would be earned if the Company met its annual billings goal while the other half would be earned if the Company met its annual operating income goal. Achievement of at least 90% of either the annual billings goal or annual operating income goal was required for any payment of the portion of the CEO's bonus that was based on achievement of such goal. At 90%, the CEO would earn 50% of the CEO Target Bonus, and at 110%, the CEO would earn 150% of the CEO Target Bonus. The CEO bonus amount would be prorated for goal achievement between 90% - 110% of the annual billings goal or annual operating income goal, and no additional payments would be made for any achievement in excess of 110%. Additionally, the Committee or the Company's Board of Directors had discretion to modify the bonus amount actually paid to the CEO between a range of 0% to 130% of the bonus amount otherwise payable, based upon the CEO's achievement of certain individual performance goals. The Committee uses annual billings objectives because, under our subscription model, billings is the best indicator of sales and uses operating income as a measure of overall financial performance. During 2007, the Committee decided to use non-GAAP operating income due to the substantial impact of the acquisitions of PortAuthority and SurfControl on GAAP operating income and the Committee's view that the non-GAAP operating income was the best indicator of the current performance of the Company.

For 2007, our CEO earned a bonus of $601,577, which was 111% of the CEO Target Bonus and was based upon achievement of 99.6% of the Company's billings objective and 104.7% of the Company's non-GAAP operating income objective. No additional adjustment was made by the Committee to our CEO's bonus for achievement of individual performance goals.

For 2008, our CEO will be eligible for a target bonus amount equal to 100% of his annual salary under the same plan design. The Committee set the 2008 billings and non-GAAP operating income objectives during the Company's fourth quarter of 2007 as part of and consistent with the 2008 operating budget approved by the Board of Directors in the Company's fourth quarter. The Committee generally sets the billings and non-GAAP operating income objectives within the annual guidance provided by the Company so that management has a direct cash incentive to perform to expectations.

Cash Incentive Compensation for President and CFO

Our former CFO, Douglas C. Wride was promoted to President and CFO in April 2007. In August 2007, we hired a new CFO, Dudley Mendenhall, while Mr. Wride remained President. For 2007, Mr. Wride remained on the CFO bonus plan. Both Mr. Wride and Mr. Mendenhall were eligible for a target bonus amount equal to 50% of their respective annual salaries (the "Target Bonus"). The actual amount of the Target Bonus earned by the President and the CFO was based on the Company's achievement of the billings and non-GAAP operating income targets described for the CEO Target Bonus above. Subject to discretionary adjustment, for each half of the Company's fiscal year in which the Company met its semi-annual billings and non-GAAP operating income targets, each of the President and the CFO was eligible to receive one-third of the Target Bonus (the "Semi-Annual Bonus"). One-third of each Semi-Annual Bonus was earned if the Company met its semi-annual billings goal and two-thirds of each Semi-Annual Bonus was earned if the Company met its semi-annual operating income goal. At the end of the fiscal year, if the Company met its annual billings goal and annual operating income goal, the President and the CFO each were eligible to receive the remaining one-third of the Target Bonus, again split in a one-third/two-thirds manner. Achievement of at least 90% of a goal was required for any payment of the portion of the President's or the CFO's bonus that was based on achievement of such goal. At 90%, each of the President and the CFO would earn 50% of the Target Bonus, and at 110%, each of the President and the CFO would earn 150% of the Target Bonus. The Target Bonus would be prorated for goal achievement between 90% - 110% of a goal, and no additional payments would be made for any achievement in excess of 110%. Additionally, the Committee or the Company's Board of Directors had discretion to modify the bonus amount actually paid to the President or the CFO between a range of 0% to 130% of the bonus amount otherwise payable, based upon the President's or the CFO's achievement of certain individual performance goals. Achievement of the operating income goals are more heavily weighted than the billing objective under this plan because the CFO has greater responsibility for overall financial performance of the Company than the sales and marketing component of the business that generates the billings results.

The annual billings objective and the annual non-GAAP operating income objective were the same as the goals used for the CEO as described above. The semi-annual billings objective for the first half of 2007 was $100.6 million and the GAAP operating income objective was $25.4 million. The original semi-annual billings objective for the second half of 2007 was $140.8 million and the original GAAP operating income objective was $28.5 million. As discussed above, after our acquisition of SurfControl, the Committee amended the annual billings and operating income objectives in November 2007 and made a proportional change to the semi-annual billings and non-GAAP operating income objective for the second half of 2007. The semi-annual billings objective for the second half of 2007 was $158.3 million and the non-GAAP operating income objective was $33.8 million. During the first half of 2007, 96.5% of the Company's billings objective was met and 102.5% of the Company's operating income objective was met. During the second half of 2007, 101.6% of the Company's billings objective was met and 106.3% of the Company's non-GAAP operating income objective was met. Annually,

99.6% of the Company's billings objective was met and 104.7% of the Company's non-GAAP operating income objective was met.

For 2007, Mr. Wride earned an aggregate bonus of $206,124, which was 116% of his overall target payment for the year. No additional adjustment was made by the Committee to Mr. Wride's bonus for achievement of individual performance goals. Per the terms of his employment letter, Mr. Mendenhall participated in the 2007 CFO bonus plan on a pro-rated basis. In addition, 50% of Mr. Mendenhall's prorated salary, $47,500, was guaranteed as a bonus for 2007, although the Company's performance and subsequent bonus payment to Mr. Mendenhall under the CFO bonus plan resulted in no payment to Mr. Mendenhall pursuant to this guarantee. Accordingly, for 2007, Mr. Mendenhall earned a bonus of $57,472, which was 121% of his target payment for the portion of the year that he was our CFO. The breakdown of the bonus amounts paid to Mr. Wride and Mr. Mendenhall is set forth below.

	Semi-Annual Bonus January - June 2007		Semi-Annual Bonus July - December 2007		Annual Bonus	
Name	Payout Percentage	$ Amount Paid	Payout Percentage	$ Amount Paid	Payout Percentage	$ Amount Paid
Douglas C. Wride, President	103%	$63,711	124%	$74,152	115%	$68,261
Dudley Mendenhall, Sr. Vice President and Chief Financial Officer(1)	N/A	N/A	124%	$39,227	115%	$18,245

(1) Mr. Mendenhall joined the Company on August 31, 2007.

For 2008, our CFO will be eligible for a target bonus amount equal to 50% of his annual salary under the same terms as set forth above. The Committee set the 2008 semi-annual and annual billings and non-GAAP operating income objectives during the Company's fourth quarter of 2007 as part of and consistent with the 2008 operating budget approved by the Board of Directors in the Company's fourth quarter.

President Cash Incentive Compensation

For 2008, our President will be eligible for a target bonus amount equal to 75% of his annual base salary (the "President Target Bonus"). The actual amount of the President Target Bonus earned by the President will be based on the Company's achievement of the billings and non-GAAP operating income targets. Subject to discretionary adjustment, for each half of the Company's fiscal year in which the Company meets its semi-annual billings and non-GAAP operating income targets, our President will be eligible to receive an amount equal to 50% of his semi-annual base salary (the "President Semi-Annual Bonus"). One-half of each President Semi-Annual Bonus will be earned if the Company meets its semi-annual billings goal and one-half of each President Semi-Annual Bonus will be earned if the Company meets its semi-annual non-GAAP operating income goal. At the end of the fiscal year, if the Company meets its annual billings goal and annual non-GAAP operating income goal, the President will be eligible to receive an amount equal to 25% of his annual base salary, again split in an even manner between meeting the annual billings goal and the annual non-GAAP operating income goal. Achievement of at least 90% of a goal will be required for any payment of the portion of our President's bonus based on achievement by the Company of that goal. At 90%, our President will earn 50% of the President Target Bonus, and at 110%, our President will earn 150% of the President Target Bonus. Our President's bonus amount will be prorated for goal achievement between 90% - 110% of a goal, and no additional payments will be made for any achievement in excess of 110%. Additionally, the Committee or the Company's Board of Directors will have discretion to modify the bonus amount actually paid to our President between a range of 0% to 130% of the bonus amount otherwise payable, based upon the President's achievement of certain individual performance goals.

Executive and Non-Executive Officer Cash Incentive Compensation

The cash incentive plan for other executive and non-executive officers is intended to provide a direct financial incentive in the form of semi-annual and annual cash bonuses based on the achievement of specifically defined corporate and individual performance goals. Incentive compensation for these officers is based upon our achievement of billings and non-GAAP operating income goals, measured both semi-annually and annually, along with any individual performance goals established by the Committee. For 2007, our officers were typically eligible for a target bonus amount equal to 25% of their respective annual base salaries (the "Officer Target Bonus"). The actual amount of the Officer Target Bonus earned by the officers was based on the Company's achievement of the billings and non-GAAP operating income targets. Subject to discretionary adjustment, for each half of the Company's fiscal year in which the Company met its billings and non-GAAP operating income targets, the officers were eligible to receive an amount equal to 16.67% of their semi-annual base salary (the "Officer Semi-Annual Bonus"). One-half of each Officer Semi-Annual Bonus was earned if the Company met its semi-annual billings goal and one-half of each Officer Semi-Annual Bonus was earned if the Company met its semi-annual non-GAAP operating income goal. At the end of the fiscal year, if the Company met its annual billings goal and annual non-GAAP operating income goal, the officers were eligible to receive an amount equal to 8.33% of their annual base salary, again split in an even manner between meeting the annual billings goal and the annual operating income goal. Achievement of at least 90% of a goal was required for any payment of the portion of an officer's bonus that was based on achievement by the Company of that goal. At 90%, an officer earned 50% of the target payment, and at 110%, an officer earned 150% of the target payment. An officer's bonus amount was prorated for goal achievement between 90% - 110% of a goal, and no additional payments were made for any achievement in excess of 110%. Additionally, the Committee or the Company's Board of Directors had discretion to modify the bonus amount actually paid to an officer between a range of 0% to 130% of the bonus amount otherwise payable, based upon the officer's achievement of certain individual performance goals.

As discussed above, after our acquisition of SurfControl, the Committee amended the annual billings and operating income objectives and made a proportional change to the semi-annual billings and non-GAAP operating income objective for the second half of 2007 for the officer bonus plan. The semi-annual billings and non-GAAP operating income objectives were the same as those used for the President's bonus described above. During the first half of 2007, 96.5% of the billings objective was met and 102.5% of the operating income objectives was met. During the second half of 2007, 101.6% of the billings objective was met and 106.3% of the non-GAAP operating income objective was met. Annually, 99.6% of the billings objective was met and 104.7% of the non-GAAP operating income objective was met.

For 2007, John McCormack, Senior Vice President, Product Development, earned an aggregate bonus of $93,445, which was 132% of his Officer Target Bonus for the 2007 year, while Michael A. Newman, Senior Vice President and General Counsel, earned an aggregate bonus of $77,499, which was 112% of his Officer Target Bonus for the 2007 year. For both semi-annual bonuses of 2007 as well as the annual bonus, the Committee increased the bonus amount actually paid to Mr. McCormack by twenty percent in light of Mr. McCormack's increased responsibility due to our successful opening of an engineering center in China and the acquisitions of PortAuthority and SurfControl and the corresponding increase in international engineering facilities under his supervision. For the first semi-annual bonus of 2007, the Committee increased the bonus amount actually paid to Mr. Newman by five percent in light of Mr. Newman's individual performance in closing the PortAuthority acquisition and entering into the transaction agreement to acquire SurfControl. The breakdown of the bonus amounts paid to Mr. McCormack and Mr. Newman is set forth below.

	Semi-Annual Bonus January - June 2007			Semi-Annual Bonus July - December 2007			Annual Bonus		
Name	Payout %	Individual Performance %	$ Amount Paid	Payout %	Individual Performance %	$ Amount Paid	Payout %	Individual Performance %	$ Amount Paid
John McCormack, Sr. Vice President, Product Development	98%	120%	$27,614	120%	120%	$34,320	111%	120%	$31,511
Michael A. Newman, Sr. Vice President and General Counsel	98%	105%	$22,632	120%	N/A	$29,170	111%	N/A	$25,697

For 2008, our officers will typically be eligible for a target bonus amount equal to 30% of their respective annual base salaries (the "2008 Officer Target Bonus"), as compared to the 25% target bonuses in 2007. The actual amount of the 2008 Officer Target Bonus earned by the officers will be based upon the Company's achievement of the billings and operating income targets. Subject to discretionary adjustment, for each half of the Company's fiscal year in which the Company meets its billings and non-GAAP operating income targets, the officers will be eligible to receive an amount equal to 20% of their semi-annual base salary (the "2008 Officer Semi-Annual Bonus"). One-half of each 2008 Officer Semi-Annual Bonus will be earned if the Company meets its semi-annual billings goal and one-half of each 2008 Officer Semi-Annual Bonus will be earned if the Company meets its semi-annual non-GAAP operating income goal. At the end of the fiscal year, if the Company meets its annual billings goal and annual non-GAAP operating income goal, the officers are eligible to receive an amount equal to 10% of their annual base salary, again split in an even manner between meeting the annual billings goal and the annual non-GAAP operating income goal. Achievement of at least 90% of a goal is required for any payment of the portion of an officer's bonus that is based on achievement by the Company of that goal. At 90%, an officer will earn 50% of the target payment, and at 110%, an officer will earn 150% of the target payment. An officer's bonus amount will be prorated for goal achievement between 90% - 110% of a goal, and no additional payments will be made for any achievement in excess of 110%. Additionally, the Committee or the Company's Board of Directors will have discretion to modify the bonus amount actually paid to an officer between a range of 0% to 130% of the bonus amount otherwise payable, based upon the officer's achievement of certain individual performance goals.

In January 2008, the Committee approved a bonus plan for our Senior Vice President, Product Development, whereby Mr. McCormack will be eligible for a target bonus amount equal to 50% of his annual base salary. Subject to discretionary adjustment, for each half of the Company's fiscal year in which the Company meets its billings and non-GAAP operating income targets, Mr. McCormack will be eligible to receive an amount equal to 33.33% of his semi-annual base salary (the "Semi-Annual Bonus"). One-half of each Semi-Annual Bonus will be earned if the Company meets its semi-annual billings goal and one-half of each Semi-Annual Bonus will be earned if the Company meets its semi-annual non-GAAP operating income goal. At the end of the fiscal year, if the Company meets its annual billings goal and annual non-GAAP operating income goal, Mr. McCormack will be eligible to receive an amount equal to 16.67% of his annual base salary, again split in an even manner between meeting the annual billings goal and the annual non-GAAP operating income goal.

Long-Term Incentive Compensation

The 2000 Plan is our principal long-term incentive plan for our CEO, President, officers and all other employees. The 2000 Plan provides for the grant of incentive and non-statutory stock options, restricted stock units and rights to purchase stock to our employees, directors or consultants. To date, only non-statutory stock options and restricted stock units have been granted under the 2000 Plan. Also, in conjunction with our acquisition of PortAuthority Technologies, Inc. ("PortAuthority") in January 2007, our Board adopted the 2007 Plan. The 2007 Plan contains the share reserve of the PortAuthority 2004 Global Share Option Plan and has been used mainly to grant the substitute options required by the terms of the Agreement and Plan of Merger and Reorganization among Websense, Leap Acquisition Corp., PortAuthority Technologies, Inc., PortAuthority Technologies Israel Ltd., and Donald Sullivan, as Stockholders' Representative, dated December 20, 2006. None of our named executive officers have been granted any equity awards under our 2007 Plan.

The Committee believes that by providing persons who have substantial responsibility for our management and growth with an opportunity to increase their ownership of our stock, the best interests of stockholders and executives will be more closely aligned. The stock awards enable the executive officers and other employees to participate in the long-term appreciation of our stockholder value, while personally feeling the impact of any business setbacks, whether Company-specific or industry based. Furthermore, the award assists with employee retention to the extent the award is subject to vesting related to an individual's continued employment.

Officers are typically granted new stock options each year and in connection with promotions. The Committee grants only nonqualified stock options with an exercise price equal to the closing market price of our common stock on the date of grant. The options usually have seven year terms and vesting periods of four years. Options awarded to officers also typically contain a provision that accelerates vesting if the option holder's employment is terminated within 18 months following a change of control of the Company. This provision is intended to enable the retention of key employees following a change of control as well as aligning the interests of management and stockholders in connection with the evaluation of a potential change of control.

The Committee has historically awarded annual grants during the first half of the year following the completion of annual performance evaluations. Beginning in 2007, annual grants generally will be made in the Company's second quarter. In determining the number of options to be granted to each officer, the Committee considers:

- the fair value of the grant;
- the number of option shares granted by position;
- the number of option shares granted as a percentage of the total option shares granted and of total common shares outstanding;
- the option grant practices set forth in executive compensation surveys for publicly-traded technology companies as well as the local software industry and high technology industries; and
- the officer's performance.

The initial option grant made to each officer upon joining the Company is primarily based on competitive conditions applicable to the officer's specific position and a comparison of the award to the awards granted to our other officers. In addition, the Committee considers the number of options owned by other officers in comparable positions within our Company. Upon hiring our CFO in 2007, the Committee granted him non-qualified stock options to purchase an aggregate of 200,000 shares of the Company's common stock, all of which are subject to the standard option terms and conditions described above.

In May 2007, the Committee approved refresh option grants for the CEO, the President and officers, including the named executive officers. The Committee based these awards on annual individual performance reviews, and the relative increased responsibilities of the officers. It is the intent of the Committee to keep the equity compensation of the officers competitive with that of officers for similarly-situated publicly-traded technology companies.

To date, the Committee has awarded restricted stock units as part of competitive hiring packages to replace foregone compensation to our CEO and certain officers, and as a retention tool for certain non-officer employees in specific instances where the Committee believed that it was warranted. Restricted stock units are subject to vesting and the holders of the restricted stock units are entitled to delivery of the underlying common stock on the applicable vesting date without any payment. The vesting schedules, including acceleration events, for restricted stock units may vary in the individual cases.

Severance/Termination Protection

In connection with certain corporate transactions or a change in control of the Company, our equity awards are subject to acceleration under certain circumstances. We have also entered into employment agreements with our CEO, President and CFO that provide for severance compensation to be paid if the executives are terminated under certain conditions, such as a change in control of the Company or a termination without cause, each as is defined in the agreements.

The employment agreements between our Company and these executives and the related severance compensation provisions are designed to promote stability and continuity of our senior management. Information regarding applicable payments under such agreements for the named executive officers is provided under the heading "Post-Employment Compensation" below.

Perquisites and Other Personal Benefits

The Company provides officers with perquisites and other personal benefits that the Committee believes are reasonable and consistent with the overall compensation program in order to attract and retain key employees. The Committee periodically reviews the levels of perquisites and other personal benefits provided to officers.

The Company pays premiums for group-term life insurance and makes matching contributions under the Company's 401(k) plan. The Company also pays for executive health physical exams for our CEO and President, and provides the President with the use of a Company-owned vehicle as well as payment of the gross-up for taxes associated with the vehicle because of a daily long-distance commute.

Other Considerations

The Committee considers the potential impact of Section 162(m) of the Internal Revenue Code of 1986 as amended. Section 162(m) generally disallows a tax deduction for publicly held corporations for individual compensation exceeding $1 million in any tax year for the CEO and the other executive officers, other than compensation that is performance-based under a plan that is approved by the stockholders of the Company and that meets certain other technical requirements. The Committee, however, has determined that it will not necessarily seek to limit executive compensation to only deductible compensation under Section 162(m) because the deductibility of some types of compensation may impose requirements that limit the Company's flexibility in granting or changing executive compensation. Further, deductibility can also depend upon the timing of an executive officer's vesting or exercise of previously granted rights, and we believe that it is most important for our compensation packages to attract, retain and reward executives to maximize the return to stockholders, rather than to focus on tax deductibility.

SUMMARY COMPENSATION

The following table shows for the annual periods ended December 31, 2007 and 2006, information concerning compensation awarded to or paid to, or earned by, the executives listed below (our "named executive officers").

Summary Compensation Table for Fiscal 2007 and 2006

Name and Principal Position	Year	Salary	Bonus (7)	Stock Awards (1)	Option Awards (1)	Non-Equity Incentive Plan Compensation (8)	All Other Compensation	Total
Gene Hodges, ...	2007	$541,962		$773,520	$3,355,447	$601,577	$ 6,797	$5,279,303
Chief Executive Officer(2)	2006	$494,712		$754,446	$3,085,512		$ 43,212	$4,377,882
Douglas C. Wride, ...	2007	$356,146	$78,246		$1,106,707	$206,124	$ 37,516	$1,706,493
President(3)	2006	$339,231			$ 974,754	$ 8,830	$ 20,994	$1,422,055
Dudley Mendenhall, ... Sr. Vice President and Chief Financial Officer(4)	2007	$ 95,000			$ 98,557	$ 57,472	$ 414	$ 251,443
John McCormack, ... Sr. Vice President, Product Development(5)	2007	$283,885			$ 432,659	$ 93,445	$176,362	$ 986,351
Michael Newman, ...	2007	$277,808	$27,143		$ 253,261	$ 77,499	$ 4,121	$ 612,689
Sr. Vice President and General Counsel(6)	2006	$231,154			$ 354,776	$ 6,023	$ 4,565	$ 623,661

(1) Amounts calculated utilizing the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" (SFAS 123R). See Note 1 of the consolidated financial statements in our Annual Report for the years ended December 31, 2007 and 2006 regarding assumptions underlying valuation of equity awards. The Option Awards and Stock Awards amounts included in this Summary Compensation Table disregard estimates of forfeitures related to service-based vesting conditions, which are taken into account when calculating SFAS 123R expense for financial reporting purposes.

(2) The Option Awards dollar amount in 2007 for Mr. Hodges includes $3,126,224 of share-based compensation expense related to option awards granted in years prior to 2007. All Other Compensation for 2007 represents 401(k) employer matching contributions of $3,375, and Company-paid premiums of $1,100 for executive long-term disability and $2,322 for group-term life insurance. All Other Compensation for 2006 represents payments made to Mr. Hodges of $17,129 relating to his relocation to San Diego when he commenced employment with Websense, gross-up payments totaling $14,446 for his personal taxes associated with his relocation expenses, 401(k) employer matching contribution of $3,300, Company-paid premiums of $3,026 for executive long-term disability and $2,322 for group-term life insurance, and $2,989 for executive health physical exams.

(3) The Option Awards dollar amount in 2007 for Mr. Wride includes $923,328 of share-based compensation expense related to option awards granted in years prior to 2007. The Option Awards dollar amount in 2006 for Mr. Wride includes $539,499 of share-based compensation expense related to option awards granted in years prior to 2006. All Other Compensation in 2007 for Mr. Wride represents a 401(k) employer matching contribution of $3,375, use of a Company-owned vehicle valued at $16,400, gross-up payments totaling $13,830 for his personal taxes associated with the use of the Company-owned vehicle, $2,431 for reimbursement related to home-office telephone and internet services, and Company-paid premiums of $1,243 for group-term life insurance and $237 for executive long-term disability. All Other Compensation in 2006 for Mr. Wride represents a 401(k) employer matching contribution of $3,300, use of a Company-owned vehicle valued at $7,653, gross-up payments totaling $6,454 for his personal taxes associated with the use of the Company-owned vehicle, $1,632 for reimbursement related to home-office telephone and internet services, and Company-paid premiums of $1,243 for group-term life insurance and $712 for executive long-term disability.

(4) Mr. Mendenhall joined the Company as Senior Vice President and Chief Financial Officer on August 31, 2007. All Other Compensation for Mr. Mendenhall represents Company-paid premiums of $414 for group-term life insurance.

(5) The Option Awards dollar amount in 2007 for Mr. McCormack includes $386,814 of share-based compensation expense related to option awards granted in years prior to 2007. All Other Compensation in 2007 for Mr. McCormack represents payments made to Mr. McCormack of $175,000 relating to his relocation from San Jose to San Diego, and Company-paid premiums of $552 for executive long-term disability and $810 for group-term life insurance.

(6) The Option Awards dollar amount in 2007 for Mr. Newman includes $233,462 of share-based compensation expense related to option awards granted in years prior to 2007. The Option Awards dollar amount in 2006 for Mr. Newman includes $315,159 of share-based compensation expense related to option awards granted in years prior to 2006. All Other Compensation in 2007 for Mr. Newman represents a 401(k) employer matching contribution of $3,342 and Company-paid premiums of $293 for executive long-term disability and $486 for group-term life insurance. All Other Compensation in 2006 for Mr. Newman represents a 401(k) employer matching contribution of $3,232, and Company-paid premiums of $879 for executive long-term disability and $454 for group-term life insurance.

(7) These amounts reflect the discretionary bonus awards made to our named executive officers for 2006.

(8) These amounts reflect the bonuses earned by our named executive officers under our respective 2007 and 2006 bonus plans.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to stock options and restricted stock units granted during or for the fiscal year ended December 31, 2007 to each of our named executive officers listed in the Summary Compensation Table above.

Grants of Plan-Based Awards in Fiscal 2007

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards (5)
Name	Grant Date	Threshold (2)	Target (3)	Maximum (4)			
Gene Hodges, Chief Executive Officer	5/1/07	$270,981	$541,962	$1,056,826	200,000	$23.93	$1,375,340
Douglas C. Wride, President	5/1/07	$ 89,037	$178,073	$ 347,242	160,000	$23.93	$1,103,272
Dudley Mendenhall, Sr. Vice President and Chief Financial Officer	8/31/07	$ 23,750	$ 47,500	$ 92,625	200,000	$20.57	$1,182,680
John McCormack, Sr. Vice President, Product Development	5/1/07	$ 35,486	$ 70,971	$ 138,394	40,000	$23.93	$ 275,068
Michael A. Newman, Sr. Vice President and General Counsel	5/1/07	$ 34,726	$ 69,452	$ 135,431	26,000	$23.93	$ 178,794

(1) Represents the hypothetical payments possible under our named executive officer's respective non-equity bonus plans as described in "*Annual Cash Incentive Compensation*" above. The amounts actually paid to our named executive officers for 2007 are set forth above in the Summary Compensation Table under the heading "Non-Equity Incentive Plan Compensation."

(2) The Threshold payment is based upon the Company's 90% achievement of the aggregate billings and non-GAAP operating income goals, upon which our named executive officer would earn 50% of their respective Target payment.

(3) The Target payment is set as a percentage of the named executive officer's salary as discussed under the heading "*Non-Equity Incentive Plan Compensation*" above.

(4) The Maximum payment is based upon the Company's 110% or greater achievement of the aggregate billings and non-GAAP operating income goals, upon which our named executive officer would earn 150% of their respective Target payment. The Company's Compensation Committee or the Board of Directors has discretion to modify the bonus amount actually paid to an officer between a range of 0% to 130% of the bonus amount otherwise payable, based upon the officer's achievement of certain individual performance goals. The Maximum payment represents a bonus amount that includes a 130% individual performance component.

(5) Amounts calculated utilizing the provisions of SFAS 123R. See Note 1 of the consolidated financial statements in our Annual Report for the year ended December 31, 2007 regarding assumptions underlying valuation of equity awards. The Option Award amounts included in the table above disregard estimates of forfeitures related to service-based vesting conditions, which are taken into account when calculating SFAS 123R expense for financial reporting purposes.

Outstanding Equity Awards at Fiscal Year-End

The following table includes certain information with respect to the value of all outstanding equity awards at the fiscal year ended December 31, 2007 for the named executive officers.

Outstanding Equity Awards at December 31, 2007

	Outstanding Equity Awards at Fiscal Year-End					
	Option Awards(4)				Stock Awards(4)	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
Gene Hodges, Chief Executive Officer and President(1)(2)	287,500	312,500	$32.24	1/9/13	72,000	$1,222,560
		200,000	$32.24	1/9/16		
		200,000	$32.24	1/9/16		
		200,000	$32.24	1/9/16		
		200,000	$23.93	5/1/14		
Douglas C. Wride, President (3)	2,054		$ 0.38	6/11/09		
	160,000		$13.93	1/22/12		
	66,500		$ 7.49	2/4/13		
	68,333	11,667	$19.10	7/30/14		
	51,666	28,334	$25.63	5/18/12		
	47,916	52,084	$32.24	1/9/13		
	22,500	37,500	$21.77	6/15/13		
		60,000	$23.93	5/1/14		
		100,000	$23.93	5/1/14		
Dudley Mendenhall, Sr. Vice President and Chief Financial Officer(3)		200,000	$20.57	8/31/14		
Michael A. Newman, Sr. Vice President and General Counsel(3)	19,000		$ 5.87	9/23/12		
	25,625	4,375	$19.10	7/30/14		
	19,375	10,625	$25.63	5/18/12		
	11,250	18,750	$21.77	6/15/13		
		26,000	$23.93	5/1/14		
John McCormack, Sr. Vice President, Product Development(3)	70,833	129,167	$18.38	7/17/13		
		40,000	$23.93	5/1/14		

(1) Mr. Hodges joined Websense as Chief Executive Officer and President on January 9, 2006 (the "Start Date"). Of Mr. Hodges' options, 600,000 have a term of seven years, with the shares vesting as follows: 25% on the first anniversary of the Start Date, and 1/48th will vest monthly thereafter until fully vested. 200,000 of the Options have a term of ten years, with the shares vesting as follows: 25% on the second anniversary of the Start Date, and 1/48th will vest monthly thereafter until fully vested. An additional 200,000 of the Options have a term of ten years, with the shares vesting as follows: 25% on the third anniversary of the Start Date, and 1/48th will vest monthly thereafter until fully vested. 200,000 of the Options also have a term of ten years, with the shares vesting as follows: 25% on the fourth anniversary of the Start Date, and 1/48th will vest monthly thereafter until fully vested. The remaining 200,000 of the Options (the Options with a price of $23.93 per share) have a term of seven years with the shares vesting as follows: 25% vest one year from the date of grant and the remaining 75% monthly until the option is fully vested.

(2) Mr. Hodges' restricted stock units are subject to vesting as follows: 25% vest sequentially on the first, second, third and fourth anniversaries of the Start Date.

(3) Options become exercisable as follows: 25% vest one year from the date of grant and the remaining 75% monthly until the option is fully vested.

(4) Information regarding potential acceleration of certain equity awards for the named executive officers is provided under the heading "Post-Employment Compensation" below.

Option Exercises and Stock Vested

The following table includes certain information with respect to the stock options exercised and common stock issued upon the vesting of restricted stock units during the fiscal year ended December 31, 2007 with respect to the named executive officers. No other stock awards for our named executive officers vested during the fiscal year ended December 31, 2007.

Option Exercises and Stock Vested in Fiscal 2007

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired (#)	Value Realized ($)
Gene Hodges, Chief Executive Officer(1)	0	0	24,000	$561,840
Douglas C. Wride, President	0	0	0	0
Dudley Mendenhall, Sr. Vice President and Chief Financial Officer	0	0	0	0
John McCormack, Sr. Vice President, Product Development	0	0	0	0
Michael A. Newman, Sr. Vice President and General Counsel(2)	19,000	$270,609	0	0

(1) Upon his hiring as CEO, Mr. Hodges was granted 96,000 restricted stock units on January 9, 2006 which are subject to vesting as follows: 25% vest sequentially on the first, second, third and fourth anniversaries of the date of grant. The value realized for Mr. Hodges' stock awards is his reported gain upon delivery of the common stock as a result of the vesting of his restricted stock units.

(2) The value realized for Mr. Newman's stock options is his reported gain upon exercise of his options. The value is calculated as the difference between the stock price on the date of exercise and his exercise price multiplied by the number of shares acquired on exercise of options.

Pension Benefits

We do not provide pension arrangements or post-retirement health coverage for our officers or employees. Our CEO, President, officers and other employees are eligible to participate in our 401(k) contributory defined contribution plan. In any plan year, we will contribute to each participant a matching contribution equal to 25% of the first 6% of the participant's compensation that has been contributed to the plan. The maximum matching contribution for 2007 was $3,375. All of our named executive officers other than our CFO, Dudley Mendenhall, participated in our 401(k) plan during fiscal 2007 and received matching contributions.

Nonqualified Deferred Compensation

We do not provide any nonqualified defined contribution or other deferred compensation plans.

Post-Employment Compensation

The amount of compensation payable to each named executive officer upon voluntary termination, involuntary not-for-cause termination, termination following a change of control and in the event of disability or death of the executive is shown below.

Payments Made Upon Termination

Regardless of the manner in which a named executive officer's employment terminates, the named executive officer is entitled to receive amounts earned during his term of employment. These amounts can include:

- non-equity incentive compensation earned during the fiscal year;
- vested amounts contributed to the Company's 401(k) Plan; and
- unused vacation pay.

Payments Made Upon Death or Disability

In the event of the death or disability of a named executive officer, in addition to the benefits listed under the heading "Payments Made Upon Termination" above, the named executive officer will receive benefits under the Company's disability plan or payments under Websense's life insurance plan, as appropriate.

Potential Payments Under Employment Arrangements

The amount of compensation payable to each named executive officer upon voluntary, involuntary not-for-cause termination or termination following a change of control is shown below. The amounts shown assume that such termination was effective as of December 31, 2007, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive's separation from Websense.

Gene Hodges. In January 2006, we entered into an employment agreement with Gene Hodges to serve as our Chief Executive Officer and President, reporting to the Board, with employment continuing "at will" until either party gives notice of termination. Mr. Hodges resigned from his position as President in April 2007 in order for Douglas C. Wride to be named President. Pursuant to his employment agreement, if we terminate Mr. Hodges's employment without cause or if Mr. Hodges terminates his employment with us for good reason, Mr. Hodges is entitled to: (i) a separation payment in the form of his annual base salary and annual target bonus in effect as of the date of such termination or resignation paid in twelve (12) equal monthly installments, less standard deductions and withholdings; (ii) continued payment of health insurance premiums paid on his behalf by us until he and his covered dependants obtain alternative health insurance coverage, up to a maximum of twelve (12) months; (iii) acceleration of the vesting of his stock options granted in connection with the employment agreement that are otherwise unvested at the time of such termination or resignation such that he shall be vested with respect to the same number of shares as if he had remained continuously employed by us for a period of twelve (12) months following the date of such termination or resignation; and (iv) acceleration of the vesting of 100% of his restricted stock units granted in connection with the employment agreement. Additionally, if (a) within eighteen (18) months following a change of control of Websense, Mr. Hodges's employment is terminated without cause by us or any of our successors or assigns or he resigns his employment for good reason or (b) we terminate his employment without cause during the pendency of a merger agreement or tender offer which would result in a change in control of Websense, then he will receive the benefits specified in (i) and (ii) above, plus all of his remaining unvested stock, restricted stock units and stock option awards will vest immediately. The above severance benefits are contingent upon Mr. Hodges providing us with a fully-effective waiver and release of claims in a form satisfactory to us and his compliance with our standard non-competition and non-solicitation requirements. Cause, good reason and change of control are all defined in Mr. Hodges's employment agreement.

Had a termination of Mr. Hodges's employment either without cause or for good reason occurred on December 31, 2007, Mr. Hodges would have been eligible to receive the payments set forth in the columns under the heading "Upon Termination without Cause or upon Resignation for Good Reason" in the table below. Assuming a change in control occurred on December 31, 2007 and a subsequent termination without cause or a resignation for good reason occurred within 18 months following the change in control, Mr. Hodges would have been eligible to receive the payments set forth in the table below.

	Upon Change in Control, Termination without Cause or upon Resignation for Good Reason				
Name	**Salary**	**Bonus**	**Benefits**	**Equity Awards**	**Total**
Gene Hodges, Chief Executive Officer(1)(2)	$546,000	$546,000	$10,422	$1,222,560	$2,324,982

(1) Salary and Bonus are paid in twelve (12) equal monthly installments, less standard deductions and withholdings.

(2) The closing price of our stock on December 31, 2007 was $16.98. The vested and unvested options held by Mr. Hodges which have an exercise price that exceed the fair market value as of December 31, 2007 are excluded from the table.

Douglas C. Wride. In June 1999, we entered into an employment agreement with Mr. Wride to serve as our Chief Financial Officer. In April 2007, Mr. Wride was promoted to the position of President and in August 2007, Mr. Wride resigned his position as Chief Financial Officer in order for Dudley Mendenhall to be named Chief Financial Officer. Mr. Wride's employment agreement provides that Mr. Wride will be employed "at will." If Mr. Wride's employment is terminated by us other than for cause, he is entitled to receive, as severance, six months of continuation of his base salary and he will also be entitled to vest in the number of options to purchase shares of our common stock that would have become vested under his options if his employment had continued for an additional six months. Notwithstanding the foregoing, if within one year following a change of control of Websense, Mr. Wride is terminated other than for cause, he is entitled to receive, as severance, one year of continuation of his base salary, and if he is terminated within 18 months following a change of control of Websense, will also be immediately vested in all of his option shares.

Had a termination of Mr. Wride's employment either without cause or for good reason occurred on December 31, 2007, Mr. Wride would have been eligible to receive the payments set forth in the columns under the heading "Upon Termination without Cause" in the table below. Assuming a change in control of Websense occurred on December 31, 2007 and a subsequent termination without cause occurs within 12 months following the change in control, Mr. Wride would have been eligible to receive the payments set forth in the columns under the heading "Change in Control within 12 months" in the table below. Assuming a change in control of Websense occurred on December 31, 2007 and a subsequent termination without cause occurs within 18 months following the change in control, Mr. Wride would have been eligible to receive the payments set forth in the columns under the heading "Change in Control within 18 months" in the table below.

	Upon Termination without Cause			Change in Control within 12 months			Change in Control between 13-18 months		
Name	**Salary**	**Equity Awards**	**Total**	**Salary**	**Equity Awards**	**Total**	**Salary**	**Equity Awards**	**Total**
Douglas C. Wride, President(1)(2) . . .	$179,400	$1,153,181	$1,332,581	$358,800	$1,153,181	$1,511,981	$0	$1,153,181	$1,153,181

(1) Salary is paid in one lump sum, less standard deductions and withholdings.

(2) The closing price of our stock on December 31, 2007 was $16.98. The vested and unvested options held by Mr. Wride which have an exercise price that exceed the fair market value as of December 31, 2007 are excluded from the table.

Dudley Mendenhall and John McCormack. On August 12, 2007, we entered into an employment agreement with Mr. Mendenhall to serve as our Senior Vice President and Chief Financial Officer. On July 5, 2006, we entered into an employment agreement with Mr. McCormack to serve as our Senior Vice President, Product Development. The agreements provide that both Mr. Mendenhall and Mr. McCormack will be employed "at will." If either's employment is terminated by us other than for cause, he is entitled to receive, as severance, six months of continuation of his base salary. In addition, each of the unvested equity awards held by Mr. Mendenhall and Mr. McCormack is subject to acceleration provisions in the event of a Corporate Transaction, as described in "*Other Employment Arrangements with Named Executive Officers*" below.

Had a termination of either Mr. Mendenhall's or Mr. McCormack's employment, either without cause or for good reason, occurred on December 31, 2007, Mr. Mendenhall and Mr. McCormack would have been eligible to receive the payments set forth in the columns under the heading "Upon Termination without Cause" in the table below. Assuming a change in control of Websense occurred on December 31, 2007 and a subsequent termination without cause occurs within 18 months following the change in control, Mr. Mendenhall and Mr. McCormack would have been eligible to receive the payments set forth in the columns under the heading "Upon Change in Control" in the table below.

	Upon Termination without Cause			Upon Change in Control		
Name	Salary	Equity Awards	Total	Salary	Equity Awards	Total
Dudley Mendenhall, Sr. Vice President and Chief Financial Officer(1)(2)	$162,500	$0	$162,500	$162,500	$0	$162,500
John McCormack, Sr. Vice President, Product Development(1)(2)	$143,000	$0	$143,000	$143,000	$0	$143,000

(1) Salary is paid in six equal monthly installments, less standard deductions and withholdings.

(2) The closing price of our stock on December 31, 2007 was $16.98. The vested and unvested options held by Mr. Mendenhall and Mr. McCormack, respectively, which have an exercise price that exceed the fair market value as of December 31, 2007, are excluded from the table.

Other Employment Arrangements with Officers. No employment contract exists with any of our other officers. However, each of the unvested equity awards held by all of our officers are subject to acceleration provisions in the event of a Corporate Transaction, which includes (i) a merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of our outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction, or (ii) the sale, transfer or other disposition of all or substantially all of our assets. In the event of a Corporate Transaction, all unvested equity awards will be fully accelerated to the extent such awards are not assumed or replaced with a cash incentive award preserving the spread at the time of the Corporate Transaction. Furthermore, if the executive is terminated by the successor company, or under certain circumstances, voluntarily terminates employment with the successor company within eighteen (18) months of the Corporate Transaction or other Change in Control of the Company, the assumed or replaced award will be fully accelerated. For purposes of the equity award, a Change in Control includes (A) the acquisition, by any person of beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of our outstanding securities pursuant to a tender or exchange offer made directly to our stockholders, or (B) a change in the composition of our Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (1) have been Board members continuously since the beginning of such period or (2) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (1) who were still in office at the time the Board approved such election or nomination.

Had an involuntary termination occurred on December 31, 2007 following a Corporate Transaction or Change in Control, Mr. Newman would have been eligible to receive the payments set forth below.

Name	Equity Awards
Michael A. Newman, Sr. Vice President and General Counsel(1)	$211,090

(1) The closing price of our stock on December 31, 2007 was $16.98. The vested and unvested options held by Mr. Newman which have an exercise price that exceed the fair market value as of December 31, 2007 are excluded from the table.

COMPENSATION OF DIRECTORS

For the first part of 2007, all Board compensation was based on attendance at meetings and was paid quarterly in arrears. Non-employee directors were also reimbursed for their reasonable expenses incurred in attending meetings of the Board of Directors and its committees. Directors were also eligible to receive additional fees based on performance of special projects, but no such payments were made in 2007.

The following table sets forth the standard cash compensation arrangement for our Board of Directors from January 2007 through June 2007.

	Meeting	In Person Attendance	Telephonic Meeting
Base Fee for Meeting Attendance	Board of Directors—Chairman	$5,000	$1,500
	Board of Directors—Member	$3,000	$1,000
Additional Fees Based on Committee Membership . . .	Audit Committee Chairman	$3,500	$2,000
	Audit Committee (non-chairman)	$1,500	$1,000
	Compensation Committee Chairman	$2,000	$1,000
	Compensation Committee (non-chairman)	$1,000	$ 500
	Nominating and Corporate Governance Committee Chairman	$1,000	$ 500
	Nominating and Corporate Governance Committee (non-chairman)	$ 500	$ 500
	Special project ad hoc committees	$ 500	$ 500
	Chairman of the Board attending any committee meeting	$1,000	$1,000

In addition, historically, under the Automatic Option Grant Program in effect under our 2000 Stock Incentive Plan, each individual who first joined the Board of Directors as a non-employee Board member would receive, on the date of such initial election or appointment, an automatic option grant to purchase 100,000 shares of our common stock, provided that such person had not previously been in the employ of the Company. In addition, on the date of each Annual Stockholders' meeting, each individual who continued to serve as a non-employee Board member would automatically be granted an option to purchase 5,000 shares of our common stock, provided such individual has served as a non-employee Board member for at least six months prior to such meeting. Each grant under the Automatic Option Grant Program was immediately exercisable and had an exercise price per share equal to the fair market value per share of our common stock at the Nasdaq close on the date of grant, and had a maximum term of 10 years, subject to earlier termination or repurchase should the director cease to serve as a Board member. The shares subject to each initial 100,000 share automatic option grant would vest in a series of four successive equal annual installments upon the director's completion of each year of Board service over the four-year period measured from the grant date. The shares subject to each annual 5,000 share automatic option grant would vest upon the director's completion of one year of Board service measured from the grant date. However, the shares will immediately vest in full upon changes in control or ownership or upon the director's death or disability.

During 2007, the Board retained the services of Frederick W. Cook & Co., a compensation consultant, to review the compensation program for the Board in order to assess whether the Company's Board cash and equity compensation was consistent with other similarly situated companies. Based upon the advice received from Frederick W. Cook & Co., in July 2007, the Board approved a revised cash compensation program which went into immediate effect. The new program provides all directors with a $15,000 annual cash retainer, paid quarterly. Board and committee chairs, and audit committee members, receive an additional cash retainer. Total annual retainers are as follows:

	Annual Retainer
Chairman	$40,000
Audit Committee Chair	$30,000
Nominating/Governance Committee Chair	$22,000
Compensation Committee Chair	$25,000
Director	$15,000

Audit Committee members receive an additional $5,000 annual retainer.

In addition, meeting fees were established as follows:

	Attendance
Participation in a physical Board meeting	$3,000
Participation in a physical committee meeting	$1,000
Participation in any telephonic meeting	$ 500

In October 2007, the Board approved the amendment and restatement of our 2000 Stock Incentive Plan (the "Amended Stock Incentive Plan"), to provide that each individual who is first elected or appointed as a non-employee member of the Board (a "Non-Employee Director") shall automatically be granted a non-statutory option to purchase 100,000 shares of common stock, granted and priced on the last trading day for Websense common stock in the calendar month in which such initial election or appointment to the Board occurs, instead of being granted and priced on the date of such initial election or appointment. The shares subject to such initial grant shall vest in forty-eight successive equal monthly installments upon the optionee's completion of each month of service as a Board member over the forty-eight month period measured from the option grant date. Previously, options to Non-Employee Directors vested in a series of four successive annual installments upon the optionee's completion of each year of service as a Board member. The Amended Stock Incentive Plan also provides that each individual who continues to serve as a Non-Employee Director shall automatically be granted a non-statutory option to purchase 12,500 shares of common stock, increased from the 5,000 shares provided under the old plan, granted and priced on the date of each Websense annual stockholders meeting, provided that such individual has served as a Non-Employee Director for at least six months. The shares subject to such annual grant shall vest in twelve successive equal monthly installments upon the Non-Employee Director's completion of each month of service as a Board member measured from the option grant date. Previously, options to Non-Employee Directors vested in one installment upon the Non-Employee Director's completion of the one year period of service measured from the grant date. Pursuant to the Amended Stock Incentive Plan, each member of the Board shall have thirty-six months, instead of twelve months, from the date of cessation of service as a Board member to exercise vested options. The changes to the cash compensation and stock compensation were made to adjust the overall board compensation to remain competitive with generally increasing board compensation of similarly situated companies due to the increased general responsibilities of directors.

The following table provides information for compensation in the fiscal year ended December 31, 2007 for non-employee directors who served in such capacity during fiscal 2007.

Director Compensation Table for Fiscal 2007

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
John B. Carrington(2)	$61,500	$672,657	$734,157
Bruce Coleman(3)	$56,500	$ 39,372	$ 95,872
John Schaefer(4)	$63,000	$ 39,372	$102,372
Mark St.Clare(5)	$82,000	$ 39,372	$121,372
Gary Sutton(6)	$73,000	$ 39,372	$112,372
Peter Waller(7)	$49,000	$ 39,372	$ 88,372

(1) Amounts calculated utilizing the provisions of SFAS 123R. See Note 1 of the consolidated financial statements in the Company's Annual Report for the year ended December 31, 2007 regarding assumptions underlying valuation of equity awards.

(2) Mr. Carrington served as our Chief Executive Officer and President until January 9, 2006 and as an employee of the Company until June 30, 2006. He continues to serve as our Chairman of the Board of Directors. The Option Awards for Mr. Carrington include $654,811 of share-based compensation related to option awards granted to him in years prior to 2007, principally while Mr. Carrington was our CEO. At fiscal year end, the aggregate number of option awards outstanding for Mr. Carrington was 275,610 stock options.

(3) The Option Awards for Mr. Coleman includes $21,526 of share-based compensation related to option awards granted in years prior to 2007. At fiscal year end, the aggregate number of option awards outstanding for Mr. Coleman was 56,000 stock options.

(4) The Option Awards for Mr. Schaefer includes $21,526 of share-based compensation related to option awards granted in years prior to 2007. At fiscal year end, the aggregate number of option awards outstanding for Mr. Schaefer was 90,000 stock options.

(5) The Option Awards for Mr. St.Clare includes $21,526 of share-based compensation related to option awards granted in years prior to 2007. At fiscal year end, the aggregate number of option awards outstanding for Mr. St.Clare was 70,000 stock options.

(6) The Option Awards for Mr. Sutton includes $21,526 of share-based compensation related to option awards granted in years prior to 2007. At fiscal year end, the aggregate number of option awards outstanding for Mr. Sutton was 55,000 stock options.

(7) The Option Awards for Mr. Waller includes $21,526 of share-based compensation related to option awards granted in years prior to 2007. At fiscal year end, the aggregate number of option awards outstanding for Mr. Waller was 90,000 stock options.

TRANSACTIONS WITH RELATED PERSONS

RELATED-PERSON TRANSACTIONS POLICY AND PROCEDURES

In 2006, the Company adopted a written Related-Person Transactions Policy that sets forth the Company's policies and procedures regarding the identification, review, consideration and approval or ratification of "related-persons transactions." For purposes of our policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company and any "related person" are participants involving an amount that exceeds $50,000. Transactions involving compensation for services provided to the Company as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to the Audit Committee (or, where Audit Committee approval would be inappropriate, to another independent body of the Board) for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to the Company of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, the Company relies on information supplied by its executive officers and directors. In considering related-person transactions, the Committee takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to the Company, (b) the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the Committee looks at, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders, as the Committee determines in the good faith exercise of its discretion.

CERTAIN RELATED-PERSON TRANSACTIONS

Stock option grants to the Company's directors are described under the caption "Compensation of directors."

The Company has entered into indemnification agreements with each of its directors and officers. These agreements require the Company, among other things, to indemnify each director or officer against certain expenses, including attorneys' fees, judgments, fines and settlements paid by such individual in connection with any action, suit or proceeding arising out of such individual's status or service as a director or officer. These agreements also require the Company to advance expenses incurred by the individual in connection with any proceeding against him or her with respect to which such individual may be entitled to indemnification by the Company.

The Company engaged KPMG to prepare the U.S. federal and state tax returns for SurfControl for the 2007 fiscal year as well as prepare the audit of SurfControl for inclusion in our Form 8-K/A filed with the SEC on December 14, 2007. In addition, the Company engaged KPMG International (KPMG) in order to prepare the local statutory accounts and tax returns for SurfControl's subsidiaries in the United Kingdom, Australia and France for the 2007 fiscal year. KPMG had acted as SurfControl's auditor and tax service provider for several years prior to the Company's acquisition of SurfControl in October 2007. Mark St.Clare is a member of our Audit Committee and his wife is an audit partner at KPMG who has never personally provided any services to SurfControl. The Audit Committee reviewed the engagement under our Related-Person Transaction Policy and determined the engagement of KPMG to be in the best interests of the Company and its stockholders. Accordingly, the Audit Committee approved the engagement of KPMG. Mr. St.Clare recused himself from the deliberation and approval.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Websense stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to Websense, Inc., 10240 Sorrento Valley Road, San Diego, California 92121, Attention: Corporate Secretary, or call 877-273-7379. Stockholders who currently receive multiple copies of the proxy statement at their addresses and would like to request "householding" of their communications should contact their brokers.

ANNUAL REPORT

A copy of the Annual Report of the Company for the 2007 fiscal year has been mailed concurrently with this Proxy Statement to all stockholders entitled to notice of and to vote at the annual meeting. The Annual Report is not incorporated into this Proxy Statement and is not considered proxy solicitation material.

FORM 10-K

The Company filed an Annual Report on Form 10-K with the Securities and Exchange Commission on February 28, 2008. The Company will mail without charge to stockholders, upon written request, a copy of the Form 10-K, including the financial statements, schedule and list of exhibits. Requests should be sent to Websense, Inc., 10240 Sorrento Valley Road, San Diego, California 92121, Attention: Corporate Secretary.

By Order of the Board of Directors

Michael A. Newman,
Corporate Secretary

Dated: April 25, 2008

"We are focused on effective execution—leveraging our advantages to the fullest, managing our cost structure efficiently and delivering real value to our customers and shareholders."

Gene Hodges, *Chief Executive Officer*

CORPORATE OFFICERS

Gene Hodges
Chief Executive Officer

Douglas Wride
President

Pankaj Bhardwaj
Vice President, Technical Support

Susan Brown
Vice President, Human Resources and Administration

Leo Cole
Vice President, Marketing

Adauto De Mello Jr.
Vice President, CALA

Xiaolian Deng
Vice President, Websense China

Michelle Gipson
Vice President and Corporate Controller

Geoff Haggart
Senior Vice President, EMEA and APAC

Jim Haskin
Chief Information Officer

Ofer Hendler
Vice President, Websense Israel

Dan Hubbard
Vice President, Security Research

Timothy Lee
Vice President, Asia-Pacific

Assaf Litai
Vice President, Enterprise Sales

John McCormack
Senior Vice President, Product Development

Dudley Mendenhall
Senior Vice President, Chief Financial Officer

May Mitchell
Vice President, Product Marketing

Michael Newman
Senior Vice President, General Counsel and Secretary

Kate Patterson
Vice President, Investor Relations and Corporate Communications

David Roberts
Senior Vice President, Americas Sales

Kian Saneii
Vice President, Business Development

Mark Small
Vice President, Regional Sales

Iain Stewart
Senior Vice President, Group Taxes

David Tripier
Vice President, Product Management

Lidror Troyansky
Research Fellow

Jeff True
Vice President, Inside Sales

(a) Member of the Audit Committee
(b) Member of the Compensation Committee
(c) Member of the Nominating and Corporate Governance Committee

BOARD OF DIRECTORS

John B. Carrington
Chairman

Gene Hodges
Chief Executive Officer
Websense, Inc.

Bruce T. Coleman (b)
Chief Executive Officer
El Salto Advisors

John F. Schaefer (a)(c)
Chief Executive Officer
Phase Metrics

Mark S. St.Clare (a)(c)
Director

Gary E. Sutton (a)(b)(c)
Director

Peter C. Waller (b)
President and Chief Operating Officer
Corinthian Colleges, Inc.

CORPORATE HEADQUARTERS

Websense, Inc.
10240 Sorrento Valley Road
San Diego, CA 92121
Telephone (858) 320-8000
www.websense.com

STOCKHOLDER INFORMATION

Investor Relations
Telephone (877) 273-7379
http://investor.websense.com

Transfer Agent and Registrar
Computershare
250 Royall Street
Canton, MA 02021
Telephone (800) 962-4284

Outside Corporate Counsel
Cooley Godward Kronish LLP

Independent Accountants
Ernst & Young LLP

Notice of Annual Meeting
Websense, Inc.
10240 Sorrento Valley Road
San Diego, CA 92121
June 4, 2008, 11 am Pacific Time

Stock Symbol
Nasdaq: WBSN

Designed and produced by Mentus, San Diego, California. www.mentus.com

Websense, Inc.
10240 Sorrento Valley Road
San Diego, CA 92121 USA
Telephone (800) 723-1166
Telephone (858) 320-8000
www.websense.com

Websense International Ltd.
Alexandra House
The Sweepstakes
Ballsbridge
Dublin 4, Ireland
Telephone +353 (0)1 6319360
www.websense.com

END